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03029515

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nutreco Holding N.V.

*CURRENT ADDRESS


PROCESSED

AUG 27 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4927 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/26/03

annual report 2002



nutreco

IRELAND & NORTHERN IRELAND

1 Agriculture premix factory
1 Aquaculture feed factory
3 Fresh water farms
8 Sea farms
1 Fish processing plant

SPAIN & PORTUGAL

4 Pig or poultry breeding facility
16 Agriculture feed factories
1 Agriculture premix factory
11 Meat processing plants
1 Aquaculture feed factory
1 R&D centre

SCOTLAND & ENGLAND

1 Agriculture premix factory
10 Salmon breeding facilities
3 Aquaculture feed factories
9 Fresh water farms
41 Sea farms
2 Fish processing plants

ITALY & HUNGARY

1 Agriculture feed factory
1 Agriculture premix factory
1 Aquaculture feed factory

THE NETHERLANDS

8 Pig or poultry breeding facilities
8 Agriculture feed factories
2 Agriculture premix factories
9 Meat processing plants
4 R&D Centres
Head office

NORWAY & DENMARK

1 Agriculture premix factork
3 Aquaculture feed factories
15 Fresh water farms
80 Sea farms
3 Fish processing plants
4 Value-added products facilities
3 R&D Centres



contents

JAPAN, AUSTRALIA & CHINA

1 Agriculture feed factory

1 Aquaculture feed factory

2 Sea farms

CANADA & USA

3 Pig or poultry breeding facility

3 Agriculture premix factories

2 Salmon breeding facilities

2 Aquaculture feed factories

19 Sea farms

1 R&D Centre

MEXICO

1 Agriculture premix factory

CHILE

6 Salmon breeding facilities

3 Aquaculture feed factories

7 Fresh water farms

30 Sea farms

2 Fish processing plants

BELGIUM

2 Pig or poultry breeding facility

4 Agriculture feed factories

1 Agriculture premix factory

2 Meat processing plants

FRANCE

1 Agriculture premix factory

2 Agriculture feed factories

1 Value-added products facility

GERMANY & POLAND

3 Agriculture feed factories

2 Agriculture premix factories



nutreco's profile

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.

Nutreco's leading position in the feed and food chains implies major responsibilities vis-à-vis customers, distributors, retailers, consumers, society and nature. These responsibilities mainly concern health, (food) safety, quality, animal welfare and the environment.

Nutreco's activities are organised as Nutreco Aquaculture and Nutreco Agriculture. Within these Business Streams there are eight Business Groups, each made up of Business Units that together have more than 120 production and processing units, with a total work force of approximately 13,000 people, in 22 countries.

Since its flotation in June 1997, Nutreco has made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, Portugal, France, Scotland, Belgium, Hungary, Norway, Australia and the United States.

Nutreco	
Nutreco Aquaculture	Nutreco Agriculture
Processing and marketing of salmon	Processing and marketing (poultry and pork)
Salmon farming	Breeding
Farming other fish species	Compound feed for poultry, pigs and others
Feed for salmon, trout and other fish species	Premixes, feed specialities and nutrition services

Nutreco aims to ensure that the end products meet the most stringent quality standards. This care is guaranteed, for example, by a strict health, safety and quality policy. Nutreco aims at selective expansion of the positions built up in the food chain and its close involvement in other links of the selected chains in order to provide consumers with the information and certainty they demand concerning product safety and traceability.

In 2002 Nutreco realised sales of EUR 3,809.6 million. The net profit amounted to EUR 68.2 million. The balance sheet total as at 31 December 2002 amounted to EUR 2,009.4 million. Nutreco is quoted on the official list of Euronext Amsterdam and is included in the Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

key figures



NET SALES
(EUR x million)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'95
'96
'97
'98
'99
'00
'01
'02



NET SALES BY BUSINESS STREAM IN 2002
(EUR x million)
Nutreco Aquaculture
1,215
Nutreco Agriculture
2,595



INCOME FROM OPERATIONS (*)
(EUR x million)
200
180
160
140
120
100
80
60
40
20
0
'95
'96
'97
'98
'99
'00
'01
'02

(*) Income from operations before amortisation of goodwill (EBITA)



NET SALES BY ACTIVITY IN 2002
(EUR x million)
Fish feed
708
Compound feed
849
Salmon
507
Premixes
454
Pork
463
Breeding
Poultry



NET INCOME
(EUR x million)
100
90
80
70
60
50
40
30
20
10
0
'95
'96
'97
'98
'99
'00
'01
'02



NET SALES BY REGION IN 2002
(EUR x million)
Other countries
422
America
428
The Netherlands
1,079
Other European countries
1,056
825
Spain

key figures (consolidated)

(EUR)	2002	2001[1]	2000[1]
PROFIT AND LOSS ACCOUNT (x million)			
Net sales	3,810	3,835	3,126
Gross margin	1,079	1,060	881
Income from operations (EBIT)	125	164	135
EBITA	139	177	136
Net income	68	92	91
Net income available to holders of ordinary shares	63	87	86
CASH FLOW (x million)			
EBITDA	242	270	203
Net cash provided by operating activities	152	137	201
Investments in group companies	8	169	492
Investments in (in)tangible fixed assets	102	149	108
BALANCE SHEET (x million)			
Shareholders' equity	734	683	583
Total assets	2,009	1,998	1,691
Capital employed	1,271	1,285	1,105
Net debt	433	478	366
RATIOS			
Gross margin as % of net sales	28.3%	27.6%	28.2%
Income from operations as % of net sales	3.6%	4.6%	4.3%
Turnover rate of weighted average capital employed	3.0	3.2	4.9
Return on weighted average capital employed	10%	15%	21%
Solvency ratio (shareholders' equity divided by total assets)	37%	34%	34%
Interest cover	6.5	7.1	15.5
KEY DATA PER ORDINARY SHARE			
Net income available to holders of ordinary shares	1.91	2.67	2.92
Dividend	0.67	0.82	0.82
Shareholders' equity	20.07	18.89	16.11
Share price as at year-end	17.79	35.90	56.60
OTHER KEY DATA			
Average number of outstanding ordinary shares (x 1,000)	33,271	32,589	29,545
Number of outstanding ordinary shares as at year-end (x 1,000)	33,285	32,660	32,133
Average number of employees	13,237	12,387	9,603
Number of employees as at year-end	13,442	12,934	10,990

(1) Restated for reasons of comparison (dividend)

information on nutreco shares

In 2002 a total of 624,449 shares were issued as stock dividend, for the option plan, and for the employee share participation scheme. As at year-end 2002, the total number of issued shares amounted to 33,284,786. In addition, Nutreco holds 6,241,500 cumulative preference 'A' shares, which are not quoted on the stock exchange.

spread of the total number of shares outstanding

Estimated distribution of ordinary shares in percentages:


Other countries
Other European countries
15%
United Kingdom
10%
United States
The Netherlands
Private investors
20%
Institutional investors

information under the disclosure of major holdings in listed companies act

Under the Netherlands Disclosure of Major Holdings in Listed Companies Act, the Company received three disclosures. These disclosures were made by:

ING Groep N.V.	10.01%
Fortis Utrecht N.V.	5.05%
Aegon N.V.	5.01%

In addition, MaesInvest B.V., a company that holds the issued and paid-up cumulative preference 'A' shares, has a 15.79% interest in the total issued and paid-up capital of Nutreco Holding N.V.

dividend

The proposed dividend per ordinary share amounts to EUR 0.67 (2001: EUR 0.82). Formulated at the 1997 IPO, Nutreco's dividend policy was and is aimed at distributing an annual dividend amounting to 30 to 35%. The proposed dividend of EUR 0.67 means a rise in the payout ratio to the high end of this range of 35% (2001: 31%). In September the company distributed an interim dividend of EUR 0.28. The final dividend of EUR 0.39 may be distributed in shares or in cash at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 8 May 2003 on the basis of that day's closing price and will be equal to the cash dividend.

key figures per ordinary share

(EUR x million)	2002	2001	2000	1999	1998	1997
Net income	[illegible]	2.67	2.92	2.11	1.75	1.47
Net income before amortisation of goodwill	[illegible]	3.06	2.96	2.11	1.75	1.47
Dividend	[illegible]	0.82	0.82	0.62	0.53	0.34
Payout	[illegible]	31%	31%	30%	30%	30%
Shareholders' equity	[illegible]	18.89	16.11	10.68	8.03	5.79
Highest share price	[illegible]	56.60	57.70	40.80	36.50	22.41
Lowest share price	[illegible]	31.70	30.05	27.20	20.90	17.47
Closing price	[illegible]	35.90	56.60	30.65	33.58	20.96
Average number of ordinary shares outstanding *(x 1,000)*	[illegible]	32,589	29,545	28,186	26,912	22,750
Number of ordinary shares outstanding *(x 1,000)*	[illegible]	32,660	32,133	28,883	27,571	24,966
Market value *(closing price)*	[illegible]	1,172,494	1,818,728	885,264	925,834	523,287

nutreco share price versus AEX



AEX (EUR)
Nutreco share (EUR)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
60
55
50
45
40
35
30
25
20
15
10
NUTRECO SHARE
AEX
06-'97
01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
02-'03

general meeting of shareholders

The Annual General Meeting will be held at the Golden Tulip Barbizon Palace Hotel, Amsterdam, on Thursday 8 May 2003, at 14:30 hrs.

important dates

25 February 2003	Publication of the annual results of 2002
8 May 2003	General Meeting of Shareholders
8 May 2003	Determination of stock dividend exchange ratio (after close of trading)
12 May 2003	Ex-dividend date
3 June 2003	Declared final dividend payable
5 August 2003	Publication of half-yearly results 2003
5 August 2003	Determination of stock dividend exchange ratio (after close of trading)
7 August 2003	Ex-dividend date
4 September 2003	Declared interim dividend payable
19 February 2004	Publication of the annual results of 2003
13 May 2004	General Meeting of Shareholders

report of the executive board

"2002 was a difficult year with disappointing price developments, particularly in salmon and poultry products. Our robust portfolio and worldwide efficiency enhancement and cost savings programme, along with the focus on maintenance of Nutreco's strong balance sheet position, helped us through this time."

WOUT DEKKER, NUTRECO'S CHIEF EXECUTIVE OFFICER (CEO).



main points

- Nutreco's robust portfolio, cost savings and efficiency enhancements partly mitigated the adverse effects of the difficult economic climate.
- Two of the three salmon markets have recovered.
- Strong market positions and a sound balance sheet support confidence for the future.

In 2002, after a number of good years, difficult market conditions resulted in a profit for Nutreco below the level achieved in the previous year. During the year under review, the challenge faced by management and staff was to protect the company from the effects of the economic setbacks by maximising the available synergies, taking new directions and identifying weak areas. This endeavour was underpinned by Nutreco's good position as a group with a sound international spread and leading positions in animal and fish feeds, salmon (and other fish) farming, as well as in breeding and poultry and pork processing. Even so, the persistent volatility on equity markets, which caused share prices to fall across the board worldwide for the second year running, left its mark on Nutreco.

NUTRECO'S STRENGTH

Fish farming is indispensable, now and in the future, for meeting the food requirements of the growing world population and accommodating the changes in people's eating choices that reflect increasing prosperity. For instance, the world food organisation FAO has calculated that, at the present growth rate of the world population, half of the total fish consumption will have to consist of farmed fish by the year 2025 to meet growing demand. The need for the

NUTRECO ACTIVITIES

FISH	POULTRY	PORK
marketing - processing	marketing - processing	marketing - processing
farming	farming	
	breeding	breeding
compound feed - fish feed		
premixes		

☐ Nutreco activities

continuing development of fish farming to counter overfishing was once more stressed in a report by European commissioner Fischler, which was published in September 2002. In December, the European Commission announced sharp restrictions on catches of cod, plaice and sole. Aquaculture presents a distinct alternative and, within this sector, Nutreco is the leading player. With its expertise, experience and size, the group is capable of responding with a growing supply of farmed fish species.

In December 2002 the European Union announced that it would impose a total ban on the use of antibiotics in animal feed with effect from January 2006. Nutreco has the know-how and the products to meet the requirement of the European Union. The current range of Greenline™ products and organic feed is free of antibiotics and the perfect answer to this development, fitting with the current desire for food safety and sustainability.

In taking its social responsibility, the company pursues a two-pronged policy. Nutreco closely watches the whole chain, focussing on various aspects, such as animal welfare and food safety.

In recent years, salmon farming has received a great deal of attention and publicity. The sale of salmon products accounts for approximately 15% of Nutreco's overall sales. The range, uniqueness and international spread of the Nutreco portfolio (based on a robust feed platform with three value chains in aquaculture and agriculture), risk being systematically underestimated as a result of the focus on salmon. The Executive Board focuses on the strength and power of the group as a whole.

RESULTS IN 2002

Nutreco closed the financial year 2002 with a net income of EUR 68.2 million, 25.5% down from last year's figure (2001: EUR 91.6 million). This result is better than Nutreco's earlier expectation, announced in November 2002. Income from operations before amortisation of goodwill (EBITA) declined by 21.7% from EUR 176.6 million in 2001 to EUR 138.3 million in 2002. Organically, income from operations decreased by 24.8%, acquisitions contributed 1.9% and exceptional items had a positive effect of 1.2%.

DECREASE IN WILD CATCH AND INCREASE OF WORLD POPULATION


(x 1,000 tonnes)
(x billion people)
250,000
200,000
150,000
100,000
50,000
0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
World population
Aquaculture
Wild catch
1950
1960
1970
1980
1990
2000
2010E
2020E



Income from operations before amortisation of goodwill (EBITA) in the business stream Aquaculture was strongly affected by low salmon prices, mainly during the early part of 2002. As a result, sales declined by 3.1% to EUR 1,215.2 million and income from operations before amortisation of goodwill decreased by 21.2% to EUR 72.1 million (2001: EUR 91.5 million).

In the business stream Agriculture, income from operations before amortisation of goodwill (EBITA) fell by 18.4% to EUR 80.5 million (2001: EUR 98.7 million). Lower income from operations before amortisation of goodwill was due to less favourable price conditions in the markets for poultry and poultry products in Spain and the Benelux countries. The feed, premix and breeding activities performed well.

COST REDUCTION AND EFFICIENCY ENHANCEMENT

In February 2002, an efficiency and cost reduction operation was initiated company-wide. Because of rapid growth in previous years, the company did not realise all synergy advantages, product innovations and cost savings. The relative quiet year on the acquisition front was used to take a strong focus at the operational results. The actions taken ranged from cutting operational expenditure, renegotiating purchase conditions with suppliers to carefully monitoring expense and travel allowances. Not a single department or business unit was spared. Some measures were minor, while others were large-scale, such as the closure of a few plants. This involved a staff reduction of 400 jobs. As part of the operation, the integration of the acquisitions made during past years within the existing business units was reviewed. Efficiency was enhanced in a number of countries, such as Norway and Spain, as well as in such sectors as poultry processing and animal feed. The objective of the operation, which will continue throughout the coming year, is to reduce operational expenses and, improve margins and cash flow. The ultimate aim is to lay the foundation for a structural improvement of the results.



strategy

YEAR OF TRANSITION

For Nutreco, 2002 was a year of transition. Even so, the company continued to pursue its strategy at the same pace, aiming for growth, the creation of added value and the management and reduction of price volatility. In this connection, a distinction must be made between the feed platform and the food activities in aquaculture and agriculture. In feed, Nutreco is increasingly focussing on livestock farmers directly. There is a marked trend for livestock farmers, prompted by growing costs, to mix feed themselves. Nutreco is responding to this by supplying high-quality additives and by giving advice, while also launching new feed products.

The key message in Aquaculture and Agriculture is that Nutreco aims to add higher value through product differentiation, an emphasis on end products, branding, and marketing new farmed fish species. To achieve this, the company must enter into closer co-operation with retail and food service customers, whilst ensuring that costs are kept under control.

The wishes of customers and consumers must be the starting point when determining the assortment in the value chain. In this respect, Nutreco supplies products of excellent quality at a competitive price. During the year under review, Nutreco appointed several people with great experience in retail and food service to key positions. Based on the same market-oriented philosophy, the activities of Hendrix Meat Group and Pingo Poultry in the Benelux countries were integrated. Poultry and meat have the same customers and market approach.

OPTIMUM USE OF THE FEED PLATFORM

With 50% of sales, fish and animal feed (including feed supplements) constitute a robust foundation for Nutreco. The strong regional position in compound feed was again maintained during 2002. The decline in sales as a result of the reduction of the livestock population in the Benelux countries was offset by growth in Spain. The company is currently producing fish feed for many species of freshwater and salt-water fish and a range of feed for other animal species, such as rabbits, ostriches and ducks. In the area of feed, too, Nutreco is pursuing a successful policy of creating higher added value and better branding in order to be recognisable in the market. For instance, salmon feed is exclusively marketed under the Skretting label. Reinforcement of the brand policy is also being pursued in respect of high-quality ingredients for complete feed, the premixes. The same applies to speciality feed, such as horse feed, where branding plays an essential role. Nutreco markets horse feed under the brand names PAVO® and EQuiral®.

CLOSER TO THE CONSUMER

While efficiency enhancement and cost reduction continue to be important, the ultimate aim is the creation of added value. Nutreco is currently launching more and more convenience products, both fresh and frozen, sometimes as a retail brand and in certain cases also as an A-brand. This means that the company co-operates with retailers and other customers on the development of new products. Furthermore, joint distribution and logistics solutions are being developed and promotional activities are being launched, thus not only creating potential for growth and value creation, but also enabling Nutreco to build up a long-term relationship with its customer base.

In 2002, the company started to supply US restaurants with fresh salmon steaks. Sales volume rose quickly to a quarter of a million steaks a month. Nutreco is convinced that demand for quality products, attention to food safety, as well as the trend of convenience and out of home will persist. The recent acquisitions were also made in view of this trend.

As an efficient low-cost producer with an in-depth knowledge of chain management, Nutreco is established as an ideal supplier and a favoured partner for the development of a number of private labels for major retailers. In addition, close attention to food safety, advanced tracking and tracing systems, consumer knowledge and an active market approach provide scope for own brands on the shelves. The improvement of marketing skills in the years ahead should


CUK

also produce a number of own brands. For example, the CUK brand for poultry products in Spain has a marked potential for this.

THE ADDED VALUE OF FOOD SAFETY

The advanced food quality system of Nutreco is an important asset and gives it competitive edge. Nutreco is implementing this system throughout the company and has registered it worldwide under the name NuTrace®. Nutreco's food safety policy is founded on four major pillars. Products are monitored from raw material to end product. Risk management, the ability to respond promptly and adequately to problems in accordance with properly recorded protocols, is another important element. An advanced tracking and tracing system creating the capability to trace the source of every animal and every ingredient is an absolute requisite for this. Quality systems that are tailored to the requirements of the internationally operating retailers constitute the final link in this approach.

risk profile

RISK AND RISK CONTROL

In the perception of many investors the risk profile of a great number of enterprises underwent a major change during the year 2002. Besides the familiar risks, low share prices caused pension funds to become underfunded, while insurance premiums rose sharply. Nutreco also had to contend with fluctuations in salmon prices, which affected margins, and criticism from environmental organisations about fish-farming conditions.

MARKET RISKS

The greater part of the cost of sales of Nutreco is affected by movements on world markets for raw materials such as grain, soya, fish meal and fish oil. Soya, barley and wheat were cheaper in 2002 because of large grain harvests in Europe, a record harvest of soya in South America and a worldwide surplus of wheat. The lower supply of fish meal and fish oil from Peru forced prices up in 2002, though less sharply than in 2001. During the first half of 2002, the price of fish oil rose by 2% and that of fish meal by 11%. During the second half of the year, prices levelled out. Although with a small time lag, Nutreco is generally able to pass price changes of raw materials on to product prices.



TECHNICAL RISKS

Prior to being processed, raw materials are carefully checked against specifications and for purity. The end products, production method and the processes meet the strict standards and procedures that are laid down in the GMP (Good Manufacturing Practices) quality system. Most Nutreco operating companies use recognised quality systems that are virtually all ISO, IKB, GMP or HACCP certified. When, in mid-2002, a small batch of molasses intended for pig feed production in the Netherlands, was found to contain the growth hormone medroxy progesteroneacetate, or MPA, the relatively harmless hormone was subsequently prevented from entering the food chain. Still, the incident led Nutreco to tighten its procedures and to remedy any omissions in the monitoring process. Other than a few days of delay in production, the direct costs of the incident were limited.



FINANCIAL RISKS

In 2002, the financial world was rocked when a few American companies were found to have submitted misleading information to show themselves in the most positive way. To avoid a crisis of confidence, the financial authorities in the US tightened existing regulations (the Sarbanes-Oxley act). The European Commission responded to this by putting tighter regulations in place as well. Nutreco subscribes to the intention of this regulation.

In the accounting field, European companies are in for major changes in the years to come. By 2005 at the latest, accounting principles are to be made uniform worldwide. In October 2002, the International Accounting Standards Board (IASB), which is preparing mandatory rules for Europe, and its US counterpart Financial Accounting Standard Boards (FASB) signed a memorandum of understanding for this purpose. Introduction of the International Financial Reporting Standards (IFRS) will have consequences for the amortisation of goodwill, the treatment of lease and derivatives transactions (they have to be shown in the accounts), and the valuation of pension liabilities and inventories.

Goodwill

In accordance with the accounting principles generally accepted in the Netherlands, goodwill as at 31 December 2002 was assessed by means of an impairment test. Nutreco does not consider it necessary to make adjustments at year-end

2002. Future valuation will depend to a large extent on the performance of the Norwegian salmon operations in 2003.

Pensions

The past few years have been extremely difficult for pension funds. Low interest rates and share prices have put reserves under pressure. During the summer of 2002, the Pension and Insurance Chamber *(Pensioen- en Verzekeringskamer, PVK)* observed that at an AEX index level of 300 points, about 300 pension funds would no longer be fully funded to meet their commitments as at the reference date. A letter followed in September in which the pension board indicated how the deficits are to be resolved. The underfunding up to 105% has to be resolved within a year, while reinforcement of the funds' financial resistance, in order to be able to absorb any future calamities, has to be effected within two to eight years..

The Dutch Nutreco Pension Fund, the largest pension fund within the Nutreco Group, is required to provide for the unfunded portion (up to a fully-funded rate of 100%) in the 2002 result. This non-recurrent charge of EUR 12 million has been taken to the result and is shown on the balance sheet as a provision. Under the PVK guidelines, the deficit must be made up to 105% by 31 October 2003. As at 31 December 2002, this additional deficit amounted to EUR 9 million and does not affect the result for 2002. The total deficit as at 31 December 2002 will be paid in 2003, in several instalments, a major portion of which will be in the form of a subordinated loan.

In those other countries where a deficit has been noted, a provision has been formed, the amount of which has been calculated on the basis of the local, minimum funding requirements. In view of the results of this test, supplementary provisions, totalling EUR 1.8 million (charged to the result), were formed in Belgium and in the United Kingdom in 2002. Calculated on the basis of local regulations, the total deficits in these countries, amounted to approximately EUR 20 million as at 31 December 2002. These deficits will be resolved over a period of five to ten years.

In 2003, pension charges for Nutreco will rise by approximately EUR 10 million, due to contribution increases and the obligation to resolve the deficits as at 31 December 2002. The movement of the stock exchange indices during the coming years will have a major impact on the level of the deficits and the reserves to be built up.

Currency, interest rate and credit risks

Nutreco has installed strict internal guidelines governing exposure to currency, interest rate and credit risks. Since 2001 the Group disposes of a syndicated EUR 741 million loan with a consortium of international banks which will expire in June 2006. This loan agreement contains financial ratios that were amply met during 2002. The credit facility will be reduced by EUR 65 million every six months with effect from 15 June 2003. Taking into account these reductions, this facility leaves enough room to meet the company's autonomous funding requirements. In addition, credit facilities of EUR 287 million are available to Nutreco.



Interest rate risks are mainly controlled by fixing a major portion of the interest rates on long-term debt. Interest rate swaps in various currencies with a staggered maturity schedule were contracted for this purpose. Short-term financing carries variable interest rates.

Currency risks arising from foreign investment and debts are covered as much as possible by means of financing denominated in local currencies also taking into account the future free cash flow in the currency concerned. As a result, changes due to currency effects are partly offset in respect of both assets and cash flow.

A Risk Management Committee is responsible for procedures and limits within which the operating companies cover their currency and price risk exposure arising from their buying and selling requirements. Approximately half of Nutreco's transactions are euro-denominated. Other important currencies are the Norwegian krone, the US dollar and the British pound. This portfolio contains a natural hedge. The purchase of raw materials and the sale of products usually take place in the same currency.



Insurance

Nutreco has a centrally directed insurance programme in place. In consultation with the company's own Health, Safety, Environment and Quality Department, audits are regularly performed in various locations by specialists of insurance companies.

acquisitions and organic growth

Following the bigger acquisitions in previous years, the company acquired two smaller enterprises in 2002. In September, Marine Harvest bought Chisal SA, a salmon processing plant situated in the south of Chile. The takeover of this company and its staff of approximately 300 employees signals a strengthening of Marine Harvest's position as market leader in Chile in salmon production, processing and export and ready-made salmon products, including smoked salmon for US, Japan and other markets.

At the end of November, the Dutch Selko company was taken over. Based in Tilburg with two modern production units and with sales offices in the Middle East and Brazil, Selko (staff: 47 employees) produces and sells organic components for animal feed as a substitute for antibiotics.

During the past year there was great emphasis on organic growth and geographical expansion of the activities. The feed activities were strengthened in Denmark, Germany, Portugal and Hungary. New premix and speciality feed plants were opened in Egypt and China.

outlook

In its relatively short existence as an independent listed company, Nutreco has already gone through a number of developmental stages. From the IPO in 1997 to the end of 1999, the company, which featured a new and unique business concept, was relatively unknown. The results confirmed that the strategy was right. As a consequence, the Nutreco share price consistently outperformed the index. During the subsequent 18 months, Marine Harvest was acquired and the purchase of Hydro Seafood was announced. Simultaneously, consumption and salmon prices rose sharply. The year 2000 was 'the year of the salmon' and the greater part of 2001 could be labelled as 'the year of the chicken'.

The year 2002 may be characterised as 'the year of transition' from which Nutreco has emerged stronger than ever. The company is focussing on growth and value creation in every market where it is active and will be supported by its strong geographical spread and leading position in a range of markets.

Nutreco is confident that, in the year ahead, the feed platform will continue to be a stable foundation for the company and show good results. Premixes and speciality feed will achieve further growth both through innovations and through acquisitions. It is expected that poultry products will continue to be hampered by cheap imports, which is liable to put prices under pressure in 2003 as well. In 2003, the reorganisation of the pig sector will have a positive effect, certainly in the Netherlands.

Nutreco is confident that salmon prices will see further improvement in 2003. Worldwide Atlantic salmon consumption rose by 7%. The US market continued to show double-digit growth figures, with consumption up 20% above the 2001 level. A sensible feed quota policy in Norway, with the feed quota per concession allowed by the government not rising too fast and a restrained attitude on the part of the Norwegian authorities in issuing new licences, is crucial to the continued balance of demand and supply. A study undertaken by Norwegian research agency Kontali showed that, at the end of 2002, the biomass, the quantity of salmon stocks, was virtually equal to the level a year earlier.

The EU is expected to lift the minimum price of Norwegian salmon in 2003. It is generally assumed that, following the lifting of the measure, the influence of the traders will decrease, which may have a stabilising effect on prices.

Investments in tangible fixed assets in 2003 are expected to roughly match the 2002 level (EUR 92.7 million).

In view of all the uncertainties, Nutreco refrains from issuing an outlook on its net profit expectations for 2003. In 2003, Nutreco will continue to implement further cost savings. In addition, Nutreco will increase sales to retail and food service customers, amongst other things through the introduction of new products. The portfolio of Aquaculture and Agriculture activities, strong market positions and a solid balance sheet give Nutreco confidence for the future.

Amersfoort, 24 February 2003

The Executive Board

W. Dekker, Chairman
C.J.M. van Rijn
J.C.A. den Bieman
J.B. Steinemann



report of the supervisory board

report of the supervisory board

The Executive Board labelled the year 2002 as a year of transition. The economic climate was poor and prices of the Company's main salmon and poultry end products remained low. As a consequence the development of results was disappointing and these circumstances were reflected in the Company's share price. Strong actions were taken by the Executive Board to reduce costs and increase synergies between its operations. Acquisitions made were minor. There was an enhanced attention for Corporate Governance subjects. All these subjects were reviewed and discussed during meetings of the Supervisory Board, the Audit Committee and the Remuneration Committee.

supervisory board meetings

During the period under review, the Supervisory Board met eight times with the Executive Board, according to a fixed schedule. In addition, telephone conferences were held on important topics and there were informal consultations with the Executive Board. In accordance with the Supervisory Board's rules and regulations, which are available for inspection at the Company's registered office and at the Annual General Meeting of Shareholders, the agenda for the joint meetings contains a number of fixed items. These are an update by the Chief Executive Officer, an explanation by the Chief Financial Officer concerning the Company's operating income since the last meeting and the outlook, as well as an operational report by the Chief Operating Officers. In addition to these standard topics, a number of specific topics were reviewed, including the Company's strategy, the food safety approach, the actions to move closer to the consumer, Corporate Social Responsibility, the cost reduction programmes, management development, Corporate Governance developments and the changes to the Company's Articles of Association. The Supervisory Board has as standard policy to visit business operations and to receive presentations from local, operational management at least once a year. Finally, the Supervisory Board reflected on its own performance and discussed the development of the business operations and results with the Central Works Council.

The Supervisory Board's key role is to be a sounding board and to draw on the experience of its members to counsel the Executive Board. In doing so, the Supervisory Board felt close to the Company and was pleased with the actions taken by management, which received its full support.

corporate governance

As set out in more detail in the special Corporate Governance chapter on page 38–40 of this Annual Report, a key feature of the year under review was the changes brought to the Company's Articles of Association, which resulted in a strengthening of the role and the powers of the General Meeting of Shareholders.

supervisory board committees

Since the 1997 IPO, because of the limited number of Supervisory Directors, the Supervisory Board as a whole acted as the Company's Audit Committee. In view of the enhanced attention for Corporate Governance matters and the integrity of results as shown by the introduction of important legislation changes in major markets, the Supervisory Board decided to appoint two of its members, Mr L. Ligthart and Mr S. Rennemo, to form the Audit Committee, thus enabling a more focussed review of the Company's control structure. The Audit Committee met once in the former setting to review the financial statements together with the external auditor, and once in its new setting.

The Supervisory Board as a whole also acts as the Company's Remuneration Committee. The Remuneration Committee met once and approved the remuneration policy, the stock options granted to a broad group of management, and the subscription of shares by employees under the employee share participation scheme introduced in 1999.

composition of the executive board and of the supervisory board

The composition of the Executive Board did not change during the year under review.

At the Annual General Meeting of 23 May 2002, the four-year term of Mr Y. Barbieux ended and the Board was pleased that he accepted to stand for re-appointment. Earlier this year, Mr J.I. S. Galán informed the Board that because of the workload associated with his duties as CEO of Iberdrola (Spain), he regretted that he would not be able to stand for re-appointment at the Annual General Meeting of Shareholders of 8 May 2003. The Board is reflecting on a suitable successor to fill this vacancy and will make a proposal to the General Meeting of Shareholders in due time.

financial statements and dividend

The financial statements for the year 2002 have been audited by KPMG Accountants N.V. whose report appears on page 70 of this Annual Report. The Executive Board and the Supervisory Board have approved the financial statements and we recommend that the statements and the dividend over the year 2002 be adopted in accordance with article 26.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

Although the very difficult market circumstances that prevailed throughout 2002 are reflected in the Company's results, the Supervisory Board would like to thank the Executive Board and all employees for their intensive efforts to improve the efficiency of the Company's operations, thus strengthening the basis for enhanced profitability in the future.

Amsterdam, 24 February 2003

The Supervisory Board

R. Zwartendijk, Chairman
Y. Barbieux
J.I. S. Galán
L.J.A.M. Ligthart
S. Rennemo

financial results

results

In 2002, Nutreco realised a net income of EUR 68.2 million, down 25.5% from last year's figure (2001: EUR 91.6 million). Net earnings per ordinary share before amortisation of goodwill declined by 24.2%, from EUR 3.06 to EUR 2.32. Net earnings per share after amortisation of goodwill amounted to EUR 1.91, a 28.5% decrease compared with the 2001 level (EUR 2.67).

Net sales of Nutreco in 2002 totalled EUR 3,809.6 million, down 0.7% compared with the previous year's figure. The acquisitions (Chisal SA and Selko), made at the end of 2002, made only a minor contribution to the net sales figure. The companies acquired in 2001 (Agrovic, the central processing facilities of the Laurus Group, Ducoa and Pivot Aquaculture) contributed to net sales for the full year of 2002, compared with six to nine months in 2001. On balance, the acquisitions had a positive effect of EUR 146.4 million, or 3.8%, on net sales. Autonomous net sales fell by 4.5% (EUR 172.1 million), mainly due to lower prices of salmon and poultry products. Sales of the feed operations advanced from EUR 1,938 million in 2001 to EUR 2,011 million in 2002, up 3.8%.

Income from operations (EBIT) fell by 24.0%, from EUR 163.8 million to EUR 124.5 million. Income from operations before amortisation of goodwill (EBITA) fell 21.7% to EUR 138.3 million in 2002, from EUR 176.6 million in 2001. In organic terms, income from operations fell by 24.8%, while acquisitions contributed 1.9% and exceptional items, on balance, contributed a further 1.2%. The exceptional income and charges, which on balance had a positive effect of EUR 2.2 million, are included in the income from operations. The exceptional income relates to the release of a EUR 9.0 million provision, of which EUR 6.0 million was related to an anti-dumping investigation by the trade authorities in the United States. They investigated sales prices of salmon products from Chile on the American market. The judgement in this case was that there was no reason to impose an import charge on Nutreco. Furthermore, Nutreco has combined its purchasing power, as a result of which it realised purchasing bonuses. Of these, EUR 7.0 million is a one-off bonus. The exceptional income was largely offset by an exceptional charge related to the under coverage in the Nutreco pension funds as a result of the low stock market indices per 31 December 2002. In order to meet the minimum requirements for pension funds, an additional pension charge of EUR 13.8 million has been included in the personnel costs. As a result, the pension funds meet the requirements of the Pension Insurance Chamber (PVK) in the Netherlands and the minimum adequacy standard abroad.

Personnel costs went up EUR 48.8 million to EUR 443.0 million, from EUR 394.2 million in 2001. This can be attributed to a 6.9% rise in the average number of employees and the higher one-off pension charges.

NUTRECO AQUACULTURE

Sales and income from operations before amortisation of goodwill (EBITA) realised by the business stream

INCOME FROM OPERATIONS BEFORE AMORTISATION OF GOODWILL (EBITA)

(EUR x million)	2002	2002*	2001	% CHANGE 2002 - 2001*	% CHANGE 2002* - 2001
Nutreco Aquaculture		61.7	91.5	-21.2	-32.6
Nutreco Agriculture		87.9	98.7	-18.4	-10.9
Unallocated overhead costs		-13.5	-13.6	5.1	-0.7
Total Nutreco	[illegible]	136.1	176.6	-21.7	-22.9

* adjusted for exceptional income and charges

Aquaculture were badly affected by low salmon prices, mainly in early 2002, and the stabilisation of feed volumes. As a consequence, sales fell by 3.1% to EUR 1,215.2 million while income from operations before amortisation of goodwill decreased by 21.2% to EUR 72.1 million. Adjusted for exceptional items, income from operations before amortisation of goodwill declined by 32.6% to EUR 61.7 million. During the second half of the year, salmon prices in the United States and Japan evolved favourably. Salmon prices in Europe were mixed, with Norwegian prices, in particular, falling short of expectations. Growth in demand for salmon and salmon products remained strong. Worldwide Atlantic salmon consumption was up by 7%. The US market continued to record double-digit growth figures, with consumption up 20% above the 2001 level. Reorganisations in Norway helped bring operational costs further down.

The results of the salmon feed operations continued to be good, despite static volumes. Stabilisation of feed volumes was counterbalanced by a cut in production costs, more favourable purchasing conditions and new products. The market for new species of farmed fish showed great promise on both the farming side and the feed side and Nutreco recorded good results with its activities in this area.

NUTRECO AGRICULTURE

Sales in the business stream **Agriculture** showed a 0.5% increase, to a total of EUR 2,594.4 million, mainly owing to growth in the feed and premix activities and the contribution made by acquisitions. This increase was largely counterbalanced by a fall in poultry product sales due to lower prices. Income from operations before amortisation of goodwill (EBITA) fell by 18.4% to EUR 80.5 million (2001: EUR 98.7 million). Adjusted for exceptional items, income from operations declined to EUR 87.9 million, a 10.9% decrease compared with the exceptionally good year of 2001. Lower income from operations before amortisation of goodwill was due to less favourable price conditions in the poultry and poultry product market in Spain and the Benelux countries. Nutreco's pork activities in the Netherlands showed a good result, although this did not reach the level achieved in 2001. The breeding activities performed excellently and achieved a higher result than in the previous year. The international premix and speciality feed activities, too, posted a better result than in 2001. This was attributable not only to the satisfactory contribution made by the activities acquired in the United States in 2001, but also to the increased focus on speciality feeds and Greenline products. Owing to product innovation and enhanced efficiency, compound feed businesses in the Benelux countries performed excellently in a shrinking market caused by a reduction in the livestock population. Spanish compound feed businesses, too, achieved a very good result, mainly attributable to organic growth.

FINANCIAL INCOME AND CHARGES

Financial income and charges fell slightly to EUR 37.4 million (2001: EUR 37.9 million). Falling interest rates and a decrease in average outstanding debt in the second half-year as a result of the strong cash flow during this period, reduced interest charges.

TAXATION

The effective tax rate fell from 24.2% to 19.6%, mainly as a result of the geographical spread of the result, the utilisation of tax allowances and fiscal loss carry-forwards derived from acquisitions.

NET INCOME

Based on the current dividend percentage of 6.9, a dividend of EUR 4.7 million was paid on cumulative preference 'A' shares. In 2001, the dividend on cumulative preference shares also amounted to EUR 4.7 million.

Net income (less cumulative preference dividend) available to holders of ordinary shares amounted to EUR 63.5 million, down 26.9% from the 2001 result of EUR 86.9 million. In 2002, the average number of ordinary shares outstanding totalled 33.3 million.

cash flow

Cash flow from business operations rose by EUR 4.8 million to EUR 222.4 million. The decrease in income from operations was counterbalanced by a lower cash outflow from provisions and a greater change in working capital. Cash flow from operating activities less interest and profit tax payments and other changes that, together, worked out to a sum EUR 10.3 million lower than the corresponding 2001 figure, increased from EUR 136.9 million in 2001 to EUR 152.0 million in 2002.

Cash flow used for capital expenditure totalled EUR 98.9 million in comparison with EUR 204.0 million in 2001.

In 2002, net capital expenditure on tangible fixed assets totalled EUR 92.7 million (2001: EUR 139.3 million). EUR 55.8 million and EUR 33.8 million were invested in Nutreco Aquaculture and Nutreco Agriculture, respectively. Major investments in tangible fixed assets related to:

- the expansion of salmon processing activities in Norway and Chile
- the modernisation of fish feed plants
- the establishment of two companies specialising in value-added poultry products in Spain and the Netherlands
- the modernisation of feed plants in the Netherlands

In 2002, Nutreco took over two businesses for a total amount of EUR 8.3 million, excluding a conditional earn-out arrangement. One of these was Chisal SA, a salmon processing plant based in the south of Chile. The other one, in the business stream Agriculture, related to Selko, a Dutch firm. Selko manufactures and sells organic compounds for the production of animal feed.

The net cash flow related to financing activities amounted to minus EUR 47.4 million (2001: plus EUR 90.4 million). The strong, positive cash flow from business operations in the second half of the year resulted in the partial repayment of interest-bearing debt. Furthermore, a cash dividend of EUR 14.3 million (2001: EUR 13.5 million) was distributed, including the cumulative preference dividend.

balance sheet

Shareholders' equity rose by EUR 51.1 million to EUR 734.3 million. The increase was mainly attributable to the addition of net income of EUR 63.5 million for 2002, the reduction due to a dividend amounting to EUR 9.5 million and the decrease resulting from exchange rate differences of foreign group companies, amounting to EUR 5.3 million. Minority interests in group companies decreased by EUR 1.3 million.

Provisions, excluding the provision for deferred tax liabilities, declined from EUR 60.4 million to EUR 44.8 million. The planned withdrawals related in particular to restructuring programmes targeting Agriculture activities in the Benelux countries and Eastern Europe, and restructuring costs relating to the acquisition of Agrovic in Spain. In Nutreco Aquaculture the provision was used for the restructuring of Marine Harvest Norway and the depreciation of assets of fish feed operations in Chile. The provision for deferred tax liabilities fell from EUR 37.2 million to EUR 33.4 million. On balance, total provisions decreased by EUR 19.4 million.

The solvency position (shareholders' equity expressed as a proportion of total assets) increased from 34% in 2001 to 37% in 2002.

The return on average capital employed excluding goodwill amounted to 14% (2001: 19%). The return on average capital employed including goodwill amounted to 10% in 2002 (2001: 15%).

As at 31 December 2002, the net debt position amounted to 1.8 times EBITDA and the interest cover, defined as EBITDA in relation to interest charges, amounted to 6.5.

The proportion between net interest-bearing debt and shareholders' equity improved from 70% to 59%.

The Group has a committed syndicated loan facility of EUR 741 million at its disposal since 2001. The facility was extended by an international consortium of banks and has a term until June 2006. The facility is unsecured. In addition, the Group has several (mostly short-term) credit facilities of EUR 286.9 million (2001: EUR 250.2 million). As at the balance sheet date, the company had committed a total sum of EUR 465.3 million (2001: EUR 518.7 million) of the total facilities.

The average interest rate on fixed outstanding long-term debt amounted to 6.8% (2001: 7.0%).

operational developments
nutreco aquaculture

profile

Nutreco is a major player in aquaculture controlling over 40% of the fish feed market, which makes it the leading producer worldwide. Today, the company supplies fish feed for a range of freshwater and saltwater fish. In 2002, Nutreco's output totalled approximately 1 million tonnes. Over 70% of this is used in salmon and sea trout farming. 30% of the salmon feed is earmarked for the company's own use. Nutreco is also worldwide market leader in Atlantic salmon farming and processing. The sale of salmon and salmon products constitutes 42% of Aquaculture sales. Nutreco also farms various other species of fish: Atlantic, Chinook and Coho salmon, sea trout, halibut, barramundi and cod. Originating from the Pacific Ocean, both Chinook and Coho salmon are particularly popular in Japan. In 2002, the company's own farms in Norway, Scotland, Ireland, Canada and Chile produced over 177,000 tonnes of salmon and sea trout. A considerable proportion of this found its way to the consumer market via the company's own processing facilities.



(EUR x million)	2002	2001	2000	1999	1998	1997
Net sales	1,215.2	1,253.9	961.4	690.3	624.0	559.5
Income from operations (EBITA)	72.1	91.5	103.1	58.4	37.7	34.0
Weighted average net capital employed	1,002.5	841.6	351.0	223.5	151.0	146.7
Return on weighted average capital employed (incl. goodwill)	7%	11%	29%	26%	25%	23%

market

According to figures calculated by the world food organisation FAO, fish farming is the fastest growing activity worldwide in the food industry. In 2002 the importance of aquaculture for food production was underlined by the European Commission, which took measures to counter overfishing. Rapidly growing global demand for fish products may also be ascribed to the benefits of fish consumption for human health. For instance, salmon contains unsaturated omega-3 fatty acids, which support cardiovascular health.

In 2002, worldwide consumption of Atlantic salmon increased by 7%. In the United States, double-digit growth figures continued, with consumption up 20% above the 2001 level. The effects of the overproduction during prior years were still noticeable in 2002. At the end of the nineties, Chilean fish producers more than doubled their production to meet the fast rate of growth of American salmon consumption (projection based on two-year-old salmon). Ideal farming conditions with high survival rates, the right water temperature and an optimal feed conversion rate, promoting additional growth, ultimately resulted in an abundant supply of Chilean salmon and strong price erosion in 2001. During the first half of the financial year, supply and demand became more balanced again in most parts of the world. 2002 saw a small increase in the farmed salmon population.

The recovery of salmon prices showed a mixed picture in 2002. Prices in Europe rose less than expected while prices in the US and Japan developed well. Another factor impacting the situation was the rise in the value of the Norwegian

EVOLUTION OF THE SALMON PRICE (NOK & EUR)


NOK/kg
EUR/kg
40
35
30
25
20
15
5
4
3
2
1
0
NOK
1998
1999
2000
2001
2002
2003

Source: Federation of Norwegian Fishing Industry (FNL) - fresh Atlantic salmon - 4-5 kg

EVOLUTION OF THE SALMON PRICE IN THE USA


USD/lbs
5
4
3
2
1
0
1998
1999
2000
2001
2002
2003

Source: Urner Barry - Chilean fillets - 3-4 lbs - FOB Miami

krone. The rise of the euro against the dollar slowed the transatlantic salmon trade down.

That European salmon prices weakened yet again during the summer of 2002 can be explained in several ways. The difference in market conditions between Europe and the rest of the world certainly appears to have played a role. In the US, products are often supplied directly to major customers and retail chains. In Europe, particularly in Norway, the traders are still playing a prominent role as small producers account for some 50% of Norwegian salmon farming. It is vital to the traders that the price quotation for farmers is as low as possible.

The Norwegian salmon price quotation is the main benchmark for the price level in continental Europe. In 1997, to protect Irish and Scottish salmon farms, the European Community and Norway agreed on a minimum import price regulation for a period of five years. This way, Norway was able to avoid a penalty for alleged dumping practices. At the end of 2001 and in 2002, the price quotation for Norwegian salmon was at odds with this minimum import price. In addition, Norwegian export was hampered by the sharp rise in the value of the Norwegian krone against the euro. This means that Norway was forced to look for different markets and that the 60% market share of Norwegian Atlantic salmon in the European Community at the end of the nineties has since declined to approximately 50%. As a result, the Norwegian price quotation was under constant pressure, which indirectly affected salmon prices in the rest of Europe as well. In February 2002, as a result of Norwegian industry's alleged avoidance of the minimum import price regulation, the European Commission launched an investigation into the operation of the regulation. In December 2002, the European Commission concluded that there were no reasons for continuing the minimum import price. Final approval of the findings of the European Commission is expected to take place at the end of March 2003. Lifting of the minimum import prices of Norwegian salmon in the EU is expected to reduce the role played by the traders, which, in turn, will result in a less fragmented supply. It will also enable producers to develop stable relations with their customers and boost further market development by the Norwegian industry.

In 2002, Chile and the Faeroe Islands were also investigated by the European Commission for alleged dumping practices. At the same time as the announcement of the conclusion of the investigation of the Norwegian industry, the European Commission declared that it had found no grounds for taking measures against salmon import from these countries.



In 2002 it was announced that Nutreco got revocation from the dumping investigation by US authorities. Nutreco's Chilean salmon activities had been included in the permanent US investigation of dumping practices for the first time in 1997. When it is found over the subsequent three years that a company does not engage in dumping, it is no longer part of the investigation.

This means that US and European authorities will not take any measures against the import from Chile and that Marine Harvest will be granted free access to all major markets.

In 2002, growth in the salmon feed market was in line with that in total farmed salmon stocks. The market for other fish feed is still highly fragmented. During the year, prices of raw materials increased. The challenge was to create ways of charging these price increases on to fish feed buyers. However, new fish farm markets opened up in 2002, which also meant new opportunities for fish feed.

Increased attention to quality, food safety and traceability remains an important trend in all markets . Major retailers are seeking close co-operation in this area with the suppliers of fish. Sustainability, animal welfare and food safety are the key words. Nutreco is actively taking part in various relevant programmes in France, Italy and Spain, among other countries. This trend provides the company with a marked competitive edge.



strategy

In the years ahead, the realisation of organic growth will play a central role in the Aquaculture strategy. Nutreco aims to achieve this by introducing more new products and by entering new regions and markets. Markets with other kinds of fish will be tapped as well. Ultimately, Nutreco aims to become less affected by fluctuations in market prices of unprocessed salmon.

A new structure was introduced in Aquaculture in September 2002, with the organisation being split into four Business Groups, each of which is responsible and accountable for its own customers, products and markets.

The salmon activities were split into two independent profit centres. The European points of sale are mainly supplied from Norway, Scotland and Ireland, while the United States are catered for by Chilean and Canadian producers. The formation of Marine Harvest Europe and Marine Harvest Americas follows this allocation.

In the US, salmon fillets are mainly sold through large retailers. In the United Kingdom the emphasis is on whole fish, which are sold to both the processing industry and smokehouses. The processing industry is increasingly co-operating with retailers. In France, supplies tend to be in the form of fresh, whole fish, which are sold directly through the retail trade. But here, too, there is a trend towards closer co-operation between retail trade and processors. So every market has its own distinguishing features, which have been taken into account in the new structure.

The new structure is directed towards both retail and food service customers, better use of by-products and centralisation of sales, marketing and logistics. Two new managing directors, both seasoned consumer market experts, were appointed to head the salmon activities in Europe and the US.

Worldwide production and marketing of salmon feed was concentrated in Skretting Salmon Feed in 2002. Skretting has since been made into a brand name as well, and fish feed is now sold worldwide under this label. The other fish feed activities of a more local character have been grouped into Trout & Marine Species. This Business Group is responsible for the other types of fish feed as well as for the development of new types of feed and farmed species.

In the year ahead, the combination of fish feed and fish farming within Nutreco is expected to yield further benefits. Both activities feature a clearly different risk profile, which is bound to have a mitigating effect upon overall risk exposure. Feed margins are stable, while (in good years) salmon


A2

accounts for ample margins, though they also show sharp fluctuations. Capital requirements in the fish feed industry are significantly lower than in salmon farming, as the purchase of raw materials can be aligned directly with market demand. Furthermore, feed sales are related to farmed fish stocks, not to final salmon prices.

acquisitions

In September 2002, Marine Harvest acquired Chisal SA, a salmon processing plant situated in Chile. The takeover of this company and its staff of approximately 300 employees signals a further strengthening of Nutreco's position in Chile in the production and processing of salmon and ready-made salmon products and their export to the US, Japan and other markets.

research & development

After years of intense research, the use of vegetable oil in fish feed as a partial substitute for fish oil was successfully introduced in 2002. This extended time frame was needed to assess the health aspects, environmental impact and effects of the substitution throughout the different stages of life of the fish. The development of the right production process and optimisation of feed efficiency also took a great deal of research. Currently, 35% of the total volume of fish meal produced goes to fish farming. During the last decade, an increasingly large proportion of the total amount of fish meal produced went to aquaculture without a corresponding rise in total fish meal production. Price rises have led animal feed producers to switch to vegetable protein sources, such as soya or grain, thus leaving more volume for use in aquaculture. In the long term, fish oil may be in short supply due to the rapid growth of aquaculture. In view of this, Nutreco continues to explore further optimisation of the use of vegetable oil. Furthermore, scientists are engaged in an intense search for an optimal, more flexible use of this fish meal source of protein, which, in the not-too-distant future, is bound to be in short supply. Nutreco is making an all-out effort to maintain its leading role and edge in this research.

Much energy and attention was focussed on quality enhancement. A new method has been developed for the testing of raw materials and end products. Various product innovations were launched. For instance, feed for young cod and other species of fish was introduced on the market under the Gemma label. Furthermore, a range of other types of cod feed was developed as an initial step towards large-scale production. The Nutra ST starter feed elicited an enthusiastic response in many countries. This type of feed results in markedly faster growth and increased fish weight.

operational developments

The low salmon prices put farming results under pressure. Placing greater stress on processing and marketing is a way to cope with this development. During the past years, the company made good progress with this. The separation of the feed operations and the division of salmon activities into Marine Harvest Europe and Marine Harvest Americas were further logical organisational steps in this regard.



MARINE HARVEST AMERICAS

In 2002, Nutreco sold more salmon and value-added salmon products in the US. The increase was not fully reflected in the sales figures as Marine Harvest was still facing low prices during the first half of the year. Prices firmed during the second half when the salmon supply from Chile and Canada became more balanced with demand.

In 2002, the proportion of value-added products in overall sales rose to more than 84%, a quarter of which consisted of portioned (amongst others fresh and frozen) products.

80% of the salmon sold in the US comes from Chile and Canada. From Chile, Marine Harvest Americas exports Coho salmon and trout to Japan. The company has a market share of 22% in the US, which makes it the market leader in that country. The American Marine Harvest operations concentrate in particular on retail and food service customers. Direct sales to retailers rose from 55% in 2001 to 68% in 2002. In 2002, Marine Harvest followed some of the large customers to supply their outlets in Latin America.

MARINE HARVEST EUROPE

Marine Harvest Europe supplies the European and Asian markets from its operations in Norway, Scotland and Ireland. In 2002, the company worked towards further integration of the Scottish, Norwegian and Irish operations in the areas of co-ordinated marketing, planning and logistics and key account management. Norwegian salmon farmers had a difficult year. Low salmon prices, the strengthening of the Norwegian krone and the minimum import prices to EU countries played a role. The restructuring and cost savings operations, which dominated much of 2002, were unable to fully offset the poor results achieved during the year. For instance in Norway, the processing facilities were further optimised, two of the seven facilities were closed and production was divided over the remaining companies. Improved efficiency caused overhead costs to fall by 30%.



On Eastern European markets, in particular, Nutreco was able to strengthen its position. This was especially true in Poland, the Baltic States and Russia. Co-operation with retailers was intensified. Nutreco is preferred supplier for several large French supermarket chains. Selling offices were opened in China and Japan in order to supply these markets directly.

In Scotland, Marine Harvest is a leading player in salmon farming and processing. A large proportion of sales relates to the UK and French markets. These two countries account for 40% of total European consumption. A growing need for healthy and convenient food has been a factor that has clearly increased the sale of salmon and salmon products in these markets. Particularly the British market, where Nutreco is market leader, grew by approximately 9%. British consumers buy salmon products more frequently and spend more per purchase. Nutreco mainly sells to value-added product manufacturers and smokehouses. All principal supermarket chains are now carrying Nutreco products. Buyers are becoming increasingly interested in other species of farmed fish, such as fresh halibut and cod.

In 2002, Marine Harvest was presented with an important award for the development of a semi-automatic stunning method used in salmon slaughtering. The method earned the Scottish operation the Alastair Mews Award of the Royal Society for the Prevention of Cruelty to Animals.

Irish salmon farming is small-scale and limited in terms of size and potential, while the focus is almost wholly on the supply of premium quality and special products, such as organically farmed salmon. In positioning these products, qualities such as naturalness and purity play a key role. In 2002, Irish salmon farmers benefited to the full from this strategy.

SALMON FEED

Lower salmon prices, the reduction of the biomass and elevated seawater temperatures off Norway, which forced farmers to harvest the salmon prematurely, affected the



market for salmon and trout feed. Feed volumes remained stable in both Chile and Norway. The Norway-based company Skretting successfully launched a new feed concept: LipoBalance. The composition of this feed, with rapeseed oil being one of the constituents, ensures that farmed salmon contains the same amount of health-promoting unsaturated omega-3 fatty acids as wild salmon does. The concept also makes Skretting more flexible in its selection of raw materials and less vulnerable to price fluctuations on the raw materials market. By the end of 2002, the new type of feed already accounted for 55% of Skretting's overall sales in Norway and on the Faeroe Islands.

In Chile, Nutreco is the second largest player on the fish feed market. In 2002, the Chilean market was struggling with excess capacity and rising prices of raw materials due to the rise in the value of the dollar against local currencies. Margins were under pressure due to fierce competition.

In Canada, Nutreco is market leader in the fish feed sector and has operations on both the Atlantic and the Pacific coast. On the West coast, the volumes sold were lower due to the outbreak of a viral disease among salmon populations. With cost reductions and a greater emphasis on the sale of speciality feed, Skretting is seeking to improve the results in Canada.

In Ireland and the United Kingdom Nutreco is market leader in feed for salmon, trout and freshwater fish. The British feed activities were still able to keep the margin and market shares up. Efficiency enhancements, strict cost control and the successful introduction of various new types of feed were responsible for this. With its strong market shares in the various areas, Nutreco is optimally benefiting from economies of scale in the event of cost reductions. By focussing much attention on technical guidance, Nutreco was able to strengthen its relationship with buyers.

TROUT & MARINE SPECIES

Feed for other fish species

Besides salmon feed, Nutreco also produces feed for trout and other species of fish. The principal markets for this feed are Italy, France, the United Kingdom, Spain, Greece, Turkey, Denmark, the Netherlands and Japan. Especially in Japan, traditionally a fish-minded country, Nutreco has gained a strong foothold. Nutreco has also recorded prosperous growth in Australia.

The market for other types of fish feed is highly fragmented. Currently, there are more than 25 suppliers, most of which are operating in a single country. At the same time, prices of raw materials continued to be fairly steep. Being able to pass higher costs on thus presented a major challenge. During 2002, keeping the margins intact and controlling debtor risks were assigned the highest priority.

Nutreco was well able to hold its ground in this market in 2002 and even managed to increase its market share in Spain and Turkey. Improved production methods, cost savings, combined forces in the purchase of raw materials, enhanced efficiency and quality all contributed to this. Many innovations were implemented. In France a revolutionary technique for the production of starter feed for very young salmon, bream, bass, trout, cod and eel was put into use with great success. All these products promote growth, reduce mortality, increase weight homogeneity and improve the





water quality. Furthermore, new concepts have been developed that take into account the difference in protein and fat requirements during the different stages of life of farmed fish. By combining in the best possible way the available know-how about the nutritional needs of fish, the environmental impact and animal welfare, scientists have succeeded in improving the product portfolio.

Farming of other fish species

Farms specialising in new species of fish are establishing themselves all over the world, taking advantage of specific climatological and geographical conditions of the areas concerned, such as sea bream in the Mediterranean area, turbot in Spain, yellowtail in Japan and barramundi in Australia. The feed formulated by Nutreco has had a catalytic effect on this development, which is the underlying reason why the development of new farmed species of fish has been concentrated in Trout & Marine Species. Today, Nutreco is one of the world's largest halibut farmers. This activity is mainly based in Norway and Scotland. The halibut market performed well in 2002.

Cod

In 2002, Nutreco produced about one million young cod from the production unit in Bergen, Norway. This figure is expected to rise even further. The first batch of cod has already been supplied to farmers.

In December 2002, the European Commission announced rigorous catch reductions in respect of cod, plaice and sole. The future shortage will have to be made up with farmed fish. As a result, expectations regarding cod farming are very high, with the industry and the authorities projecting a total production of 200,000 tonnes of farmed cod by the end of this decade, a volume that could rise to as high as 400,000 tonnes (about double the amount of the current cod quota which Brussels has assigned to Norway) by the year 2015.

To Nutreco, cod is attractive not only in view of the catch reductions, but also because, for the first time in history, it concerns a species that has long been a staple of popular cuisine. This development has been facilitated by a technological breakthrough in the development of feed for, for instance, cod fry, which is currently marketed under the Gemma label.

operational developments
nutreco agriculture

profile

Agriculture comprises several principal operations: meat processing and marketing, compound feed, premix and speciality feed and breeding operations. In meat processing Nutreco focuses on poultry and pork products, stressing fresh products and convenience products for the consumer market. Nutreco has built up strong positions in poultry products in the Netherlands, Belgium and Spain. Pork products are mainly destined for northwest European markets. The feed platform, which consists of compound feed, speciality feed and premix, makes up around 50% of the sales of Nutreco Agriculture. Compound feed is produced for virtually every type of livestock farming and also comprises organic feed. Speciality feed covers many types of feed for young animals, pets, such as dogs and cats, and horse feed. Premix is another major product, which consists of high-quality feed ingredients, such as vitamins, traces, and minerals that are used to enrich the feed. In Western Europe, the company has strong positions, in both compound feed and premix. In the rest of the world, notably in North and Central America, as well as in Egypt and China, Nutreco holds strategic positions in the premix market and in the sale of speciality products with a high added value.



(EUR x million)	2002	2001	2000	1999	1998	1997
Net sales	2,594.4	2,581.4	2,164.5	1,910.4	1,841.4	1,633.2
Income from operations (EBITA)	80.5	98.7	43.1	47.4	53.5	42.2
Weighted average net capital employed	441.7	347.9	311.9	252.3	212.7	195.4
Return on weighted average capital employed (incl. goodwill)	18%	28%	14%	19%	25%	22%

Breeding operations, involving the sale of broilers, layers, turkeys and pigs, are spread all over the world.

market

In 2002, the European poultry market was disrupted by the increased supply from Brazil of frozen chicken mainly destined for further industrial processing. Having highly integrated chains and a virtually unlimited grain and soya supply, Brazil is one of the countries with low poultry production costs.

Fewer and fewer retailers are controlling an ever greater share of the European food market. They have clear-cut opinions on products, food safety, traceability and customer convenience. Retailers also have a strong need to set themselves apart from their competitors. Fresh meat products play a crucial role in this endeavour. To meet quality standards takes the scale, research and sheer power of suppliers like Nutreco. Not only the quality of the end product must be warranted, but also the quality of the feed used, or the living conditions of the animals. Retailers are making stringent requirements in respect of these specific elements.



The compound feed industry, certainly in the Benelux countries, did not have an easy year. The restructuring of pig farming in the Netherlands caused the market to contract by 8 to 10%. The size of compound feed customers is increasing and Nutreco focuses in particular on these customers. With high-quality products and the provision of advice in the areas of business management, nutrition, technology, marketing and strategy, Nutreco seeks to establish durable relationships with these customers. To reduce costs and to optimise the production process, the compound feed plants will specialise in a single product or only a few products.

Also in the fragmented Spanish compound feed market, which has close to 900 private and cooperative suppliers, a process of consolidation began during the year as several medium-sized cooperatives merged. As a result, the market is in a state of flux, which is giving rise to many attractive possibilities and opportunities for Nutreco.



The premix market, on which Nutreco has been active since 1931, is assuming an increasingly global character. Costs and offering solutions to local problems continue to be important. On a worldwide scale, this market is growing by an average of 2 to 3% a year. Still, there are marked differences between the various regions, with emerging markets such as Eastern Europe, Asia and South America exhibiting a rapid growth, and Western Europe and North America recording only modest growth. In these regions margins are under pressure, but Nutreco is able to compensate with the introduction of innovative new products. In France a reorganisation was implemented.

Strain improvement and the sale of breeding stock are mainly undertaken by large, integrated production companies that operate on a global basis. In this industry, too, there is a trend towards an increase in scale.

strategy

The feed platform strategy is aimed at efficiency and achieving autonomous growth through innovation. In pursuing these aims, Nutreco targets two groups of buyers: the feed industry and farmers and distributors (direct supply). Nutreco aims to play a leading role in the consolidation of the industry in its home markets.

A further aim of Nutreco is to strengthen its position in the value chain by moving closer to the consumer. This is achieved through a greater focus on the product development of fresh meat and more emphasis on quality and marketing. Food safety and marketing special products, such as organic products and new concepts, play an important role in this approach. Reducing margin volatility is also a crucial element in the strategy for the years ahead. In its geographical expansion, Nutreco is seeking to extend its activities in growth markets in the rest of the world. This applies in particular to premix, speciality feed and breeding.

acquisitions

In the feed and premix sector, new regions were opened up or reinforced, such as the Middle East and China, while earlier acquisitions (e.g. Agrovic) were successfully integrated. In October, a new speciality feed and premix plant, with a capacity of 120,000 tonnes, was commissioned in the province of Hunan, China. With a pig population of 60 million, Hunan is the centre of the Chinese pork industry.

Nutreco enterprises have been marketing poultry, salmon and feed in China since 1985. Production was a logical next step. As part of a joint venture, a new feed supplement plant was started up in Egypt. In the Netherlands, Nutreco acquired Selko, a firm that produces and sells organic components for animal feed as natural substitutes for antibiotics. Selko has two modern production units in Tilburg.

Nutreco was able to strengthen its position in breeding in both Mexico and Canada by entering into joint ventures.

research & development

During the year under review, the appointment of innovation managers, who maintain contact with the five agricultural research centres, signalled an intensification of the relationship between researchers and business units. Research and development is going to focus more on the service and marketing aspects, though never at the expense of fundamental research. In practice, this means fewer projects and shorter lead times in research.

Nutreco has been involved for years in research on the genetic blueprint of poultry and pigs in order to gain a clearer insight into optimal breeds. In 2002, Nutreco acquired a patent on this technique in the US, the first poultry breeder to do so. In the ruminant sector, increased importance is being assigned to a lower mineral load. A software program developed by Nutreco in 2002, is designed to help livestock farmers minimise these values in the feed without compromising quality.

Organic feed and meat was also an important focus at the research centres. While still small at present, this market is currently growing at an annual rate of at least 10%. Substitution of medicines with natural alternatives in poultry and pig feed, new diagnosis techniques to determine the state of health of a population and the selection of the right breed of chicken ranked among the most important projects carried out during the year under review. The problem with organic meat is its high cost, which will have to be reduced.

Another agricultural activity in Nutreco is rabbits. In the coming years, this animal may become an important growth market, certainly in developing countries. Rabbit meat is low in fat, sodium and cholesterol. They can be kept in difficult conditions and, owing to their physiology, are able to digest feed with a far higher fibre content than any other animal can.

operational developments

MEAT PROCESSING AND MARKETING

The globalisation of protein flows has caused an ample supply of poultry. Processing facilities, in particular, which depend almost entirely on bulk production, were affected by this. Imports are a new phenomenon which affected Nutreco to a limited extent in 2002 as the company mainly focuses on fresh products and is not as sensitive to cheap imports of frozen products. In this sector, cost control is essential. Much more volume was sold to retailers and less to the processing industry, where margins sustained the greatest pressure. During the year under review, the activities of Pingo Poultry and the Hendrix Meat Group were merged. Poultry and meat have the same customers and market approach.

Poultry Products Spain

In Spain, Nutreco holds a 32% share of the poultry market. Close to 70% of sales are now channelled through retailers. Overall sales rose to just under 10%. Due to lower prices, this growth was not reflected in the results. During the course of the year, production slackened and the price level recovered. Nutreco's brand policy was given an increased focus with emphasis on the CUK brand and a relaunch of the Pimpollo brand. Another project still in progress is certification of organic chicken. Also new packaging systems and single portions were introduced. Much attention was focussed on


Pimpollo



high-quality ready-made products, such as chicken nuggets, hamburgers and breaded and marinated products.

Poultry Products Benelux

The poultry activities in the Benelux countries, too, were affected by the prevailing difficult market conditions. Nutreco was only partly able to shield itself from the negative sentiment by serving the market of value-added and fresh products. A strong focus on efficiency was another line of defence. The Goor-based plant switched from a double-shift system to a one-shift system and, as a result was able to shed 70 jobs. In co-operation with retailers an organic chicken concept is being worked out with stringent standards in terms of nutrition, breed and accommodation.

Pork Benelux

Nutreco's pork operations had a difficult year, particularly during the first six months. Governmental buyout schemes have reduced the number of farmers, while market conditions have forced a number of processing plants out of business.

Nutreco must convey consumer wishes in terms of quality, nutrition and animal treatment to livestock farmers and other links in the production chain. In 2002, Nutreco started the supply of organic pork. Furthermore, a project was launched to create greater diversity in the supply of pork through the selection of new breeds, with specific attention to taste, smell, colour and visible fat. This will make the company better able to serve quality segments in the market.

BREEDING

With its worldwide breeding operations, Nutreco is concentrating on four specialities: broilers, layers, turkeys and pigs. A separate enterprise has been set up for each of these animals. As a result of intensive research and many years of optimising genetic characteristics, the animals supplied are among the best in the world. This approach was once more reflected in the results, which were excellent for the third year running.

In the layer sector, Nutreco managed to strengthen its market position still further worldwide, opening up new markets in France, Colombia and Poland. Pig sales rose in several parts of the world, but prices were under pressure in a few countries. Nutreco reinforced its position, both in Mexico and in Canada, by entering into joint ventures and through takeovers.

PREMIXES AND SPECIALITY FEED

Another excellent result was achieved in the premix sector. The year was dominated by a process of consolidation both at suppliers and buyers. A shift away from wholly manufactured feed to home-mixing persisted throughout the past year, particularly in Europe. Rather than selling self-produced raw materials, livestock farmers keep them for their own use, mixing them with high-quality additives. Nutreco is facilitating this development by supplying minerals and giving nutritional advice.

An increasingly important constituent of the product range is antibiotics-free feed, which is marketed under the



Greenline label. Besides Greenline products for poultry and calves, a comparable product was launched for pigs in 2002. The recent acquisition of Selko in the Netherlands is consistent with this approach. In Europe, a complete ban on the use of antibiotics in feed is expected to be imposed by 2006.



COMPOUND FEED

Nutreco's production of compound feed has been concentrated in the Benelux countries and the Iberian peninsula. Buyers in the other European countries (Germany, Denmark and Central European countries) are also served from these production locations. High-quality horse feed and organic feed are important growth markets for Nutreco in this particular segment.

Benelux

In the Nutreco compound feed companies, the trend towards scale increases in livestock farming is being closely tracked. During the year under review, a pilot project was started in the Netherlands, with long-term knowledge contracts being entered into with the ten largest pig producers. A similar concept was introduced for major dairy farmers. Differentiation in types of feed and the opening-up of new markets have proven to be another effective response to the growing concentration. Concentration is dictated by the need for more efficient production in view of strict food safety requirements. The success of this attitude is beginning to be reflected in the figures. Difficult conditions notwithstanding, the compound feed activities, both in the Benelux countries and in Spain, had a good year.

With the PAVO and EQuiral horse feed brands, Nutreco has become market leader in the Netherlands and ranks among the largest suppliers in Belgium. The company is anticipating an average growth rate of 2% during the coming years. Due to the growing number of recreational horsemen and -women, the emotional aspect inherent in the feeding process has become more prominent. Nutreco has catered to this development by introducing a new type of feed.

Spain

Nutreco's Spanish compound feed operations managed to realise substantial sales growth. With a share of about 10%, Nutreco is the undisputed market leader of the highly fragmented Spanish market.

During the year several new types of feed were developed for niche markets. These markets are expected to develop as successfully as the rabbit feed market. As an advanced producer, Nutreco is already benefiting from increasingly restrictive regulations relating both to feed production and the use of raw and auxiliary materials. Other producers are being forced to make substantial investments to meet these requirements. On top of this, the new legislation in respect of supplements and medicines is not being introduced nationwide but on a regional basis, which is an additional handicap for these producers. Competitive pressure has already forced a number of local firms out of business. Stricter environmental legislation has the drawback that, in certain areas of Spain, it has become impossible for livestock farmers to expand their activities or start up new ones.

Catering to the specific wishes of buyers and consumers is also the motto in this market. For instance, Nutreco's subsidiary Nanta produces feed in Spain that is specially suited to Iberian pigs in the Salamanca and Rondo regions.

Other countries

While still a relatively small player on the German compound feed market, Nutreco has proven that sales concepts will





soon enable the company to tap the country's huge potential. The same applies to Denmark. In both countries, as well as in Poland and Hungary, compound feed operations were started or expanded during the year under review. Germany is also a clear growth market in the area of horse feed.

With a market share of approximately 25%, Nutreco is market leader in organic feed in both the Netherlands and Germany. Its size and growth potential make the German market very important. The market is expected to grow at a rate of 8 to 10% during the coming years.

food safety and sustainability

the added value of food safety

Food safety has become a household word in the food sector and now fully underlies and guides its thinking and actions. Today, Nutreco's ideas and activities in this have become crystallised and incorporated into state-of-the-art techniques and methods to such an extent that they lend themselves to an own brand name: NuTrace. With this brand name the company's commitment of conscious and responsible enterprise can be exploited financially. NuTrace comprises the whole range of Nutreco's quality aspects and will serve at first to set Nutreco's products apart from competing products in the perception of retailers and other buyers. Possibly, at a later stage, the brand and the inherent quality aspects will also be communicated directly to consumers.

Consumers are interested not only in quality food, in which elements such as taste, texture or safety are assured, but also demand from producers that they operate in a sustainable and ethical manner. NuTrace embodies all these aspects and is basically built up in four layers. Products are monitored from raw material to end product. Issue management, i.e. the capability to respond promptly and adequately to problems in accordance with properly recorded protocols, constitutes another important part. An advanced tracking-and-tracing system, which enables the company to determine the source of animals and raw materials used in the manufacturing process, is indispensable in this regard. Quality systems tailored to the requirements of worldwide retailers make up the final link in this concept. NuTrace has been registered worldwide.

It is the intention eventually to apply the system to all Nutreco products, regardless of whether they involve feed or food. The quality programme will first be rolled out in the food operations in Northern Europe. It will subsequently be implemented at the other units. During the year much attention was focussed on the exchange of 'best practice' between the various units. The exchange of know-how through workshops about the proper use of raw materials, optimisation of the production process, proper farming techniques and slaughter and processing practices, have been found to be a good way to spread innovations throughout the group in a short time.

sustainability

Another focus besides food safety is sustainability. The two terms are not interchangeable. The pursuit of sustainability requires a different line of approach than that of the production of safe and wholesome food. The pursuit of sustainability involves such elements as animal welfare, a sense of responsibility in respect of the often remote communities where Nutreco operates, attention to the environment and the aim to avoid depletion of the world's natural resources. These ambitions can hardly be separated any longer from day-to-day operations. Until the seventies, corporations only had to deal with the authorities, which would issue a 'licence to produce'. In the eighties and nineties they needed a 'licence to operate' as well: enterprises had to render account of their conduct to a sometimes critical community.

licence to sell

Another licence has since been added: a 'licence to sell'. Consumers wish to know not only whether a product is





safe but also whether it has been produced in a socially responsible way. In the case of Nutreco this means observing the proper use of natural resources and respect for the millions of animals with which it works. This involves, for instance, proper nutrition, proper accommodation, the most careful slaughtering method and as little environmental impact as possible. Some of Nutreco's operations are based in remote areas with high unemployment, poor education and an equally poor infrastructure. The company supports these communities, not only in an economic sense by employing them, but also by providing food, health care and educational facilities and other forms of community building. Closer to consumers also means closer to nature.

criticism from the environmental movement

In recent years, salmon farming has increasingly come under fire from some of the environmental movements, which alleged that feed residues and excretions were polluting farming sites and that escaped salmon were interbreeding with wild salmon, which caused the species to degenerate. It was also alleged that the feared sea lice would spread from farmed fish to wild salmon and that farmers used too many antibiotics and other chemical agents. During the past year, Nutreco made an intense effort to refute this, in its eyes, unjustified criticism. The company was supported in this from unexpected quarters. Both the European Commission and the authorities of British Columbia rejected the criticism. The Ministry of Agriculture, Food and Fisheries of British Columbia lifted the moratorium imposed on fish farming after an independent committee of experts had disproved all the accusations.

In September, the European Commission also issued a report in which it gave its clear support to fish farming. While in the public perception, farmed fish sometimes is full of harmful, chemical substances, the Commission affirmed that this is only the case to a negligible extent. Indeed, seafood products are beneficial to human health, provided that the farmed and imported fish is safe, of good quality, and has been produced in a way that promotes animal health and welfare. Marine fish is an important source of unsaturated fatty acids, phosphorus, proteins, iron and vitamins. According to the Commission, consumers must be able to benefit from this. To enable that to happen, strict standards have been laid down in Europe for the maximum level of dioxin, the use of antibiotics and fish farming conditions.

Aquaculture is often accused of having an adverse impact on nature, but many of these accusations are still lacking scientific evidence, the Commission concluded. It did make a number of recommendations, which Nutreco subscribes to. Production conditions must be such that they are not only acceptable to consumers from the point of view of price, quality and safety, but also from an environmental standpoint. Furthermore, degradation of the natural environment should be prevented. While the environmental impact of feed residues and excretions, compared with other pollution of the aquatic environment, is relatively minor, it should not be ignored around the farming sites and in the immediate surroundings. The interbreeding of wild and farmed species should also be a focus of attention in view of the loss of genetic diversity.

Nutreco has carefully attended to all these points. Feed cameras below the netting monitor whether the fish are fully fed and whether feed residues enter the natural environment. Farming sites are cleaned after use. Nutreco has spent EUR 3.2 million on the development of a product against sea lice. The use of antibiotics has been reduced to virtually nil. For instance, in 2002, Scottish farms succeeded for the first time ever in operating completely without the use of antibiotics. Nets are cleaned and stripped from algae by drying them in the sun instead of using chemical agents. Nutreco is doing everything it can to optimise farming conditions for minimal impact on nature and the environment. The enterprise is aware that it will never be able to achieve zero impact. Zero tolerance is impossible. Today's refined measuring methods alone would make that endeavour impossible. The company does feel that it should not be purely judged on the alleged negative impact, but also on its contribution to a number of pressing world problems, such as overfishing and food scarcity, and the efforts it is making to reduce the impact of its operations to a minimum.

european commission:
aquaculture part of the solution

The need for further development of European aquaculture was cogently affirmed by the European Commission in September 2002. If applied in a sustainable way, fish farming can make an important contribution to the success of European fishing policy. Certainly in the medium term, it offers an important alternative to the need for catch reductions to keep threatened fish populations from being depleted, and the consequent falling away of vital foodstuffs. Fish farming can also serve to replace or supplement employment for the redundant work force in the fishing industry and provides an opportunity to use local resources and investment more effectively. Anyhow, aquaculture closely connects with the current skills of the fishermen.

Also in remote areas with a chronic lack of alternatives, aquaculture is often the only way to create employment. In the peripheral areas of Scotland, Ireland and Greece, in particular, many thousands of jobs were created over the past decades. While there is still scant research available on the socio-economic impact, a recent study in Scotland has shown that in some rural areas the population drain has stopped for the first time in over a century as a result of the establishment of salmon farming operations. Young people are also able to find year-round employment while the other important economic activities, such as tourism, only offer seasonal work. It may be possible to put a halt to the population drain in other remote rural areas in Europe as well. In 1998, 60,000 people were wholly or partly employed in European aquaculture.

Aquaculture is also making a growing contribution to domestic and international trade, with output doubling from 642,000 tonnes in 1980 to 1.3 million tonnes in 2000. Production is currently worth 2,500 million euro a year, representing 17% of the volume and 27% of the total value of overall fishing production in the European Community. Still accounting for only 3% of worldwide fish farming, Europe is as yet a small player, despite its market leadership in certain species, such as trout, sea bass, sea bream, turbot and mussels. During the past decade, the 3.4% growth figure recorded in Europe lagged behind the global growth rate, despite the continent's high-quality research and available technology.

The Commission feels that, during the next decade, fish farming should take on the status of a stable industry, offering prospects for long-term employment (which would enable rural areas and remote coastal regions to develop) and alternatives to the existing fishing industry, both in terms of products and employment. Potential problems attending this scenario are notably public health, the environment and possible market instability. At present, supply and demand are fairly well-balanced.

Market saturation is currently posing the greatest threat to the sector, causing price erosion across a range of products. This need not necessarily be bad as long as it boosts productivity and innovations. This has been the case in recent years. However, further production enhancements are difficult to achieve as margins are now so slim that the financial scope for the necessary research, product development and marketing has become very limited. More species and a different kind of marketing may offer a way out of this vicious circle. Respecting the environment and product quality assurance are indispensable in this regard.

Aquaculture can also have a positive impact on the environment. Extensive systems are a good way to utilise watery areas as natural sources of economic growth. Economic activity, nature development and preservation thus go hand in hand. Many freshwater fish populations would have disappeared or diminished severely if they had not been regularly replenished with farmed stock. The release of sturgeon is a case in point. Fish farm sites are also unintended foraging places for protected bird species such as cormorants.

The goal set for the next decade by the European Commission is to increase employment in aquaculture by between 8,000 to 10 000 jobs in order to make up for job losses in the fishing industry. To achieve this, production has to expand at a rate of 4% a year. This is considered feasible by farming new species of fish and certifying environmentally friendly production methods. Solving the present lack of space for fish farms, too, is an important precondition. Improving marketing by increasing the number of points of sale, opening up new markets, integrating production and sales activities, boosting demand by improving quality, stepping up promotion efforts, as well as gathering more market information are ways of increasing employment.

Another goal of the Commission, besides increasing employment, is to secure products for consumers that are nutritious, safe and of good quality. The Commission also aims to promote the health and welfare of farmed animals and combat the adverse environmental impact of aquaculture by formulating standards and making agreements with parties to prevent possible degradation of the natural environment. Finally, the whole range of objectives will be served with increased know-how within the sector. In view of this, the Commission considers the promotion of research and technical progress as imperative.

human resources

Spanish, Dutch, English, Norwegian, French, Portuguese, Japanese or Chinese, the Nutreco group literally speaks many languages. This could hardly be different with a workforce of more than 13,000 spread across five continents. The challenge presented to personnel policy is to bridge (in a variety of languages) the interests of the employees and those of the company, to forge unity across the world, whilst recognising individual business cultures and the need for career development and opportunities for everyone, regardless of the country where he or she is employed. This goal was energetically pursued during the year under review.

At the end of 2002, the workforce had increased from 12,934 to 13,442. The rise was the net effect of acquisitions and restructuring operations during the year. Close to 80% are based in Spain, the Netherlands, Chile, Norway and the United Kingdom.

Most vacancies were relatively easy to fill in Nutreco's operating countries. An exception was a number of production jobs in the poultry and pig companies in the Benelux countries. Sada's poultry processing facilities in Spain have been using flexitime employees, associated in so-called cooperativas, for years. Their number has been drastically reduced during the past year in order to achieve more stable labour relations.

By automating monotonous, simple actions and introducing ergonomic improvements, work conditions in a number of production plants were substantially enhanced. This was true at the salmon processing operations of Marine Harvest in Scotland and at the modern poultry farms. Still, the often one-sided physical strain in many operations remains a focus of concern and attention within Nutreco. The relatively small margin between income and basic spending gave rise to a period of industrial unrest in Chile. Constructive talks with the unions resulted in a return of more stable relations in the course of the year. Allegations made in the Netherlands that Nutreco contravenes social legislation in Chile, were entirely disproved. The unions concerned confirmed that Nutreco has developed itself in Chile as one of the best employers in this particular industry.

Differences between enterprises in rates of absence due to illness, staff turnover and recruitment problems are fairly large. By improving the exchange of knowledge in this area, also internationally, these disparities are being addressed. Some business units are initiating staff satisfaction surveys.

GEOGRAPHIC BREAKDOWN OF AVERAGE NUMBER OF EMPLOYEES


Other countries: 1,430 employees - 10%
USA: 143 employees - 1%
Canada: 470 employees - 4%
United Kingdom: 960 employees - 7%
Belgium: 882 employees - 7%
Norway: 1,170 employees - 9%
The Netherlands: 2,710 employees - 20%
Spain: 2,980 employees - 23%
Chile: 2,492 employees - 19%

While supporting these projects, Nutreco is not imposing them from the top down. Care should be taken to ensure they do not result in disappointment and frustration rather than actual improvements for employees in areas where such initiatives are insufficiently embedded in overall social policy.

There are a number of study programmes at corporate level available for the development of management and leadership skills. Still, middle and senior management are mainly trained at their own business units. In view of the wide international spread, company-specific knowledge and job expertise is most easily acquired locally. Over the years, a wide range of such training courses have been set up, not only for medium and senior management, but also for the general education of field staff. In addition, programmes have been started in many countries to promote the inflow of talent and to develop management skills that can be deployed throughout Nutreco. This development has also been instigated at the corporate level. These training programmes focus not only on management techniques and personal learning, but also on cultural differences between countries and organisations, as well as the reinforcement of the company's distinct corporate culture. An additional advantage is that many international contacts and networks are built up during these training courses. During the year under review, the Executive Board, aware of the fact that, to more and more employees, the corporate culture of an enterprise is a factor that decides whether or not they wish to work for that enterprise, commissioned a study of the best possible cultural mix within the corporation.





Due to the group's decentralised organisation and the wide spread of activities, management development is by definition a complex subject in corporations such as Nutreco. Even so, the Executive Board aims to increase the international promotion facilities within and between the various activities and, in 2002, instigated a number of initiatives for this purpose. For instance, a Corporate Management Development Project was initiated to prepare managers for senior positions within the organisation. In addition, recruitment efforts designed to attract new competences from outside Nutreco, particularly in the area of retail knowledge and marketing, are continuing with the same intensity. For a few senior positions in the food sector, the company preferred external recruitment in order to attract new expertise at an accelerated pace.

Due to the decline of the stock exchange indices and low interest rates, pension fund revenues are under pressure. This has resulted in a rise in pension charges for both Nutreco and its employees (see also page 11, 'Pensions'). Nutreco is actively trying to find solutions to meet its pension commitments whilst limiting as much as possible the risk of increasing pension charges.

corporate governance

CORPORATE GOVERNANCE

In 2002 sound and transparent corporate management, so-called Corporate Governance, was again in the spotlight. The introduction of the euro, further integration of the European capital market and the merger of the various European stock exchanges have produced added pressure in Europe to issue uniform guidelines in respect of this. Tightening of the American corporate governance rules, in accordance with the Sarbanes-Oxley act and the consequences thereof for European companies listed on US stock exchanges, also forced the development of a clearer set of rules. In 1999, the OECD, in its Principles of Corporate Governance report, had already issued guidelines on proper reporting. In November 2002, the Winter Committee, commissioned by the European Union, presented recommendations on a uniform national code. Nutreco's corporate governance policy is in line with both the OECD guidelines and the recommendations made in the Winter Report. This part of the report has also been submitted to the Netherlands Compliance Institute *(Nederlands Compliance Instituut)*. Furthermore, the questions and comments that the Corporate Governance Investigation into Pension Funds *(Stichting Corporate Governance Onderzoek voor Pensioenfondsen)* made to all listed companies in the Netherlands have been taken into account.

THE GENERAL MEETING OF SHAREHOLDERS

During the year 2002, two General Meetings of Shareholders were held, the Annual General Meeting of Shareholders on 23 May 2002 and an Extraordinary Meeting on 20 June 2002. The agenda, the explanatory notes to the 2001 Annual Report and the 2001 Social and Environmental Report were sent free of charge, well in advance, to shareholders requesting same, and were also lodged for perusal at the various offices and placed on the Company's website. Dutch and English versions of the minutes of the meetings were also placed on the website.

The authorised share capital of the company amounts to EUR 41,520,000 and consists of 55 million ordinary shares, 16 million cumulative preference 'A' shares, 71 million cumulative preference 'D' shares and 31 million cumulative financing preference 'E' shares. The cumulative preference 'D' and 'E' shares have not been issued.

The issued capital consists of ordinary shares quoted on the Amsterdam Stock Exchange, a member of Euronext, and the cumulative preference 'A' shares. As at the end of the year, a total of 33,405,012 shares had been issued of which 33,284,786 had been fully paid up. In the course of the year, in June, 297,004 ordinary shares were issued as payment of the final (stock) dividend. In September, 281,830 ordinary shares were issued as payment of the interim (stock) dividend. A total of 6,241,500 cumulative preference 'A' shares have been issued. These shares are held by MaesInvest B.V., a private limited company, the shares of which are held by the following institutional investors: Rabo Securities N.V., ABN Amro Bank N.V., Ducatus N.V., Aegon N.V. and Fortis Investments. These shares already existed prior to the flotation in 1997. During the year under review, no new cumulative preference 'A' shares were issued.

All shares, both ordinary and cumulative shares, carry equal rights where it concerns voting during the general meetings. Votes may be cast directly or through a proxy. During the General Meeting of Shareholders, a total of 6,241,500 cumulative preference 'A' shares and 8,910,907 ordinary shares were represented. Of the latter 16,836 shares were represented by shareholders attending the meeting and 8,894,071 were represented by 48 proxies.

Shareholders holding or representing one per cent or more of the issued share capital are entitled to propose items on the agenda of the General Meeting. This right was not exercised in 2002.

At the Extraordinary Meeting of Shareholders the articles of association of the Company were amended. Nutreco is no longer a company with a full structure regime, but the rights of the shareholders have significantly increased as members of the Board of Directors and the Supervisory Board are henceforth appointed, suspended, or dismissed by the shareholders. The Supervisory Board is empowered to make proposals for appointments and is required to indicate whether such proposals are binding or not. The binding character of these proposals is terminated in the event of a qualified majority of opponents at the General Meeting.

THE SUPERVISORY BOARD

The Supervisory Board consists of five members who are appointed by the General Meeting of Shareholders for a period of four years and can be reappointed for two further periods of four years. No new Supervisory Board members were appointed during the year. One member, Mr Y. Barbieux, retired from the Board as prescribed by the regulations and was reappointed for a new period of four years. The four-year mandate of Mr I. Galán will expire at the 2003 General Meeting. Mr I. Galán has informed the Company that, in view of the workload associated with his responsibility as CEO and Vice-Chairman of Iberdrola S.A., a leading Spanish utilities supplier, he has decided not to stand for reappointment.

The duties of the Supervisory Board are to supervise the Executive Board. In addition, certain (material) decisions of the Executive Board, as specified in the articles of association and in the Supervisory Board rules, are subject to the prior agreement of the Supervisory Board.

All Supervisory Board members are independent from the Company. There are no interlocking directorships. None are or were in the past employed by the Company, represent directly or indirectly a shareholder of the Company or a supplier or customer of the Company and none provide services to the Company outside their Board memberships, or have direct or indirect ties with the Company outside their Supervisory Board membership. Mr L.J.A.M. Ligthart chairs the Supervisory Board of Nutreco Nederland B.V. and is a member of the Board of *Stichting Continuïteit Nutreco*, an organisation independent from the Company. The goals of this foundation are set out on page 69 in this annual report.

Details of the remuneration of the Supervisory Board are given on page 56 in this report. As provided in the articles of association of the Company, none of the Supervisory Board members receive a remuneration that is dependent on the financial performance of the Company. With the exception of Mr Y. Barbieux, who held 409 shares in the Company as at 31 December 2002, none of the Supervisory Board members is holding any share or option rights to acquire shares in the Company.

Remuneration Committee

The Supervisory Board has a Remuneration Committee consisting of the full Supervisory Board. This committee meets at least once a year with the Executive Board and the Director of Human Resources to determine the fixed and variable components of the remuneration of the Executive Board and the worldwide senior management. Furthermore, during the meeting the specific performance targets for the year are set that must be achieved in order to be eligible for the bonuses. The Supervisory Board has discretionary powers to decide on the award of share option rights to a range of managers and executives and on the implementation of the employee share participation scheme.

Audit Committee

The full Supervisory Board previously operated as the Audit Committee. In view of the enhanced focus on all kinds of audit matters, the Supervisory Board resolved during the year under review to appoint two of its members, Mr L.J.A.M. Ligthart and Mr S. Rennemo, to act as the Supervisory Board's Audit Committee. Both have a financial background and experience as members of the Executive Boards of listed companies. The Supervisory Board is convinced that, with the choice of these two candidates, the expertise required in the area of financial and operational control is ensured. The Audit Committee met once in its prior composition to discuss the 2001 financial statements with the Company's external auditors. In the autumn, the new Audit Committee met once. The meetings of the Audit Committee are attended by the Chairman of the Executive Board, the CFO, the internal auditor and the external auditors of KPMG Accountants N.V. The Audit Committee also meets with external auditors separately. Issues reviewed during the year under review included the organisation and operation of the internal audit department and the organisation of the audit departments of the various business units.

EXECUTIVE BOARD

The Executive Board currently consists of four members, the CEO, the CFO and two COOs, who are in charge of the operational management of the Aquaculture and Agriculture business streams. The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a qualified majority of the vote at the General Meeting.

Executive Board members are employed by the Company. None of the Executive Board members has any other ties with companies acting as suppliers or buyers of the Company. The Executive Board is responsible for the day-to-day management of the Company. Details of the remuneration of the Executive Board are set out on page 56 in this annual report.

Risk Management

For risk control, the company has a Risk Management Committee, the members of which are the member of the Executive Board in charge of financial affairs, the Group Treasurer, and senior managers responsible for central purchasing. The committee meets regularly to assess how financial and operational risks may be reduced.

The Company has insured a number of risks pertaining to its assets and liability with its captive insurance company Nutreco Insurance, based on the Netherlands Antilles, with re-insurance placed with vested insurance companies. Brokerage is in the hands of a major global broker. Hendrix Verzekeringen B.V. acts as co-broker.

ADVISORY BOARD

During the whole year under review, Nutreco conducted an intensive dialogue with a broad range of stakeholders, including investors, employees, government representatives, customers, interest groups and consumer representatives. These meetings mainly served to become acquainted with the opinions held by these groups so as to find out how the company might be able to improve its public role. A detailed report on this has been included in the Social and Environmental Report. Following these discussions, Nutreco set up an advisory board consisting of leading scientists from the Netherlands and the United Kingdom, with great expertise in the areas of food, agriculture, aquaculture and the environment. The Nutreco Advisory Board for Sustainable Development consists of Dr Aalt Dijkhuizen (Wageningen Agricultural University and Research Centre, Chairman), Prof Jo Hautvast (Wageningen Centre for Food Science), Prof Harry Hummels (Nyenrode University and ING) and Prof Donald Broom (Cambridge University).

financial statements 2002

accounting policies used for the consolidated financial statements

consolidation

The consolidated financial statements include Nutreco Holding N.V. (the "Company" and together with its subsidiaries the "Group" or "Nutreco") and the group companies in which Nutreco holds a controlling interest. The assets, liabilities and results of these companies are fully consolidated. Minority interests in the Group's equity and income are stated separately. Inter-company transactions and balances are eliminated in consolidation. Joint ventures, in which Nutreco holds 50% of the issued capital, are proportionally consolidated.

The results of companies acquired in the course of the year are incorporated into the consolidated profit and loss account as from the acquisition date. Results of divested companies are included in the accounts up to the date of completion of the divestment. A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, sections 379 and 414 has been filed at the Chamber of Commerce in 's Hertogenbosch.

As the financial data of Nutreco Holding N.V. are included in the consolidated financial statements, the profit and loss account of Nutreco Holding N.V. is condensed in conformity with Book 2 of the Dutch Civil Code, article 402.

translation of foreign currencies

Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant daily rates or at forward rates when forward contracts have been concluded in connection with those commercial transactions. Balance sheet items in foreign currencies are translated into euros at the exchange rates prevailing as at the balance sheet date or at the contracted forward rate when the exchange risks relating to the relevant receivables and liabilities have been hedged through forward contracts. In the profit and loss account foreign currencies are translated into euros at average exchange rates.

In general, exchange rate differences are taken to the profit and loss account except for differences arising from translation of the equity invested in foreign group companies. These are taken to other reserves. Exchange rate differences arising from foreign currency loans, in so far as such loans hedge the currency exchange risks associated with foreign group companies, are also taken to other reserves.

The principal exchange rates against the euro (EUR) used in the balance sheet and profit and loss account are:

(EUR)	BALANCE		PROFIT & LOSS ACCOUNT	
	2002	2001	2002	2001
Australian dollar per unit	0.53	0.57	0.57	0.58
Canadian dollar per unit	0.61	0.70	0.67	0.72
Chilean peso per 10,000	13.21	16.96	15.30	17.50
British pound sterling per unit	1.53	1.63	1.59	1.61
Norwegian krone per 100	13.73	12.53	13.30	12.42
US dollar per unit	0.95	1.12	1.06	1.11

principles of valuation of assets and liabilities

general

The principles of valuation of assets and liabilities and determination of income are based on historical cost. The principles applied have remained unchanged from those used in the previous year, except for dividends payable which, in line with the current practice in The Netherlands, are no longer accrued. For reasons of comparison the figures of previous years are restated.

intangible fixed assets

Goodwill is determined as the difference between the amount paid at the time of acquisition of a new company and the Group's share in the fair value of that enterprise. Goodwill is capitalised and amortised over the expected economic life with a maximum of 20 years on a straight-line basis. Before 2000, paid goodwill was charged direct to equity. Goodwill relating to contractual arrangements of acquisitions prior to 1 January 2000 is still charged directly to equity.

Purchased fish concessions are capitalised at fair market value upon acquisition and amortised on a straight-line basis over a period of 40 years. These concessions are (in)directly transferable to third parties.

Intangible fixed assets are subject to annual impairment testing. If the realisable value is lower than the book value, the book value is adjusted accordingly.

tangible fixed assets

Tangible fixed assets are valued at cost less depreciation. Depreciation is calculated according to the straight-line method based on the estimated useful life of the related asset. The following table presents the estimated useful lives:

Buildings	10-40 years
Machinery and installations	3-10 years
Other tangible fixed assets	3-10 years

Impairment testing is performed whenever required.

financial fixed assets

Non-consolidated companies in which the Group exercises significant influence are stated at the amount of the Group's participation in shareholders' equity. The shareholders' equity of non-consolidated companies is revised to conform to the Nutreco principles of valuation to the extent possible. Loans to non-consolidated companies are carried at nominal value less such provisions as are considered necessary. Other financial fixed assets are stated at nominal value, at cost, or at lower market value.

inventories

Inventories are stated at the lower of cost or net realisable value. The cost of the finished product, being the total manufacturing costs, is determined by the first-in first-out (FIFO) method. Manufacturing costs include direct costs as well as the variable portion of the indirect manufacturing costs. The cost of livestock includes all variable costs relating to livestock, taking account of the age of the animals. This mainly includes feed cost. Normal mortality of animals is also taken into account. Provisions are made for obsolescence.

receivables

Receivables are stated at nominal value less an allowance for accounts deemed uncollectible.

cash and cash equivalents

Cash and cash equivalents are carried at nominal value.

provisions

The provisions for pensions and early retirement in The Netherlands are stated at their actuarial present value. For foreign operations the pension provision covers the contractual obligations in respect of the pension fund, the active employees and the retired employees and is based on the locally required minimum funding requirements.

The provisions for restructuring and other costs relate to commitments, actual or enforceable by law, and existing as at the balance sheet date, the extent of which is uncertain, but which can be assessed with a reasonable degree of assurance. The commitments in question relate to events which, while having taken place in the past, will not be settled until after the balance sheet date. These provisions are stated at their nominal value.

Provisions for deferred tax liabilities are based on temporary differences between the book value and fiscal value of assets and liabilities, at current rates.

long-term and short-term debt

Long-term and short-term debt are stated at nominal value.

principles of determination of income

The determination of income is closely associated with the valuation of assets and liabilities. In addition, the following specific principles are observed in the preparation of the profit and loss account:

- Net sales is defined as the revenue from the sale and delivery of goods and services, net of rebates, discounts and similar allowances, and net of sales tax.

- Cost of sales comprises the manufacturing cost of the goods and services sold and delivered, and any inventory write-downs to lower net realisable value. Manufacturing cost includes such items as:
  - the cost of raw materials and supplies, inbound freight and other materials;
  - for livestock the direct production costs and the variable overhead costs.

- Other operating expenses include, inter alia, production, selling and research and development costs. Research and development costs are charged to the profit and loss account as incurred.

- Costs of currency and interest rate swaps are included in the profit and loss account under financial income and charges.

- Taxation is calculated according to the tax rate applicable to the tax entity in question taking into account any tax allowances.

- Share in results of non-consolidated companies consists of the Group's share in results of these companies and interest on loans granted to them, taking into account the related taxation.

- Minority interests represent the share of profits and losses attributable to other shareholders.

consolidated balance sheet

(EUR x million)	NOTE	31 DECEMBER 2002	31 DECEMBER 2001
ASSETS			
FIXED ASSETS			
Intangible fixed assets	(2)	392.3	392.8
Tangible fixed assets	(3)	552.3	576.3
Financial fixed assets	(4)	46.0	41.6
		990.6	1,010.7
CURRENT ASSETS			
Inventories	(5)	407.4	384.1
Receivables	(6)	579.6	561.9
Cash and cash equivalents	(7)	31.8	40.8
		1,018.8	986.8
		2,009.4	1,997.5

(EUR x million)	NOTE	31 DECEMBER 2002	31 DECEMBER 2001[1]
LIABILITIES			
Shareholders' equity	(8)	734.3	683.2
Minority interest		22.7	24.0
Provisions	(9)	78.2	97.6
Long-term debt	(10)	422.4	439.9
Short-term liabilities	(11)	751.8	752.8
		2,009.4	1,997.5

(1) Restated for reasons of comparison.

consolidated profit and loss account

(EUR x million)	NOTE	2002	2001
Net sales		3,809.6	3,835.3
Cost of sales	(14)	2,730.8	2,775.4
Gross margin		1,078.8	1,059.9
Personnel costs	(16)	443.0	394.2
Amortisation of intangible fixed assets		6.2	5.2
Amortisation of goodwill		13.8	12.8
Depreciation of tangible fixed assets		97.3	88.2
Other operating expenses	(17)	394.0	395.7
Operational expenses		954.3	896.1
Income from operations (EBIT)		124.5	163.8
Financial income and charges	(18)	-37.4	-37.9
Income before tax		87.1	125.9
Taxation	(22)	-17.1	-30.5
Share in results of non-consolidated companies		-0.2	2.7
Income after tax		69.8	98.1
Minority interest		-1.6	-6.5
Net income		68.2	91.6
Net income		68.2	91.6
Dividend on cumulative preference shares	(20)	-4.7	-4.7
Net income available to holders of ordinary shares		63.5	86.9
Basic earnings per ordinary share (EUR)	(21)	1.91	2.67
Diluted earnings per ordinary share (EUR)	(21)	1.91	2.56

consolidated
cash flow statement

(EUR x million)	2002	2001
Income from operations (EBIT)	124.5	163.8
Depreciation and amortisation	117.3	106.2
Earnings before interest, tax, depreciation and amortisation (EBITDA)	241.8	270.0
Changes in provisions	-10.5	-56.1
Changes in working capital	-8.9	3.7
Cash flow from business operations	222.4	217.6
Net interest paid	-39.2	-32.7
Income taxes paid	-27.3	-47.4
Dividends received	0.6	2.0
Minority interest	-4.5	-2.6
Net cash from operating activities	152.0	136.9
Additions of tangible fixed assets	-97.3	-146.8
Disposals of tangible fixed assets	4.6	7.5
Additions of intangible fixed assets	-4.3	-1.7
Disposals of intangible fixed assets	0.2	0.3
Acquisition of group companies	-8.3	-169.4
Divestment of group companies	-	109.5
Additions of financial fixed assets	-1.6	-7.2
Repayments on financial fixed assets	7.8	3.8
Net cash used in investing activities	-98.9	-204.0
Issuance of share capital	1.7	3.8
Repayments/Proceeds from loans and short-term bank liabilities	-49.1	86.6
Dividends paid	-14.3	-13.5
Net cash for/from financing activities	-61.7	76.9
Translation differences on cash and cash equivalents	-0.4	-0.2
Net cash flow	-9.0	9.6

notes to the
consolidated financial statements

(1) acquisitions

In 2002, the shares in Selko B.V. (purchase price EUR 6.1 million increased with a conditional earn-out arrangement amounting to a maximum of EUR 7.9 million) and the business activities of Chisal S.A. (Chile) (purchase price EUR 2.2 million) were acquired.

(2) intangible fixed assets

(EUR x million)	GOODWILL	CONCESSIONS, LICENCES AND RIGHTS OF INTELLECTUAL OWNERSHIP	TOTAL
As at 1 January 2002			
Historical cost	266.9	145.7	412.6
Accumulated amortisation	-14.1	-5.7	-19.8
Book value	252.8	140.0	392.8
Changes in book value			
Investments	-	4.3	4.3
Disposals	-	-0.2	-0.2
(De)consolidations	13.1	-	13.1
Amortisation	-13.8	-6.2	-20.0
Changes in exchange rates	-	11.4	11.4
Other changes	-	-9.1	-9.1
Total changes in book value	-0.7	0.2	-0.5
As at 31 December 2002			
Historical cost	280.1	152.3	432.4
Accumulated amortisation	-28.0	-12.1	-40.1
Book value	252.1	140.2	392.3

Concessions, licences and intellectual property rights mainly comprise fish farming rights.

The greater part of the capitalised goodwill (60%) relates to Marine Harvest Norway. Following the acquisition, a number of changes have occurred in respect of the assumptions made at the time of acquisition in the spring of 2000; the European market is growing at a slower pace than expected, prices are lower than expected, and the strong Norwegian krone has had a negative effect on sales and results. Nutreco feels that the long-term outlook for salmon farming in Norway continues to be favourable, partly in light of the growing importance of aqua farming as a solution to imminent fish shortages as a result of overfishing.

In view of expected future developments, amortisation of goodwill is not considered necessary. If market growth and price levels in Norway's markets fail to recover in 2003, goodwill will have to be significantly impaired.

(3) tangible fixed assets

(EUR x million)	LAND AND BUILDINGS	MACHINERY AND INSTALLATIONS	OTHER TANGIBLE FIXED ASSETS	PRE-PAYMENTS AND CON-STRUCTION IN PROGRESS	TOTAL
As at 1 January 2002					
Historical cost	376.7	697.1	79.3	62.0	1,215.1
Accumulated depreciation	-149.5	-435.7	-53.6	-	-638.8
Book value	227.2	261.4	25.7	62.0	576.3
Changes in book value					
Capital expenditures	20.5	55.2	6.4	15.2	97.3
Disposals	-3.4	-2.0	-0.3	-	-5.7
Acquisition of group companies	2.4	0.2	-	-	2.6
Depreciation	-23.7	-70.2	-7.4	-	-101.3
Other changes	4.1	10.5	-1.2	-5.2	-
Changes in exchange rate	-0.9	-7.1	1.5	-7.4	-16.9
Total changes in book value	-9.2	-13.4	-4.0	2.6	24.0
As at 31 December 2002					
Historical cost	384.8	729.4	79.0	64.6	1,257.8
Accumulated depreciation	-166.8	-481.4	-57.3	-	-705.5
Book value	218.0	248.0	21.7	64.6	552.3

The current value of tangible fixed assets does not materially differ from the book value.

(4) financial fixed assets

(EUR x million)	NON-CONSOLIDATED COMPANIES	LONG-TERM LOANS	TOTAL
As at 1 January 2002	31.7	9.9	41.6
Share in results	-0.2	-	-0.2
Dividends received	-0.6	-	-0.6
Acquisitions/loans advanced	0.1	1.5	1.6
Disposals/loans repaid	-3.0	-4.8	-7.8
Other changes	9.1	-	9.1
Changes in exchange rates	2.0	0.3	2.3
As at 31 December 2002	39.1	6.9	46.0

(5) inventories

(EUR x million)	31 DECEMBER 2002	31 DECEMBER 2001
Raw materials and supplies	119.2	121.1
Finished products	64.1	70.4
Livestock	224.1	192.6
	407.4	384.1

(6) receivables

(EUR x million)	31 DECEMBER 2002	31 DECEMBER 2001
Trade receivables	467.5	455.9
Deferred tax assets	12.2	11.6
Other receivables	82.5	79.4
Prepayments	17.4	15.0
	579.6	561.9

Receivables as presented under current assets mature within one year.

(7) cash and cash equivalents

Cash and cash equivalents are at the Group's free disposal.

(8) shareholders' equity

For the changes in the Company's shareholders' equity, see note 2 to the financial statements of Nutreco Holding N.V.

(9) provisions

The changes can be specified as follows:

(EUR x million)	PENSIONS & EARLY RETIREMENT OBLIGATIONS	RESTRUCTURING	CLAIMS	GUARANTEE OBLIGATIONS	UNINSURED RISKS	SUBTOTAL	DEFERRED TAXES	TOTAL
As at 1 January 2002	13.7	37.4	3.4	2.5	3.4	60.4	37.2	97.6
Additions charged against income/released	12.8	1.1	0.8	-	-0.2	14.5	-5.2	9.3
Utilised	-0.7	-24.8	-1.0	1.6	-2.4	-30.5		-30.5
Changes in exchange rates	0.3	0.4	-	-0.1	-0.2	0.4	1.4	1.8
As at 31 December 2002	26.1	14.1	3.2	0.8	0.6	44.8	33.4	78.2

The majority of the provisions as at the end of 2002 are long-term.

PENSIONS

A major part of the pension liabilities is covered by independent pension funds. The provision for pensions relates to the pension and early retirement obligations and past service commitments, which are not reinsured. In 2002, an additional provision was formed relating to the financing of the deficit which had developed at pension funds and insurers in respect of employee schemes other than defined contribution schemes (see also note 16).

RESTRUCTURING

The restructuring provision at the end of 2002 relates to the estimated restructuring costs of the Agriculture activities in the Benelux and France. In the business stream Aquaculture the restructuring provision relates primarily to the estimated restructuring costs of the Norwegian activities.

The use of the restructuring provisions in 2002 in Agriculture mainly related to redundancies and accelerated write-offs in respect of the activities in the Benelux countries and Eastern Europe and restructuring costs relating to the acquisition of Agrovic in Spain. The use of the restructuring provision in the business stream Aquaculture mainly related to the restructuring of the Marine Harvest Norway activities, as well as accelerated write-offs of fish feed plants in Chile.

DEFERRED TAXES

Deferred tax liabilities are based on temporary differences between commercial value and fiscal value of assets and liabilities. The provision for deferred taxes is stated at nominal value.

(10) long-term debt

As at 31 December 2002, long-term debt, including the current portion, totalled EUR 422.4 million (2001: EUR 439.9 million).

Breakdown of long-term debt by currency:

(EUR x million)	31 DECEMBER 2002	31 DECEMBER 2001
Norwegian krone	[illegible]	188.3
US dollar	90.4	117.8
Euro	86.6	15.3
British pound sterling	62.9	66.9
Canadian dollar	22.4	26.1
Australian dollar	15.7	11.5
Other currencies	8.8	14.0
	422.4	439.9

Nutreco has a committed credit facility of EUR 741.3 million, negotiated with an international syndicate of banks (2001: EUR 750.0 million). The loan agreement with the bank syndicate includes financial covenants, which were met during this reporting year. The credit facility that can be used for loans and guarantees in various currencies, consists of two subfacilities:

- A subfacility of EUR 241.3 million, which was extended in June 2002 for another period of 364 days. In addition, Nutreco has the option to term-out this subfacility into a loan that matures on 15 June 2006.
- A EUR 500 million subfacility that matures on 15 June 2006 with semi-annual reductions of EUR 65 million from 15 June 2003.

The interest rates are based on Euribor or Libor of the optional currency.

In addition, credit facilities of EUR 286.9 million (2001: EUR 250.2 million) are available to the Group.

Of the total facilities EUR 1,028.2 million an amount of EUR 465.3 million had been used as at year-end 2002 (2001: EUR 1,000.2 and 518.7 million, respectively).

To hedge the variable interest rate risk, interest rate swaps were contracted in various currencies. The portfolio of interest rate swaps outstanding as at year-end 2002, including an interest rate swap of GBP 10 million, with the other party being entitled to terminate the interest rate swap in 2005, is due to mature over the period 2003 - 2007. With these swaps, 71% of the interest of the Group's long-term debt is fixed (73% as at year-end 2001). The average fixed interest rate on the long-term debt is 6.8% (2001: 7.0%), with interest rates of the major currencies ranging from 5.0% to 7.5% (2001: 5.1% to 7.7%) depending on the currency of the debt.

SECURITIES

The credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Loan agreements relating to the facilities contain negative pledge and pari passu clauses.

(11) short-term liabilities

(EUR x million)	31 DECEMBER 2002	31 DECEMBER 2001[1]
Debts to credit institutions	42.9	78.8
Trade creditors	432.4	390.6
Dividends	2.3	2.4
Taxes and social security contributions	36.9	44.5
Other liabilities	171.5	166.6
Deferred income and accrued expenses	65.8	69.9
	751.8	752.8

(12) commitments and contingencies

At 31 December 2002, total long-term lease commitments amounted to EUR 22.9 million (2001: EUR 15.3 million). Future minimum annual operating lease payments as of 31 December 2002:

(EUR x million)	
2003	8.1
2004	6.4
2005	4.0
2006	2.6
2007	1.6
	22.7

The portion that is due after 5 years amounts to EUR 0.2 million.

In connection with past acquisitions, minority shareholders have put options on their remaining interests vis-à-vis Nutreco. The value of the options amounts to EUR 6.5 million.

In the normal course of business, certain group companies issued guarantees totalling EUR 40.0 million (2001: EUR 42.4 million).

A number of claims are pending against Nutreco Holding N.V. and certain of its group companies. While the outcome of these disputes cannot be predicted with certainty, the management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated financial position.

(1) Restated for reasons of comparison.

(13) segmented information

The breakdown by business stream of the consolidated profit and loss account is as follows:

(EUR x million)	AQUACULTURE		AGRICULTURE		UNALLOCATED/ INTERSEGMENT		TOTAL	
	2002	2001	2002	2001	2002	2001	2002	2001
Net sales third parties	1,215.2	1,253.9	2,594.4	2,581.4	-	-	3,809.6	3,835.3
Net sales segment	1,226.9	1,259.0	2,603.2	2,590.8	-20.5	-14.5	3,809.6	3,835.3
EBITA	72.1	91.5	80.5	98.7	-14.1	-13.6	138.5	176.6
Income from operations (EBIT)	62.2	81.8	76.6	95.6	-14.3	-13.6	124.5	163.8
Share in results of non-consolidated companies	-0.3	2.1	0.1	0.6		-	0.2	2.7

The breakdown by business stream of assets, liabilities, investments and depreciation is as follows:

(EUR x million)	AQUACULTURE		AGRICULTURE		UNALLOCATED/ INTERSEGMENT		TOTAL	
	2002	2001	2002	2001	2002	2001	2002	2001
Total assets	1,218.8	1,172.6	762.2	793.8	28.4	31.1	2,009.4	1,997.5
Total liabilities (excl. debt)	264.7	259.9	418.7	377.3	37.6	74.0	721.0	711.2
Total investments in tangible fixed assets	56.2	113.9	40.7	109.1	3.0	4.1	99.9	227.1
Total investments in intangible fixed assets	2.2	-1.8	15.2	58.1	-	-	17.4	56.3
Depreciation/amortisation	76.6	66.6	42.9	38.3	1.8	1.3	121.3	106.2

The geographical breakdown of net sales, assets, investments and depreciation based on location of production is as follows:

(EUR x million)	NET SALES THIRD PARTIES		TOTAL ASSETS		TOTAL INVESTMENTS IN TANGIBLE FIXED ASSETS		TOTAL INVESTMENTS IN INTANGIBLE FIXED ASSETS		DEPRECIATION/ AMORTISATION	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
The Netherlands	1,079.4	1,126.7	279.8	290.4	18.9	46.6	13.6	18.7	17.0	16.2
Spain	824.9	786.3	283.5	273.6	16.4	42.8	0.4	3.8	13.3	10.1
Norway	425.0	385.3	617.6	588.6	21.1	43.1	2.1	29.5	38.0	32.5
United Kingdom	311.2	305.2	165.4	168.1	7.2	10.0	-	-48.2	10.9	11.4
Belgium	220.2	224.5	83.0	84.8	4.0	4.1	-	-	6.9	6.1
Chile	208.2	270.9	182.1	187.7	14.9	32.9	-	-	14.8	11.4
Canada	126.9	124.8	70.7	87.2	9.5	13.1	-	-	6.3	6.2
Germany	99.2	99.5	18.4	17.2	0.8	2.1	-	-	0.6	0.5
USA	92.5	118.8	52.5	61.4	-0.8	10.3	1.1	36.0	2.3	2.2
Other countries	422.1	393.3	256.4	238.5	7.9	22.1	0.2	16.5	11.2	9.6
Total	3,809.6	3,835.3	2,009.4	1,997.5	99.9	227.1	17.4	56.3	121.3	106.2

(14) cost of sales

Cost of sales for 2002 include incidental revenue of EUR 7 million. This revenue relates to the concentration of Nutreco's purchase power, which enabled the company to obtain purchase bonusses from raw material suppliers.

(15) average number of employees

Breakdown by country of the average number of permanent employees:

	2002	2001
The Netherlands	2,710	2,563
Spain	2,980	2,560
Chile	2,492	2,257
Norway	1,170	1,189
United Kingdom	960	1,085
Belgium	882	844
Canada	470	439
USA	143	137
Other countries	1,430	1,313
	13,237	12,387
Number of employees at 31 December	13,442	12,934

(16) personnel costs

(EUR x million)	2002	2001
Salaries and wages	351.9	321.5
Social security charges	64.1	60.5
Pension costs	27.0	12.2
	443.0	394.2

Pension costs increased compared to the previous year. This is mainly attributable to the financing of the funding deficits at the Nutreco pension funds.

In those situations where there are no defined contribution arrangements, deficits have developed as a result of falling stock markets. The way in which the deficits are calculated varies depending on local regulations. In respect of foreign deficits as at 31 December 2002, calculated on the basis of minimum funding requirements, an additional charge of EUR 1.8 million was taken to the 2002 result and included on the balance sheet as a provision. This accounts for only part of the deficit. The total deficit calculated on the basis of local regulations amounts to approximately EUR 20 million. This deficit can be funded, depending on local regulations, over a period of 5 to 10 years.

With effect from 2002, new accounting policies have come into effect in the Netherlands in connection with the Pension and Insurance Chamber guidelines *(Pensioen- en Verzekeringskamer, PVK)*. The deficit of the Dutch Nutreco Pension Fund, Nutreco's biggest pension fund, was included in the result up to a 100% funding rate to the amount of EUR 12 million.

Under the PVK guidelines, the coverage should be increased to a level of 105% by 31 October 2003. For Nutreco, this additional deficit amounted to EUR 9 million as at 31 December 2002. Nutreco has proposed to the PVK that it will pay the total deficit to the pension fund as a subordinated loan in several instalments spread over the year 2003.

(17) other operating expenses

Other operating expenses for 2002 include a release from a reserve of EUR 6 million relating to an anti-dumping investigation undertaken by U.S. trade authorities. They investigated the selling prices on the U.S. market of salmon products supplied from Chile. In February 2003, a court decision was pronounced in this case which showed that there was no reason for imposing an import levy on Nutreco.

Research and development expenses amounted to EUR 21.5 million (2001: EUR 20.7 million).

(18) financial income and charges

(EUR x million)	2002	2001
Interest received and similar income	3.1	4.4
Interest paid and similar expenses	40.5	-42.3
	37.4	-37.9

Financial income and charges fell off slightly to EUR 37.4 million (2001: EUR 37.9 million). Compared to the previous years, average interest-bearing debt rose during the first half of the year, which, in turn, pushed up financial charges. This effect, however, was fully offset by the decrease in the average debt position during the second half-year, lower variable interest rates, and a change in the composition of the currencies of borrowing.

Costs relating to the syndicated loan facility, which are capitalised and shown under prepayments, are amortised over the period of the facility and included as similar expenses.

(19) remuneration of members of the executive board and of the supervisory board

Remuneration for the members of the Executive Board:

(EUR)	SALARY COSTS	BONUS	PENSION COSTS	TOTAL
W. Dekker	513,052	209,679	96,281	819,012
C.J.M. van Rijn	370,205	120,433	71,751	562,389
J.C.A. den Bieman	398,732	130,096	69,241	598,069
J.B. Steinemann	384,454	128,765	51,126	564,345
	1,664,443	588,973	288,399	2,541,815

In 2001 remuneration, including pension costs, amounted to EUR 2,281,294 for (former) members of the Executive Board. On 1 October 2001, the Executive Board was increased from 3 to 4 members. Furthermore, in 2001, the position of CFO was temporarily vacant.

Remuneration for the members of the Supervisory Board:

(EUR)	SALARY
R. Zwartendijk	38,571
Y. Barbieux	27,227
L.J.A.M. Ligthart	27,227
J.I. S. Galán	27,227
S. Rennemo	27,227
	147,479

In 2001, the remuneration for the members of the Supervisory Board amounted to EUR 128,031. At the end of 2001 the Supervisory Board was increased from 4 to 5 members.

(20) cumulative preference dividend

Based on the present dividend percentage of 6.9, a dividend of EUR 4.7 million was paid on the cumulative preference 'A' shares (2001: EUR 4.7 million).

(21) earnings per ordinary share

The calculation of earnings per ordinary share is based on the net income adjusted for the dividend on cumulative preference shares, amounting to EUR 63.5 million (2001: EUR 86.9 million) and on 33.3 million (2001: 32.6 million) ordinary shares, being the weighted average number of outstanding ordinary shares which are entitled to receive dividend.

The calculation of the diluted earnings per ordinary share is based on 33.3 million (2001: 34.0 million) ordinary shares, taking into account the exercise of outstanding share options and the net income adjusted for the dividend on cumulative preference shares, amounting to EUR 63.5 million (2001: EUR 86.9 million).

Earnings per share have been calculated as follows:

(EUR x million)	2002	2001
Net income	68.2	91.6
Dividend on cumulative preference shares	4.7	-4.7
Net income available to holders of ordinary shares	63.5	86.9

(Number of shares)	2002	2001
Weighted average number of shares	33,271,162	32,588,963
Shares applicable to options	-	1,421,392
Adjusted weighted average number of shares	33,271,162	34,010,355

(22) taxation on income from operations minus financial income and charges

In 2002, the taxation on income from ongoing activities amounted to EUR 17.1 million (2001: EUR 30.5 million). The components of income before tax are:

(EUR x million)	2002	2001
The Netherlands	19.7	36.3
Foreign	67.4	89.6
Income before tax	87.1	125.9

The components of income tax expense are:

(EUR x million)	2002	2001
THE NETHERLANDS:		
Current taxes	4.3	8.4
Deferred taxes	-0.2	4.5
	4.1	12.9
FOREIGN:		
Current taxes	23.5	28.0
Deferred taxes	-10.5	-10.4
	13.0	17.6
Income tax expense from continuing operations	17.1	30.5

The activities of Nutreco are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 10% to 45%, which causes a difference between the weighted average statutory income tax rate and Dutch statutory income tax rate of 35%.

A reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective tax rate is as follows:

(in %)	2002	2001
Weighted average statutory income tax rate	29.9	32.7
Utilisation of previously and new unrecognised loss carry-forwards	-3.3	-6.3
Fiscal facilities	-7.0	-2.2
Effective tax rate	19.6	24.2

The 2002 effective tax rate decreased to 19.6%, compared to the 2001 figure of 24.2%. The decrease in the tax burden is attributable to a relatively favourable geographical spread of results, utilisation of uncapitalised tax loss carry-forwards and the effect of tax facilities.

Classification of the deferred tax assets and liabilities is as follows:

(EUR x million)	2002	2001
Deferred tax assets grouped under receivables	12.2	11.6
Deferred tax liabilities grouped under provisions	33.4	37.2
Net deferred tax liabilities	21.2	25.6

On 31 December 2002, operating tax loss carry-forwards, for which no tax assets have been recognised, amounted to EUR 90.7 million, of which EUR 33.2 million will expire within five years. EUR 5.5 million of tax losses are available indefinitely. The deferred tax liabilities comprise EUR 57.7 million arising from valuation differences and tax loss carry-forwards of EUR 68.0 million less a provision amounting to EUR 31.5 million (2001: EUR 42.2 million, EUR 57.1 million and EUR 40.5 million, respectively).

INTEREST RATE RISKS

The Group manages its interest rate risk exposure by fixing interest rates on long-term debt. Any short-term debt used in financing is at floating interest rates.

Interest instruments are applied only in relation to outstanding interest-bearing debt. Interest rate swaps are used for interest rate risk management.

FOREIGN EXCHANGE RISK MANAGEMENT

The Group enters into forward exchange contracts and currency swaps to hedge transaction exposures. These principally arise with respect to assets and liabilities related to sales and purchases. The purpose of Nutreco's foreign currency hedging activities is to protect the Group from the risks that the functional currency net cash flows resulting from trade transactions is adversely affected by changes in exchange rates. On 31 December 2002, outstanding currency contracts totalled EUR 126.7 million (2001: EUR 118.9 million). These contracts mainly relate to US dollars, British pound, Norwegian krone and Canadian dollar.

The Group's policy is to broadly match foreign currency net assets with foreign currency borrowings, also taking into account the future free cash flow in the currency concerned. The Group does not use financial instruments to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or non-consolidated companies.

COMMODITY PRICE RISK

The Group is a purchaser of certain raw materials such as soya, fish meal and fish oil. The Group has laid down procedures and limits according to which operating companies may operate. The Group's procedures allow the use of derivative instruments, such as forward contracts to minimise significant, anticipated earnings fluctuations caused by commodity-price volatility.

CREDIT RISK

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other parties fail to perform as contracted. The Group does not have significant exposure to any individual customer or other party. To reduce exposure to credit risk, the Group performs ongoing credit analysis of the financial condition of its customers.

The Group's cash and cash equivalents are held with reputable banks.

The Group is exposed to credit-related losses in the event of non-performance by other parties to financial instruments but, given the high credit ratings, the management does not expect this to happen.

Provisions are formed where necessary.

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimated fair value of financial instruments has been determined by the Group using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that the Group could realise in a current market exchange or the value that ultimately will be realised by the Group upon maturity or disposition. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

(EUR x million)	31 DECEMBER 2002		31 DECEMBER 2001	
	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
ASSETS:				
Cash and cash equivalents	31.8	31.8	40.8	40.8
Receivables - current	579.6	579.6	561.9	561.9
Other financial assets	6.9	6.9	9.9	9.9
LIABILITIES:				
Trade creditors	-432.4	-432.4	-390.6	-390.6
Interest-bearing debt	-465.3	-474.4	-518.7	-526.7
Currency exchange contracts (net)	-0.5	-0.5	-1.9	-1.9

The following methods and assumptions were used to estimate the fair value of financial instruments:

CASH, RECEIVABLES AND TRADE CREDITORS

The carrying amounts approximate fair value because of the short maturity of those instruments.

OTHER FINANCIAL ASSETS

For other financial assets, fair value is based upon the estimated market prices or, because they bear interest, at current market rates.

INTEREST-BEARING DEBT

The fair value is estimated on the basis of discounted cash flow analyses based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities.

CURRENCY EXCHANGE CONTRACTS

The fair value is the amount that the company would receive or pay to terminate the exchange contracts, considering currency exchange rates and remaining maturities.

(24) notes to the consolidated cash flow statement

GENERAL

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

NET CASH FROM OPERATING ACTIVITIES

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

NET CASH USED FOR INVESTING ACTIVITIES

Cash used for the purchase of tangible fixed assets consists of actual amounts paid during the year.

DIVIDENDS PAID

In 2002 and 2001, EUR 4.7 million dividend was paid on cumulative preference 'A' shares.

SUNDRY

Most of the changes in the cash flow statement can be traced back to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	WORKING CAPITAL[1]	PRO-VISIONS	INTEREST-BEARING DEBT[2]
As at year-end 2001	274.4	-97.6	-518.7
As at year-end 2002	280.4	-78.2	-465.3
Balance sheet movement	-6.0	-19.4	-53.4
ADJUSTMENTS:			
Changes in exchange rates	-10.1	-0.1	11.7
Acquisition/divestment of consolidated companies	-1.6	-	-1.6
Transfers, etc.	8.8	9.0	-5.8
Change in cash flow	-8.9	-10.5	-49.1

(25) post balance-sheet events

Nutreco has agreed with minority shareholders that their remaining shares in Marine Harvest Rogaland AS will be taken over in the first half of 2003 for an amount of EUR 13 million.

(1) Inventories and receivables less interest-free current liabilities, the latter excludes the dividend payable.

(2) Long-term liabilities and interest-bearing current liabilities

company balance sheet

(EUR x million)	NOTE	31 DECEMBER 2002	31 DECEMBER 2001
ASSETS			
Fixed assets			
Financial fixed assets	(1)	553.4	515.0
Current assets			
Receivables from group companies		182.3	167.8
Cash and cash equivalents		0.9	2.8
		183.2	170.6
		736.6	685.6

(EUR x million)	NOTE	31 DECEMBER 2002	31 DECEMBER 2001[1]
LIABILITIES			
Shareholders' equity	(2)		
Issued and paid-up share capital		9.5	9.3
Share premium account		396.1	394.6
Other reserves		328.7	279.3
		734.3	683.2
Short-term liabilities		2.3	2.4
		736.6	685.6

company profit and loss account

(EUR x million)	NOTE	2002	2001
Net income from group companies		42.7	69.7
Other net income	(3)	25.5	21.9
Net income		68.2	91.6
Net income		68.2	91.6
Dividend on cumulative preference shares		4.7	-4.7
Net income available to holders of ordinary shares		63.5	86.9

(1) *Restated for reasons of comparison.*

notes to the company financial statements

principles of valuation and income determination

GENERAL

Foreign currency has been translated, assets and liabilities have been valued, and net income has been determined, in accordance with the principles of valuation and determination of income used in the consolidated financial statements. Consequently net income and shareholders' equity are equal to net income and shareholders' equity as shown in the consolidated financial statements.

(1) financial fixed assets

(EUR x million)	INVESTMENTS IN GROUP COMPANIES	LOANS TO GROUP COMPANIES	TOTAL
As at 1 January 2002	253.6	261.4	515.0
Net income from group companies	42.7	-	42.7
Changes in exchange rates and other	-4.3	-	-4.3
As at 31 December 2002	292.0	261.4	553.4

(2) shareholders' equity

(EUR x 1,000)	ISSUED AND PAID-UP SHARE CAPITAL	SHARE PREMIUM ACCOUNT	OTHER RESERVES (1)	TOTAL
As at 1 January 2001	9,210	390,238	183,622	583,070
Issuance of ordinary shares	79	9,349	-	9,428
Shares issued, not paid-up	-40	-4,942	-	-4,982
Net income available to holders of ordinary shares	-	-	86,965	86,965
Dividend ordinary shares	-	-	-9,157	-9,157
Stock dividend	88	-88	-	
Change in accounting policy	-	-	10,709	10,709
Change in exchange rates	-	-	10,022	10,022
Other	-	-	-2,828	-2,828
As at 31 December 2001	9,337	394,557	279,333	683,227
Issuance of ordinary shares	10	1,644	-	1,654
Net income available to holders of ordinary shares	-	-	63,470	63,470
Dividend ordinary shares	-	-	-9,542	-9,542
Stock dividend	139	-139	-	-
Change in exchange rates	-	-	-5,318	-5,318
Other	-	-	822	822
As at 31 December 2002	9,486	396,062	328,765	734,313

(1) 2001 restated for reasons of comparison.

SHARE CAPITAL

The authorised share capital of the company as at 31 December 2002 amounted to EUR 41.5 million (2001: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference 'A' shares, 71 million cumulative preference 'D' shares and 31 million cumulative financing preference 'E' shares all with a nominal value of EUR 0.24.

Movements in the issued and paid-up share capital are as follows:

(Number of shares)	ORDINARY SHARES	CUMULATIVE PREFERENCE SHARES	TOTAL
As at 1 January 2002	32,660,337	6,241,500	38,901,837
Conversion of final dividend for 2001 and interim dividend for 2002 in ordinary shares	578,834	-	578,834
Shares issued	45,615		45,615
As at 31 December 2002	33,284,786	6,241,500	39,526,286

In 2002, Nutreco issued 45,615 shares in connection with the employee share participation scheme and stock option plan.

Cumulative preference shares as at 31 December 2002, consist of cumulative preference 'A' shares only. No cumulative preference 'D' shares and cumulative financing preference 'E' shares were issued.

SHARE PREMIUM ACCOUNT

The share premium account is fully exempted from Dutch income taxes upon distribution to shareholders. EUR 64.8 million of the share premium account relates to cumulative preference 'A' shares.

LEGAL RESERVE FOR RETAINED PROFITS OF SUBSIDIARIES

As the profits retained in Nutreco Holding N.V.'s consolidated and non-consolidated companies can be distributed and received in the Netherlands without restriction, no legal reserve for retained profits is required. Reserves are calculated by means of the collective method.

STOCK OPTIONS

The Company has a stock option plan effective as of 11 March 1998. Stock options can be granted each year to a maximum of 500,000 ordinary shares. Grants of the stock options are based on the extent to which the Company achieves its financial objectives.

On 24 February 2003, in accordance with the stock option plan for the year 2002, the Supervisory Board resolved to grant 393,700 option rights (2001: 401,017) to the Executive Board and a broad group of managerial staff, totalling 262 individuals (2001: 390 individuals). Stock option grants are based on realisation of an average growth of 10% in EPS before amortisation of goodwill as from the IPO of Nutreco.

Each option entitles the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results.

The Supervisory Board partly founded its decision on the fact that only a limited number of bonuses were paid out over the years 2001 and 2002.

Furthermore, in the Supervisory Board's opinion, the terms of employment of Nutreco should be competitive enough to engage and retain excellent qualified managers.

Within these terms of employment, options and shares play a significant role for the motivation of management, especially if they are matched with achieving long-term goals. At the Supervisory Board's request, a new option/

share-granting scheme linked to a set of performance indicators will be studied. It is the intention to implement this new system as from the financial year 2003.

Regarding the options granted in 1998, 1999 and 2000, the employees may only benefit from options exercised during a period of two years commencing three years after granting.

With effect from 2001, the company has made a few changes to the regulations pertaining to the options granted since 2001. The exercise period has been extended from five to seven years. From the benefits of options exercised in the first year, 60% will be for the account of Nutreco, 40% in the second year and 20% in the third year. From the fourth year, the full benefit from options exercised goes to the employee, if still employed by Nutreco.

Members of the Executive Board are shareholders of the Company. As at 31 December 2002, they jointly held 22,369 ordinary shares (2001: 62,422 shares), 10,269 of which were held by Mr W. Dekker, 1,283 by Mr C.J.M. van Rijn, and 10,817 by Mr J.C.A. den Bieman. Supervisory Board member Y. Barbieux held 409 shares. The members of the Executive Board also hold 65,000 options, which were granted on 24 February 2003.

The movement in the share options for the members of the Executive Board may be summarised as follows:

MEMBERS OF THE EXECUTIVE BOARD

	GRANTED	EXPIRATION	AS OF 1 JANUARY 2002	GRANTED	EXERCISED	FORFEITED/ADJUSTED	AS OF 31 DECEMBER 2002	EXERCISE PRICE (EUR)
W. Dekker	1998	2003	11,667	-	-		11,667	30.04
	1999	2004	18,000	-	-	-	18,000	38.60
	2000	2005	18,000	-	-	-	18,000	38.00
	2001	2008	20,000	-	-	-	20,000	48.20
	2002	2009	-	20,000	-	-	20,000	35.93
C.J.M. van Rijn	2002	2009	-	15,000	-	-	15,000	35.93
J.C.A. den Bieman	1998	2003	3,500	-	-	-	3,500	30.04
	1999	2004	11,250	-	-	-	11,250	38.60
	2000	2005	11,250	-	-	-	11,250	38.00
	2001	2008	15,000	-	-	-	15,000	48.20
	2002	2009	-	15,000	-	-	15,000	35.93
J.B. Steinemann	2001	2008	5,000	-	-	-	5,000	48.20
	2002	2009	-	10,000	-	-	10,000	35.93
Total			113,667	60,000	-	-	173,667	

In addition, Mr J.C.A. den Bieman bought 8,000 call options through Euronext in 2002.

(1) Awarded before appointment as member of the Executive Board.

OTHER (FORMER) EMPLOYEES

GRANTED	EXPIRATION	AS OF 1 JANUARY 2002	GRANTED	EXERCISED	EXPIRED/OTHER CHANGES	AS OF 31 DECEMBER 2002	EXERCISE PRICE (EUR)
1998	2003	171,474	-	12,782	-	158,692	30.04
1999	2004	421,922	-	-		421,922	38.50
2000	2005	408,094	-	-	-	408,094	38.00
2001	2008	306,235	-	-	19,704	286,531	48.20
2002	2009	-	341,017	-	3,567	337,450	32.33
		1,307,725	341,017	12,782	23,271	1,612,689	

EMPLOYEE SHARE PARTICIPATION SCHEME

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board will decide whether the Company's financial growth allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy ordinary Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% on the subscription in the form of additional ordinary shares. Bonus conditions may change from one year to another. The purchase price per ordinary share equals the closing market price twenty-one days after the publication of the annual result. The shares bought under the employee share participation scheme are put in a stock deposit with the Rabobank during a period of three years. During this period these shares cannot be sold or transferred.

On 4 March 2002, the Supervisory Board decided that the 2001 financial results of the Company allowed the execution of the employee share participation scheme. Employees bought 32,833 (incl. bonus) shares during 2002.

On 24 February 2003 the Supervisory Board decided that the 2002 results of the Company allow the execution of the employee share participation scheme.

(3) other net income

Other net income represents mainly interest income on loans to group companies.

(4) commitments and contingencies

Guarantees as defined in Book 2, section 403 of the Dutch Civil Code have been given by Nutreco Holding N.V. on behalf of several group companies in the Netherlands and filed with the Chamber of Commerce in 's Hertogenbosch. The liabilities of these companies to third parties and to non-consolidated companies totalled EUR 136.0 million as at 31 December 2002 (2001: EUR 121.3 million).

The Company heads the Dutch fiscal unity. As a consequence, the Company is fully liable for the tax liabilities of the fiscal unity as a whole.

(5) average number of employees

The Company did not employ any person in 2002.

Boxmeer, 24 February 2003
The Supervisory Board
The Executive Board

other information

profit appropriation

STATUTORY REGULATIONS CONCERNING APPROPRIATION OF PROFITS
Distribution of net profit according to the Articles of Association, as stipulated in articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, the agreed 6.9% dividend shall be paid on the cumulative preference 'A' shares.

If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

For the first time on the thirty-first day of December two thousand and three, and every seven years thereafter, the percentage will be determined again.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the 'A' share premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference 'A' shares. If a write-down has taken place against the 'A' share premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference 'A' shares, cumulative preference 'D' shares and cumulative financing preference 'E' shares (none of which have been issued) carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference 'A', 'D' and 'E' shares, such amounts will be reserved as the Executive Board, subject to the approval of the Supervisory Board, shall decide.

The profit remaining after the provisions of the previous paragraphs have been met, shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference 'A' shares every six months. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference 'A' shares can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distribution on the series cumulative financing preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting, the Executive Board shall be authorised to determine that a distribution on ordinary shares, in whole or in part, shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares wholly or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting will have the authority as mentioned herein before on the proposal of the Executive Board subject to the approval of the Supervisory Board.

PROFIT APPROPRIATION 2002

At the introduction of ordinary shares on Euronext (formerly the AEX Stock Exchange), the Company restated its dividend policy. The intention is to distribute an annual dividend of 30-35% of the net income available to holders of ordinary shares. This will be in the form of an interim and final dividend, which, subject to the provisions of the articles of association, may be distributed in cash or in the form of ordinary shares at the shareholder's option.

The dividend per ordinary share for 2002 has been fixed at EUR 0.67. This equals 35% of the net income available to ordinary shareholders over the period from 1 January 2002 to 31 December 2002. In September 2002, the Company already distributed an interim dividend of EUR 0.28 per share. The final dividend of EUR 0.39 can be received in cash or in ordinary shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 8 May 2003, on the basis of that day's closing price.

The Executive Board, with the approval of the Supervisory Board, has declared the following distribution of the 2002 net income:

(EUR x million)	2002
Net income	68.2
Dividend on cumulative preference shares A	4.7
Net income available to holders of ordinary shares	63.5
Transferred to reserves	41.3
Dividend on ordinary shares	22.2
Interim dividend	-9.5
Final dividend	12.7

SPECIAL RIGHTS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

Special rights of holders of cumulative preference 'A' shares

Each share carries the right to cast one vote in the General Meeting. A number of special powers have been conferred on the holders of cumulative preference 'A' shares under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference 'A' shares is needed before the General Meeting may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference 'A' shares, to appoint the Executive Board as the authorised Board to issue cumulative preference 'A' shares and to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

STICHTING CONTINUÏTEIT NUTRECO

Nutreco Holding N.V. has a put option to place a number of cumulative preference 'D' shares of the Company with the "Stichting Continuïteit Nutreco" (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference 'D' shares in the company. In both instances such number may equal the total issued share capital before such issue minus any issued cumulative financing preference 'E' shares and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of: Messrs J.J. Veltman (chairman), H.J. Hagels, J.A.I.C.M. de Rooij, J.B. Huizink and L.J.A.M. Ligthart. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Exchanges N.V.

CUMULATIVE FINANCING PREFERENCE 'E' SHARES

At the General Meeting of Shareholders of 2001 the articles of association designated the Executive Board as the corporate body authorised for a period of eighteen months starting on 1 May 2002, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference 'E' shares up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference 'D' shares. Cumulative financing preference 'E' shares must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference 'E' shares. Cumulative financing preference 'E' shares are intended to be issued by the Company for financing purposes.

auditors' report

introduction

We have audited the 2002 financial statements of Nutreco Holding N.V., Boxmeer. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9, Book 2, of the Dutch Civil Code.

Eindhoven, 24 February 2003

KPMG Accountants N.V.

principal group companies nutreco holding n.v.

The principal group companies of Nutreco Holding N.V. are listed below. Unless otherwise indicated the participating interest is 100%.

NUTRECO AQUACULTURE

Australia	Gibson's Ltd. Launceston. Tasmania
Canada	Marine Harvest Canada Farming. Kitchener
	Nutreco Canada Inc., Toronto
Chile	Marine Harvest S.A., Puerto Montt
	Nutreco Chile Ltda. Santiago
France	Marine Harvest Valmer S.A., Chateaugiron
	Trouw France S.A., Vervins
Germany	Trouw Nutrition Deutschland GmbH
Ireland	Marine Harvest Fanad Ltd. Letterkenny
	Trouw Aquaculture Limited. Roman Island
Japan	Nutreco Aquaculture Japan Inc., Fukuoka
	Yamaha Nutreco Aquatech KK. Fukuoka (50%)
Norway	Atlantic Halibut AS. Hjelmeland (62%)
	Cod Culture Norway AS. Øygarden (56.14%)
	Marine Harvest AS. Bergen
	Marine Harvest Norway. Bergen
	Marine Harvest Rogaland AS. Hjelmeland (62%)
	Mowi AS. Bergen
	Nutreco Aquaculture Research Centre AS. Stavanger
	Skretting AS. Stavanger
Spain	Trouw España S.A., Burgos
Turkey	Trouw Yem Ticaret Anonim Sirketi. Bodrum (99%)
United Kingdom	Marine Harvest Scotland Limited. Edinburgh
	Trouw (UK) Limited. Wincham

NUTRECO AGRICULTURE

The Netherlands	Hedimix B.V., Boxmeer
	Hendrix Meat Group B.V., Boxmeer (63%)
	Hendrix Poultry Breeders B.V., Stevensbeek (50%)
	Hendrix UTD B.V., Boxmeer
	Hifeed B.V., Boxmeer
	Hybro B.V., Boxmeer
	Hypor B.V., Boxmeer
	Pingo Poultry Farming B.V., Boxmeer
	Pingo Poultry Foodservice B.V., Mierlo
	Pingo Poultry Ingredients B.V., Goor
	Pingo Poultry Products B.V., Cuijk
	Plumex B.V., Boxmeer (50%)
	Reudink Biologische Voeders B.V., Vierlingsbeek
	Selko B.V., Goirle
	Stimulan B.V., Boxmeer
	Trouw Nutrition Nederland B.V., Putten
Belgium	Hendrix N.V., Merksem
	Trouw Nutrition Belgium NV. Gent
	Nutreco Belgium N.V.
	Nutreco Capital N.V., Gent
	Nutreco Feed Belgium N.V., Wingene
Brasil	Selko Latin America Ltda. Sao Paulo
Canada	Nutreco Canada Inc., Toronto
China	Hendrix Feed (Xiangtan) Co. Ltd. Xiangtan (50%)
Cyprus	Selko Mid-East Ltd. Limasol
Denmark	Hybro Denmark A/S. Billund
France	Trouw Nutrition France S.A., Vigny (99.8%)
Germany	Hendrix Illesch GmbH. Bardenitz (90%)
	Hendrix UTD GmbH. Goch
	Pavo Deutschland GmbH. Neuss
	Trouw Nutrition Deutschland GmbH. Burgheim
Greece	Trouw Nutrition Hellas S.A., Athens
Hungary	Hybro Hungaria Kft., Budapest
	Hendrix Környe Kft., Környe
Italy	Drucar S.r.L., Desenzano del Garda
	Hendrix S.p.A., Mozzecane (VR)
	Hypor Italia S.r.L., Manerbio (60%)
	Trouw Nutrition Italia S.p.A., Bussolengo (VR)
Mexico	Sistemas Pecuarios S.A. de C.V., Zapopan (55%)
Poland	Trouw Nutrition Polska Sp. z.o.o., Grodzisk Mazowiecki
Portugal	Fábricas de Moagem do Marco S.A., Marco de Canaveses
	Trouw Nutrition Portugal Lda. Lisbon
Romania	Hifeed Romania S.r.L., Bucharest
Spain	Agrovic Alimentación S.A., Barcelona
	Euribrid España S.A., Lugo (94.87%)
	Gruppo Sada p.a. S.A., Madrid
	Inga Food S.A., Madrid (50%)
	Nanta S.A., Madrid
	Nutreco España S.A., Madrid
	Piensos Nanfor S.A., La Coruña (50%)
	Piensos Nanpro S.A., Segovia (50%)
	Sada p.a. Canarias S.A., Santa Cruz de Tenerife
	Sada p.a. Catalunya S.A., Lérida
	Sada p.a. Centro S.L., Valladolid
	Trouw Nutrition España S.A., Madrid
United Kingdom	Hendrix Bacon UK Limited. Wincham
	Trouw Nutrition Limited. Wincham
	Trouw Nutrition (Northern Ireland) Limited. Belfast
USA	Hybrid International Inc., Delaware
	Trouw Nutrition USA LLC. Highland

eight years of nutreco

profit and loss account

(EUR x million)	2002	2001	2000	1999	1998	1997	1996	1995
Net sales	3,810	3,835	3,126	2,601	2,465	2,193	2,068	1,827
Cost of sales	2,731	2,775	2,245	1,880	1,840	1,682	1,586	1,384
Gross margin	1,079	1,060	881	721	625	511	482	443
Personnel costs	443	394	289	256	227	187	178	170
Amortisation of intangible fixed assets	6	5	1	-	-	-	-	-
Depreciation of tangible fixed assets	97	88	66	55	43	37	37	35
Other operating expenses	394	396	389	313	273	219	210	184
Operational expenses	940	883	745	624	543	443	425	389
Income from operations before amortisation of goodwill (EBITA)	139	177	136	97	82	68	57	54
Amortisation of goodwill	14	13	1	-	-	-	-	-
Income from operations (EBIT)	125	164	135	97	82	68	57	54[1]
Financial income and charges	38	-38	-13	-9	-11	-13	-34	-34
Income before tax	87	126	122	88	71	55	23	20
Taxation	-17	-31	-32	-22	-18	-13	-5	-5
Shares in result of non-consolidated companies	-	3	1	-	-	-	-	-3[1]
Income after tax	70	98	91	66	53	42	18	12
Minority interest	-2	-6	-	-2	-1	-	-	-
Net income	68	92	91	64	52	42	18	12
Dividend on cumulative preference shares	-5	-5	-5	-4	-5	-8	-1	-1
Net income available to holders of ordinary shares	63	87	86	60	47	34	17	11
Number of employees as at year-end	13,442	12,934	10,990	9,185	6,631	5,742	5,401	5,422
RATIOS								
EBITA as % of net sales	3.6%	4.6%	4.3%	3.7%	3.3%	3.1%	2.8%	2.8%
Turnover rate of weighted average capital employed[2]	3.0	3.2	4.9	5.4	6.9	6.4	6.0	5.3
Return on weighted average capital employed	10%	15%	21%	20%	23%	20%	17%	15%
Interest cover	6.5	7.1	15.5	16.5	11.1	8.3	6.5[3]	n/a
Dividend (EUR x million)	22	32	31	23	19	17	1	1

(1) The share in results of non-consolidated companies in 1995 of EUR 3 million mainly consists of an activity that was acquired and fully consolidated as of 1996. The income from operations 1995 after reduction of this share in results of non-consolidated companies 1995 would have amounted to EUR 51 million.

(2) Net sales divided by average capital employed.

(3) Based on pro forma consolidated profit and loss account for the year 1996.

eight years of nutreco

balance sheet

(EUR x million)	2002	2001[4]	2000[4]	1999[4]	1998[4]	1997[4]	1996[4]	1995[4]
Intangible fixed assets	392	393	346	-	-	-	-	-
Tangible fixed assets	552	576	444	347	264	236	219	214
Financial fixed assets	46	42	28	13	9	12	15	17
Fixed assets	990	1,011	818	360	273	248	234	231
Inventories	407	384	319	231	160	156	117	116
Receivables	580	562	523	399	341	312	298	289
Cash and cash equivalents	32	41	31	28	124	68	43	26
Current assets	1,019	987	873	658	625	536	458	431
Total assets	2,009	1,998	1,691	1,018	898	784	692	662
Shareholders' equity	734	683	583	375	287	211	167	30
Minority interest	23	24	19	13	11	1	1	-
Provisions	78	97	134	95	60	40	47	52
Long-term subordinated shareholder loans	-	-	-	-	-	-	-	119
Long-term debt	422	440	357	80	125	153	157	161
Short-term liabilities:								
Interest-bearing	43	79	40	37	20	6	9	9
Non-interest-bearing	709	675	558	418	395	373	311	291
Total liabilities	2,009	1,998	1,691	1,018	898	784	692	662
Capital employed [1]	1,271	1,285	1,105	574	382	346	339	346
Net debt[2]	433	478	366	89	21	91	123	144
Current assets divided by non-interest-bearing short-term liabilities	1.44	1.46	1.57	1.57	1.58	1.44	1.47	1.48
Solvency ratio (shareholders' equity divided by total assets)[3]	37%	34%	34%	37%	32%	27%	24%	23%
Net debt divided by shareholders' equity	59%	70%	63%	24%	7%	43%	74%	97%

(1) Total assets less cash and cash equivalents and non-interest-bearing short-term liabilities, except dividends payable.

(2) Long-term debt and interest-bearing short-term debt less cash and cash equivalents.

(3) Long-term subordinated shareholders loans were combined with shareholders' equity in 1995.

(4) Restated for reasons of comparison.

the management

supervisory board[1]

R. Zwartendijk
Appointed: 29 January 1999 - Dutch – Chairman (1939)
Chairman of the Supervisory Board of Blokker Holding B.V. and Koninklijke Numico N.V., Member of the Supervisory Boards of Bührmann N.V., Randstad Holding N.V., Innoconcepts N.V., Member of the Executive Boards of Telepanel Systems Inc. and Lincoln Snacks Company, Member of the Advisory Board of Esade University

Y. Barbieux
Appointed: 13 May 1998 – French (1938)
Chairman of the Executive Boards of CPGmarket.com S.A. and Elsa Consultants S.A., Member of the Executive Board of Micro Consulting, Poweo S.A., Voluntis S.A. and Chairman of the Executive Board of Ecole Centrale de Paris

L.J.A.M. Ligthart
Appointed: 1 July 1997 – Dutch (1938)
Chairman of the Supervisory Boards of Hoek Loos B.V. and Nutreco Nederland B.V., Member of the International Advisory Board of Babson College, Chairman of Stichting Administratiekantoor Frans Maas

J.I. S. Galán
Appointed: 27 May 1999 – Spanish (1950)
Executive Vice President and Chief Executive Officer of Iberdrola S.A., Member of the Executive Boards of Page Ibérica S.A., Bodegas Matarommera S.A., Fundación Universitaria Comillas I.C.A.I., Red Electrica de España S.A., GALP S.A., Puleva Biotech S.A. and Chairman of the Executive Board of APEX Immobiliaria S.A.

S. Rennemo
Appointed: 16 November 2001 – Norwegian (1947)
Chief Executive Officer of PGS ASA, Member of the Executive Board of Dynea Group, Member of the Supervisory Board of Orkla ASA

executive board[1]

W. Dekker
Chief Executive Officer (1956)

C.J.M. van Rijn
Chief Financial Officer (1947)

J.C.A. den Bieman
Chief Operating Officer Aquaculture (1959)

J.B. Steinemann
Chief Operating Officer Agriculture (1958)

corporate staff[1]

R.J.W. Bakker (1959)
Director Information Management

C.A.J. Hilhorst (1961)
Manager Corporate Reporting and Accounting

J.R. Hole (1951)
Corporate Director Food Safety

J.B.W. van Hooij (1953)
Group Tax Manager

F.A.C. van Ooijen (1958)
Corporate Communications Director

J. Pullens (1968)
Manager Investor Relations

J. Slootweg (1966)
Group Treasurer

J.H. Velthuis (1956)
Director of Human Resources

T.W.C. Versteegen (1952)
Group Audit Manager

B.H.M.J.J. Verwilghen (1952)
Company Secretary
Director of Legal

nutreco aquaculture[1]

J.C.A. den Bieman (1959)
Chief Operating Officer Aquaculture

H.W. van Beek (1944)
Controller Nutreco Aquaculture

I. Løyning (1956)
Managing Director Business Group Skretting Salmon Feed

K. Hidle (1949)
Controller Business Group Skretting Salmon Feed

P. Smith (1948)
Managing Director Business Group Skretting Trout & Marine Species

J.J.M. van de Schot (1947)
Controller Business Group Skretting Trout & Marine Species

W.F. Kuckuck (1954)
Managing Director Business Group Marine Harvest Europe

J.D. Lister (1948)
Controller Business Group Marine Harvest Europe

P.M. Fitzpatrick (1946)
Managing Director Business Group Marine Harvest Americas

S. Rafferty (1963)
Controller Business Group Marine Harvest Americas

nutreco agriculture[1]

J.B. Steinemann (1958)
Chief Operating Officer Agriculture
Managing Director Business Group Agri Feed NW Europe & Breeding

L.A.M. Claessens (1959)
Controller Nutreco Agriculture
Controller Business Group Agri Feed NW Europe & Breeding

J.H.W. Roelofs (1963)
Managing Director Business Group Agri Food NW Europe

J.F.H.M. Kersten (1965)
Controller Business Group Agri Food NW Europe

J.M. Moreno Girón (1948)
Managing Director Business Group Agri Ibérica

A.C. Martinez Aso (1961)
Controller Business Group Agri Ibérica

J.G. Oskam (1956)
Managing Director Business Group Trouw Nutrition International

H.J. Abbink (1961)
Controller Business Group Trouw Nutrition International

(1) Situation as on 1 April 2003

Concept & Design: Porter Novelli - Text consultant: Clemens Graafsma

Nutreco Holding N.V.

Prins Frederiklaan 4

P.O. Box 299

3800 AG Amersfoort

The Netherlands

tel. (31) 33 422 6100

fax (31) 33 422 6101

www.nutreco.com

social & environmental report 2002


food quality
community
integration
innovation
co-operation

nutreco

the nutreco credo

Nutreco accords the highest priority to the production and supply to the *consumer* of food and food products that are safe, healthy and nutritious. These products will be provided at a fair price, in a sustainable manner and with appropriate verification. Nutreco will contribute to this objective at every point in the food value chains where it is active and, through these contributions, will seek continuous improvement. In fulfilling its objective, Nutreco will respect the different opinions and stimulate dialogue with all stakeholders.

Nutreco will provide *employees* with safe, worthwhile and fairly remunerated jobs. The company will observe the interests of people and the society in which it works and will respect their rights and wishes. Nutreco will treat fairly all suppliers, of goods or services, and will not misuse positions of power. It will treat customers likewise.

Nutreco respects the value of the natural *environment*. It will seek to ensure that the environmental impact of its activities is sustainable and will help suppliers and customers to act in a similar manner.

Nutreco will work continuously to improve *animal welfare* and will encourage suppliers and customers to do likewise.

Nutreco believes that the presence of any Nutreco business or operating company should benefit the *community* in which it is located. Benefit is provided by its contribution to the local economy, through employment and purchasing, and by using its knowledge to the advantage of that community.

By conducting its business in a manner that observes these values, Nutreco will achieve sustainable growth, in harmony with nature and society, and will generate a continuing and acceptable return for shareholders.



Contents



making progress and refining nutreco's social and environmental programmes

Preparing and publishing an annual Social & Environmental Report, a process we began with the 2000 Report, has been a significant learning experience in Nutreco as well as meeting our original intention of increasing transparency and openness. Progress through reporting has fallen into three clear phases. The first report helped define parameters and create an awareness of social and environmental issues within Nutreco. In phase two we were able to set and communicate objectives. Now in phase three we can increasingly focus our efforts — identifying and defining those indicators by which we can measure our progress towards sustainability.

Gathering information for the reports has improved our knowledge and understanding of the effect the company has on society and the environment and the consequent responsibilities. As a company that is active at important steps in many food chains, Nutreco clearly has the potential for a significant impact on food safety. Many Nutreco production and processing plants are situated in less populated areas and though relatively small in industrial terms, they can represent an important economic presence. Also, these plants, if not run appropriately, could have a negative environmental impact.

The information-gathering exercise has progressively increased awareness throughout the company of the importance of taking social and environmental issues seriously and working towards sustainability. As a responsible food company it is only by having sustainability and food quality as our prime goals that we can claim to have a licence to operate.

Although revenue was under pressure in 2002, because of relatively low market prices for both poultry and salmon, we have not pulled back from our efforts to become a more socially responsible and sustainable company.

> *"Food quality and sustainability — two essential issues for every responsible food producer — remain high on our strategic priorities list."* Wout Dekker, Nutreco CEO, 2002 results press conference.

Again this year, we are able to report progress. For example no antibiotics were used in our fish farming activities in Ireland and Scotland, for the first time, and in Norway it was very close to zero, as it has been for several years now.

However, we must report as well that antibiotic use increased in Chile and remained high in Canada because of disease problems in the Americas for which no vaccines are yet available. Treating the disease takes precedence. Antibiotics, which are the most effective treatments, are only ever used for this purpose and the full withdrawal period is always observed.

In our agricultural operations we can justly be proud of our unique *Minlink* programme that provides dairy cattle with optimum levels of essential nutrients while minimising the output of minerals such as phosphorus into the environment and reducing costs for farmers. However, in July 2002 Nutreco and other feed compounding companies in the Benelux countries were affected by the contamination of animal feed ingredients with the synthetic hormone MPA (medroxy progesterone acetate). For Nutreco it was only marginal and fortunately MPA was not a significant danger to health, but through strong media attention it again damaged public confidence in the food chains. We must continue to build public confidence in Nutreco through responsible business management coupled with openness and transparency.

The first Social & Environmental Report served to alert everyone within Nutreco that the Executive Board holds these aspects of the company's performance to be of fundamental importance. For the second report, we had a better developed facility for gathering and assessing information in relation to the previous data and to external benchmarks. Through this we were able to provide greater accountability and put our performance in perspective.

We set 15 objectives to be met within the next few years, covering both social and environmental performance. As figures and information in this report show, we have made progress in 14 of them. Accident numbers have been reduced by more than double the target, though average time lost increased. In the one objective where we did not make progress, the number of sites receiving complaints about odour or noise remained the same. This will be the subject of attention in 2003. Although no specific new objectives are reported, as the original 15 have already set an agenda for the coming years, plans for improvement in four areas are reported in chapter 4.

DIALOGUES WITH STAKEHOLDERS



In the past year we have reviewed our reporting priorities and approach. This was done through comparisons with best-in-class reports, consultation with our newly formed Advisory Board on Sustainable Development, leaders of industry and commerce, in meetings with stakeholder groups and from the many letters and e-mails we have received. As a result, this report is more compact, but further details are provided on the Nutreco web site, and summaries are being prepared in several languages. The reporting process also marked the beginning of a more active involvement of employees in social and environmental issues.

Analysing views we gathered in these dialogues, and through what we have learned in preparing these reports, we have identified four key areas of performance:

- Aquaculture and Society (developing a more sustainable aquaculture business)
- Food quality
- Animal welfare
- Investment in the community

Focussing our resources on initiatives and programmes of improvement in these key areas should provide significant benefits, socially and environmentally, as a result of our endeavours. This third report provides a record of the status in each area. In co-operation with stakeholders, we shall develop appropriate indicators to benchmark that status, monitor our progress and provide a basis for new performance targets.

As we have progressed on our journey along the road of openness and accountability we have had some difficult lessons to learn. Credibility requires reporting the bad news equally with the good, failure as well as success, and respecting the views of others. Some critics have valid points that we must address and resolve. Some critics come with constructive ideas and a willingness to work with us in developing commercially viable solutions. We welcome these approaches. There can be difficulties though, as demonstrated by the erroneous conclusions of Friends of the Earth International and its Dutch national branch, Milieudefensie, concerning Nutreco Aquaculture in Chile. However, continuing dialogue in the following months meant this matter was largely resolved. The value of dialogue and a positive approach to tackling issues surrounding our activities have been further confirmed in the first months of 2003 by progress towards active co-operation between Nutreco and WWF International on several aspects of aquaculture. Also, Nutreco has entered constructive dialogues with environmental groups in Canada and Chile.

For modern aquaculture, 2002 was marked as a year in which the industry, still in early development, received political support. It has widely been recognised as a part of the solution to the growing demand for nutritious fish now it is clear that relying on wild fisheries alone is unsustainable. We are aware that modern aquaculture itself relies on raw materials from the wild fisheries. With sustainability in mind, Nutreco is continuing its programme, which has been running for many years, to build knowledge and skills necessary for supplementation of these marine resources with raw materials of vegetable origin. Nutreco also has taken a positive view on the concept of Marine Protected Areas.

Increasing attention towards aquaculture means further development, for example into farming of species such as cod, will be subject to close scrutiny from all sides. This is not a negative circumstance. Nutreco believes that modern aquaculture must evolve through the participation of all stakeholders and with social and environmental sustainability as the objective. Our Aquaculture and Society initiative should contribute positively to this evolution as we work to complement the wild catch with greater production and more species. The Aquaculture and Society programme will help define the shortcomings of modern aquaculture, facilitate discussions and implement the resolution of difficult issues.

DILEMMAS

Both agriculture and aquaculture provide strong potential for business development but the dilemmas that face us are becoming more complex. Consumers, with growing affluence, want greater volumes of the protein food products we provide, while society, through concerned citizens, increasingly places constraints and expectations on the manner in which we produce them.

For Nutreco food quality is a top priority as it is present at many points along the food value chains. Nutreco takes a broad view of quality, not restricting it to quality for further processing and eating. Safety clearly is an intrinsic part of food quality.

There is now a far greater awareness of the potential for environmental problems and the responsibility of industries to eliminate practices that cause pollution. For consumers there is a heightened social conscience as affluence increases. In turn that has enabled a variety of issue groups to flourish and draw attention, for example, to standards of animal welfare. We in Nutreco, more than 13,000 people, are among those consumers and are focussing our attention on animal welfare and animal housing in particular. There is a dilemma here too as standards considered to be acceptable can vary widely between different countries in which Nutreco operates, as is the case with animal welfare. We must balance the progress we can make against the need to remain competitive.

Over the past few years there has, in the western world, been a growing realisation that all companies have a responsibility towards society in general and the community in which they operate in particular. Community investment was selected as a key area to improve Nutreco's ability to make appropriate and effective contributions to its many communities. Often our businesses are located in less populated areas and represent important sources of employment. While it is gratifying to contribute both to the heritage and development of a community, such a position can bring difficult choices. Restructuring Marine Harvest Norway, to be competitive in the global market, unfortunately meant closing two processing plants with consequent redundancies at one of them. We all have sympathy for the people affected but not taking such decisions can lead to greater and wider deprivation in the long run.

Managing positively the dilemmas presented in these four key areas and other potentially contentious issues relating to our business is an intrinsic part of being a modern industry. Accountability is an essential part of that management process. For Nutreco, this Social & Environmental Report is a core component of responsible accountability.

Wout Dekker, Chief Executive Officer, Nutreco
April 2003

GLOBAL REPORTING INITIATIVE

This report has been prepared using the Global Reporting Initiative guidelines of 2002. In line with those guidelines an organisational profile is presented here. A GRI contents index is given on page 55.

Organisational Profile

1. NAME OF REPORTING ORGANISATION
   Nutreco Holding N.V.

2. MAJOR PRODUCTS AND SERVICES
   Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of fish, poultry and pork production chains. Main products and activities include:
   - compound feed for pigs, poultry and cattle as well as salmonid fish feed, using purchased raw materials;
   - breeding, farming and processing of salmon and other fish species and marketing of high-quality fish products;
   - the production of premixes and speciality feed using purchased raw materials;
   - processing poultry and pigs from contract and independent farms;
   - pig and poultry breeding.

   Many of these products are supported with information and advice.

3. OPERATIONAL STRUCTURE
   The operational structure of Nutreco is described in Chapter 3.

4. MAJOR DIVISIONS, OPERATING COMPANIES ETC.
   Nutreco activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each divided into several Business Units, operate within these streams, incorporating more than 120 production and processing plants. Further information is given in Chapter 4.

5. COUNTRIES OF OPERATION
   Nutreco operates in 22 countries. These are, in alphabetical order, Australia, Argentina, Belgium, Canada, Chile, China, Denmark, England, France, Germany, Hungary, Ireland, Italy, Japan, Mexico, Norway, the Netherlands, Poland, Portugal, Scotland, Spain and the United States of America.

6. NATURE OF OWNERSHIP
   Nutreco is a public company and is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

7. NATURE OF MARKETS SERVED
   Customers of food products include retailers, food service companies, processors and distributors. Feed and feed ingredients are sold to farmers, though feed ingredients are sold mainly to feed manufacturers.

8. SCALE OF THE REPORTING ORGANISATION
   This information is provided in the Nutreco Annual Report, which is available from the company or on the Nutreco web site, www.nutreco.com



9. NUTRECO STAKEHOLDERS
   Nutreco stakeholders are identified as the following groups: consumers (that eat food products provided by Nutreco or its customers), employees and their representatives, customers (see point 7) and suppliers (of raw materials, livestock, goods and services), the communities around Nutreco plants and offices (including local authorities and neighbouring businesses), shareholders and the financial community, society in general in the context of the environmental impact Nutreco may have.



nutreco in 2002


feed
pork
poultry
fish

INSPIRED BY CONSUMERS

Nutreco is a global food company employing 13,442 people in 22 countries and focussing on animal protein value chains. The company monitors consumer demands through its customers and through stakeholder dialogues, using the information to guide its development. Nutreco is characterised by its commitments to food quality and to improving sustainability, founded on its business principles of transparency, ethical conduct and socially and environmentally responsible practices. Activities, both in agriculture and aquaculture, consist of protein value chain businesses supplying pork, poultry and fish products and platform businesses producing feed and feed ingredients. Customers of food products include retailers, food service companies, processors and distributors. Feed and feed ingredients are sold to farmers, though feed ingredients are sold mainly to feed manufacturers.







In all activities, the objective is to achieve sustainability, as defined by the World Business Council for Sustainable Development, of which Nutreco is a member. Sustainability must be approached while meeting the requirements and preferences of consumers for attractive, nutritious and safe foods. This is done either via retailers and the food service industry or by supplying the aquaculture, agriculture and food industries with appropriate and economically viable products and services.

Increasingly, Nutreco is working with retailers and food service companies to identify and develop further processed pork, poultry and fish products that meet their needs and those of consumers. These include products such as ready-to-heat and ready-to-eat salmon dishes and the prestige A-brand *Cuk* poultry in Spain, grown more slowly and fed with the specially developed feed — fully vegetarian and free of antibiotic growth promoters. There is also a range of Label Rouge salmon supplied by Marine Harvest Scotland to the French Market.

The leadership position that Nutreco holds in its food-related activities inevitably brings both social and environmental responsibilities towards the general public and those who serve them, including farmers, processors, distributors, retailers and the food service and processing industries. Nutreco takes those responsibilities seriously and they form a prime consideration in the preparation of business plans. Key themes throughout all planning and operational activities of Nutreco can be summarised as quality and reliability, safety and traceability, innovation and customer service, and value for money from increasingly sustainable agriculture and aquaculture.

NUTRECO: THE COMPANY

Nutreco has its headquarters in the Netherlands and operating companies in 22 countries. They are grouped in two Business Streams — Nutreco Aquaculture and Nutreco Agriculture. Each is divided into Business Groups that comprise a series of Business Units made up of Operating Companies. In total these are present on five continents.


SKRETTING SALMON FEED
Skretting Norway
Skretting Chile
Skretting UK/Ireland
Skretting Canada
TROUT & MARINE SPECIES
Yamaha
Nutreco Aquatech
Skretting Australia
Skretting Europe
New Species/Regions
nutreco
AQUACULTURE
Marine Harvest Norway
Marine Harvest Scotland
Marine Harvest Ireland
Sales & Operations Norway
Sales & Marketing France
Sales & Marketing UK
MARINE HARVEST EUROPE
Marine Harvest Chile
Marine Harvest Canada
Sales & Marketing Americas
MARINE HARVEST AMERICAS


AGRI FOOD NW EUROPE
Hendrix Meat Group
Pingo Poultry
AGRI FEED NW EUROPE & BREEDING
nutreco
AGRICULTURE
Trouw Nutrition West Europe
Trouw Nutrition Central/
East Europe & Asia
Trouw Nutrition Americas
TROUW NUTRITION INTERNATIONAL
Nanta
Poultry Spain
Agrovic Alimentation
AGRI IBERICA

> NUTRECO FINANCE

In 2002 Nutreco realised a net income of EUR 68.2 million in 2002, down 25.5% from EUR 91.6 million in 2001. The 2002 result exceeded the forecast given by Nutreco in November 2002 that net income would be down by around 30%. Net sales in 2002 stood at EUR 3,809.6 million, down 0.7% compared with the previous year.

"2002 was a difficult year with disappointing price developments, especially in salmon and poultry products. Our robust portfolio and worldwide programme of efficiency improvements and cost reductions helped throughout this period. Besides this, Nutreco focussed on maintaining its strong balance sheet position," said Wout Dekker, Nutreco CEO.

"We will continue to implement the efficiency and cost reduction programme initiated in 2002. The strategy remains focussed on innovation in fish feed, compound feed, speciality feed and premix. In the 'value chain' businesses for fish, poultry and pork products, we will further expand activities in value-added processing and marketing. Food quality and sustainability – two essential issues for every responsible food producer – remain high on our strategic priorities list."



NUTRECO AQUACULTURE

Nutreco Aquaculture is a world leader in modern aquaculture. Through feed production and farming activities it is helping to meet the growing demand for fish such as salmon, trout, cod, sea bass, yellowtail, halibut and barramundi. Nutreco Aquaculture is playing a key role in the development of aquaculture with research in fish nutrition and the development of production technology.

Fish farming

Marine Harvest Europe and Marine Harvest Americas are the two Business Groups running aquaculture operations in Norway, Chile, Scotland, Canada and Ireland. The main species being farmed is Atlantic salmon. Marine Harvest has fish processing plants in Norway, Chile, Scotland, Ireland and France, serving the world with high-quality farmed fish and fish products. Nutreco is also developing aquacultural production of further fish species such as cod, halibut, barramundi and yellowtail. As a matter of policy in Nutreco no transgenic and gene modification techniques are used in breeding fish and no such fish are purchased from outside sources.

The processing plants provide a wide range of nutritious fish products including whole fish, fillets, steaks and portions and value-added products such as sushi and smoked salmon. These are marketed to retailers, the food service industry, further processors and wholesalers.

Fish feeds

The Business Groups Skretting Salmon Feed and Trout & Marine Species have manufacturing activities in Europe, in North and South America, in Japan and the Asia-Pacific region. They produce feeds for salmonids and for some 50 other farmed species. As from January 2003 all Nutreco fish feed companies will operate under the 'Skretting' company brand.

Key objectives are continuous improvements in the sustainability of raw materials and in the nutritional value of the final products. Progress involves, for example, improving feed conversion ratios and expanding the use of raw materials from vegetable origins. Nutreco aquaculture is working with the authorities, fisheries and NGOs (Non-Governmental Organisations) to improve the sustainability of the food production chain.

R&D

Fish feed production and fish farming activities are supported by research and development work at the Nutreco Aquaculture Research Centre, which has an international reputation as a leading source of innovation for modern aquaculture.





NUTRECO AGRICULTURE

Nutreco Agriculture has four Business Groups — Agri Feed NW Europe & Breeding, Agri Food NW Europe, Agri Ibérica and Trouw Nutrition International.

Agri Feed NW Europe & Breeding has feed production plants in several countries including the Netherlands, Belgium and Germany. Feeds are manufactured for poultry, pigs and dairy cattle, for specialist markets such as horses and for a growing organic feed customer base.

Nutreco's breeding activities are in four sectors — broiler and layer chickens, turkeys and pigs. The breeders use sophisticated statistical methods, DNA analyses and a computerised data bank of features and characteristics of pure lines, to select for progeny that will thrive in a wide range of conditions. Transgenic and gene modification techniques are not used as a matter of policy in Nutreco breeding activities.

Agri Food NW Europe supplies pig and poultry products to retailers, wholesalers, food service and further processors in northwest Europe and beyond. Poultry are provided from vertically integrated broiler production units to processing plants in Belgium and the Netherlands. Pigs from an established supplier base are processed at facilities in the Netherlands.

Agri Ibérica is Spain's leading feed compounder on the free market, with production plants throughout Spain and in Portugal. Feeds are produced for pigs, poultry, ruminants and rabbits as well as for specialist markets. Agri Ibérica is the leading supplier of poultry products in Spain through its own production and processing facilities. They are marketed throughout Spain and beyond.

Trouw Nutrition International (formerly Agri International until 1 January 2003) has operating companies worldwide, making it a global player in premixes, concentrates and feed additives for compound feed manufacturers, for integrated animal protein producers and large farmers. The products are supported with nutritional services and information. The Business Group also supplies an extensive range of young animal feeds and pet foods.

R&D

Nutreco Agriculture operates research centres for breeding, poultry, pigs and cattle.

Further information on Nutreco and its activities is available in the Nutreco Annual Report and on the Nutreco web site, www.nutreco.com







setting and applying the nutreco standards

corporate governance

All business entities of Nutreco are required to operate in a manner appropriate for a Nutreco company. To enable managers to fulfil this requirement, corporate controls and guidelines are maintained covering aspects such as finance and risk, food quality, human resources, legal status, insurance, stakeholder communications — including media relations, and HSEQ (health, safety, environment and quality). A Code of Ethical Conduct specifies required standards of business practices for all parts of the company. Relevant extracts from the Code are shown inside the back cover.

A fundamental requirement placed by the corporate office on all businesses is that they comply with the laws and regulations of the countries and regions in which they are located, as a minimum. This forms the basis for Nutreco's Good Practices.

Beyond these measures, the Credo provides a source of values and priorities that can be applied in decision making in cases where laws, regulations and guidelines do not provide a clear direction.

While these corporate functions operate in a supervisory and support capacity, the Executive Board ultimately is able to use reserved powers to ensure requirements are met.

CORPORATE GUIDANCE AND CONTROL

- Credo
- Code of Ethical Conduct
- Finance and risk
- Food quality
- HSEQ
- Human resources
- Legal status
- Stakeholder communications

"Corporate guidelines and control are used to ensure the essential features of all Nutreco activities worldwide conform to appropriate and acceptable standards of operation."

Wout Dekker CEO

management of nutreco



Particular attention is given to corporate governance in the *Nutreco Annual Report 2002*. The coverage follows the recommendations of the report to the European Commission of the High Level Group of Company Law Experts on a Modern Regulatory Framework for Company Law in Europe (4 November 2002) and of the OECD Principles of Corporate Governance 1999.

The remainder of this chapter includes key points from the coverage in the Annual Report.

Nutreco is governed by a Supervisory Board and an Executive Board.

SUPERVISORY BOARD

The Supervisory Board currently consists of five members who are appointed by the General Meeting of Shareholders for a period of four years and can be re-appointed for two further periods of four years. No new Supervisory Board members were appointed during the year.

The duties of the Supervisory Board are to supervise the working of the Executive Board. In addition, certain decisions of the Executive Board are subject to the prior agreement of the Supervisory Board.

All Supervisory Board members must be independent from Nutreco. There are no interlocking directorships. None are or were in the past employed by the company, represent directly or indirectly a shareholder of the company or a supplier or customer of the company and none provide services to the company outside their Board membership or have direct or indirect relationships with the Company outside their Supervisory Board membership.

Remuneration Committee

The Supervisory Board has a Remuneration Committee, consisting of the full Supervisory Board, that meets at least once a year with the Company's CEO and its HR Manager to decide on the fixed and variable components of the remuneration of the Executive Board and senior managers worldwide.

Audit Committee

The Supervisory Board previously operated also as the Audit Committee. In view of the enhanced focus on audit matters, the Supervisory Board appointed two of its members to act as the Supervisory Board's Audit Committee.

EXECUTIVE BOARD

The Executive Board currently consists of four members, one Chief Executive Officer, one Chief Financial Officer and two Chief Operating Officers who are in charge of the Company's Agriculture and Aquaculture Business Streams. The Executive Board is appointed by the General Meeting of Shareholders.

The Executive Board is responsible for the daily management of the Company.

Membership of the Executive Board includes the two Chief Operating Officers, one for each Business Stream — providing direct communication between the Board and operations. Each Business Stream has a Controller reporting to the COO. The central role of these controllers is to monitor adherence to correct business procedures. They have a secondary reporting line to the Chief Financial Officer and are supported by controllers in each of the businesses.

A further financial overview is provided by the internal and external auditors. Internal auditors additionally review some aspects of administration. They report their findings to the business line management and to the Executive Board.

The Company has a Risk Management Committee consisting of the CFO, the Group Treasurer and senior managers responsible for central purchasing. The Risk Management Committee meets regularly and decides on the mitigation of financial and business risks, for example through currency fluctuations, purchasing of feed raw materials and the value of fish stocks.

The HSEQ audit team works to a programme that has been checked and approved by the Executive Board. The reports of their audits are submitted to the Business management and to the Executive Board. The head of the team reports directly to the CEO.


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In 2001 much of the attention regarding Food Safety had been given to the Benelux countries because of the issues in that region in past years. In 2002 the Food Safety team verified that all Business Units and Operating Companies were fully aware of their legal obligations, with respect to food safety, and the standards being set by Nutreco in company-wide masterplans for monitoring of undesirable substances and control of pathogens. The relevant legislation is both from the countries in which the businesses are active and the countries in which the products are marketed. The masterplan provides unified standards and methodology across the company in order that Nutreco can be confident of the safety of all products from all parts of the company. A masterplan for supplier control is being developed. The application of required food safety procedures will be incorporated in future HSEQ audits.

Auditing of suppliers

In addition to auditing raw materials suppliers on their sourcing, processing and handling of materials, a number of operating companies audit suppliers with respect to wider social issues. The percentage of Nutreco companies that audited suppliers with respect to wider social issues is as listed on top of the page. For some aspects, e.g. forced labour, the issue is only relevant to companies purchasing feed raw materials.

Nutreco companies auditing suppliers on social issues	
Forced labour	3%
Child labour	3%
Environmental aspects of production	20%
Animal welfare	4%
Quality and/or product safety services	53%
Health and safety aspects	26%

The Company Secretary acts as a compliance officer. Compliance with the Code of Ethical Conduct is ascertained by business managers and key staff members certifying compliance in writing. Certificates of Compliance were received with respect to 2002. The Code of Ethical Conduct is also being used to draw the attention of suppliers to the standards expected and required by Nutreco.

code of ethical conduct

Nutreco implemented a Code of Ethical Conduct in 1996. The Code was updated in 2001 and relevant extracts were published in the *Social & Environmental Report 2001*, which can be found on the Nutreco web site, www.nutreco.com



finance

The corporate finance office supports the business managers and helps them steer towards strategic objectives in a way that is financially healthy. Corporate finance covers several topics — accounting, treasury, tax, internal auditing, planning and control and ICT (Information and Communication Technology). The internal audit function executes operational audits to ensure correct implementation of Nutreco policies and standards throughout the company.



> INTERNATIONAL LABOUR STANDARDS

The standards specified in OECD conventions and the relevant ILO Conventions (International Labour Organization) on employment are endorsed by Nutreco and, where valid for the business, are integrated in the Code of Ethical Conduct, Nutreco HR Standards, HSEQ Policy and HSEQ Audit System. They include the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.

food quality

Food integrity is at the heart of Nutreco's activities and food quality is a crucial component, together with sustainability and ethics of production. Food quality incorporates food safety and aspects such as taste and texture as well as a comprehensive record of origins and production. Following the nomination of food quality as a key aspect of performance, Nutreco inaugurated a food quality programme under the *NuTrace®* name (see page 24).

Nutreco identifies and implements the most appropriate international, national and internal quality control and assurance protocols for its food value chain activities. These quality protocols are validated by external, internal and customer audits.

Through 3,000 analyses each day Nutreco maintains a detailed overview of the quality and composition of its food products, of its feed products and of the raw materials it uses. A comprehensive, integrated database has been further developed and tested in pilot projects during 2002 to hold records on all stages of food production together with data on feed products. Using this database, Nutreco is able to identify accurately and rapidly the origins and destinations of all components in its food value chains. A combination of proactive procedures has been prepared to minimise the impact and spread of any adverse event in Nutreco food value chain activities.





Food quality is covered in greater depth on pages 24–25.

human resources

The role of the corporate human resources office is to set employment standards throughout the company and provide the guidelines that show where Nutreco is aiming for. The company is aware that different businesses and companies start from different places and can move at differing speeds, but the key is to head in the same direction and the objective is the optimum balance of company interest and personal interest for everyone.

In the recruitment and treatment of people, Nutreco applies the principle of equal rights and opportunities for everyone, regardless of age, gender or race. A culture of open communication, between managers and subordinates and among colleagues is encouraged.

Nutreco seeks to provide careers that are interesting and to reward ability and effort. The goal is to develop people to the best of their capabilities. This helps the company to provide all employees with opportunities and with effective leadership. Together with the right culture, this is central to making Nutreco a good place to work.

> INVESTING IN PEOPLE

Marine Harvest Scotland gained accreditation in December 2002 as an 'Investor in People' following an assessment by external auditors that confirmed the Business Unit meets this UK national standard.

In their report the external assessors commented, "It is very apparent that over the past two or three years the Organisation has put a tremendous amount of time and effort into improving its policies and procedures...these efforts have produced positive and tangible results...absenteeism and staff turnover had reduced dramatically...most interviewees confirmed managers were very approachable...no-one was ever asked to carry out any task that they had not been trained in."



Graeme Dear, Managing Director, Marine Harvest Scotland (photo), "Gaining I.I.P. status is a fantastic achievement, especially taking into account our geographical dispersion across so many locations. It is a great credit to all employees."

During 2002, the Human Resources department began a company-wide survey of managers to assess the current culture of the company and to gain a view of the ways in which they believe it should develop.

legal and insurance

The corporate legal team ensures that all components of the company are legally constituted and acts as an advice and service provider. Because Nutreco works in several countries, the legal department has established a network of independent legal consultants to provide local knowledge and support.

The corporate insurance team provides cover for property damage and business interruption, for general and product liability risks and for fish stocks. Risks are either covered through Nutreco's own captive insurance company, or transferred to external insurers with the active involvement of one worldwide broker.



corporate communications and stakeholder dialogue

It is the task of corporate communications to ensure that the standards and principles of Nutreco are clearly and adequately communicated throughout the company. Corporate communications also seeks to ensure that the precautions, safeguards and principles of operation of Nutreco are fully communicated. Corporate Communications facilitates continuing dialogues with all stakeholders including the customers, employees, shareholders, regulatory authorities, scientists, the media, issue groups and NGOs (for example with interests in environment and animal welfare), the financial community, top business executives and the community at large. The flow of information is two-way and enables Nutreco to maintain awareness of the views of the stakeholders.

During 2002 the project, begun in 2001, to appoint Corporate Reputation Officers to represent the company in all activities and regions was completed. The CROs are appointed to act as channels of communication and thus ensure the company provides correct and consistent messages and information and that the views of stakeholders are presented to the company at both local and corporate levels. CROs are appointed at two levels, Executive CRO and Operational CRO. Operational CROs carry out regional-specific communications plans and initiatives, supported by Corporate and by the Executive CROs who provide an overview and ensure time and resources to do the job are available.

The first major project for CROs in 2002 was a review of stakeholder views, including NGO activity relevant to the operations of Nutreco. In key countries and businesses contacts were made with the leading NGOs to engage them


Vision

> INDUSTRY VISION

Nutreco inaugurated and organises the biennial industry conferences — *AquaVision* and *Agri Vision*. The conferences provide a debating forum for companies in the industry, their suppliers and customers, consumer representatives and issue groups, governments and regulatory authorities and the media. For 2002, the organiser of the Salmon Summit, FAO EASTFISH/ EUROFISH (a project of FAO - the Food and Agriculture Organization of the United Nations) joined Nutreco in organising *AquaVision* 11–13 June 2002 in Norway. The next *Agri Vision* will be 17–19 June 2003 in the Netherlands.

in dialogue, wherever possible, for improved mutual understanding of objectives and activities.

Corporate Communications organised a one-day conference in the Netherlands, which was attended by several leading NGOs and stakeholder groups such as employee unions. Here they had the opportunity to present their views on Nutreco and specifically on its social and environmental performance and reporting.

CONSTRUCTIVE PARTNERSHIPS

In a series of initiatives at corporate and national levels, Nutreco is seeking to establish company–NGO partnerships that can work constructively to improve the sustainability of Nutreco operations.

STAKEHOLDER WORKSHOP

In June 2002 Nutreco participated in a one-day workshop organised by LEI, the Agricultural Economics Research Institute, an independent research institute in the Netherlands focussing on agricultural and food economics. The workshop was part of a research project co-financed by PVE (the Product Boards for Livestock, Meat and Eggs), AKK (the Ministry of Agriculture's Agri-Chain Knowledge programme), and W-UR (Wageningen University and Research Centre). The research project focuses on the pig production chain, in particular its societal acceptance and market orientation. Specific topics for the Nutreco workshop were environment, animal welfare, food safety and quality of work.

LEI invited five NGOs — the environmental issues group Stichting Natuur and Milieu, the animal welfare group Dierenbescherming, the Dutch consumers association Consumentenbond, the sustainable development investors group VBDO, and the labour union representing people working in meat processing plants FNV Bondgenoten. Nutreco was chosen as a 'best practice' case study, with a particular focus on its social and environmental reporting. Activities represented by people from Nutreco were food safety, HSEQ, agricultural R&D, communications and marketing.

The workshop began with presentations by NGOs on what is expected of a meat processing company, followed by an assessment of how Nutreco's performance meets expectations. Next came a discussion of how Nutreco could improve, and the potential for constructive co-operation. Three parallel sessions then discussed a) benchmarking, b) the extent to which Nutreco can influence other parties in the value chain and c) traceability and transparency. Conclusions were shared in a final session.

Among the observations and conclusions were:

- NGOs welcomed Nutreco's efforts to achieve and report progress in social and environmental performance, and possible improvements were identified;
- benchmarking is valuable but difficult because of the lack of information from equivalent companies;
- positively influencing other parties in the chain is constructive but can be inhibited by their size and the commercial relationship they have with Nutreco — involvement of employee representatives is productive because of their closeness to the business but awareness of social and environmental responsibilities must be present throughout the company;
- the value of the Nutreco *NuTrace* Tracking & Tracing component depends on the extent to which the information will be shared with other parties such as retailers, consumers and government.

> SETTING HIGH STANDARDS IN CHINA

Hendrix Feed Xiangtan opened a completely new facility in China in 2002. It is using the latest technology methods for feed safety and traceability, has greater energy efficiency in feed manufacture and offers employees significantly improved working conditions. For example, after delivery into storage, raw materials are moved by forklift on pallets rather than carried manually in sacks. Also, unusually for China, a special health insurance is provided for all employees.



HSEQ AUDITS & INSPECTIONS IN 2002

> HSEQ AUDIT RESULTS

The chart shows how average scores have improved in the years since Nutreco was established as an independent entity, in 1994. Scores are given for total quality management, occupational health, safety, environment and site security, all five of which show clear improvement. These improvements have been achieved over a period in which Nutreco has more than doubled in size, with much of the growth through acquisitions.


Results 1994-1996
Results 1997-1999
Results 2000-2002
100
90
80
70
60
50
40
30
20
10
0
76
77
83
66
65
72
42
62
74
59
73
77
36
50
64
Total Quality Management (quality in management and organisation)
Occupational Health
Safety
Environment
Site Security

HSEQ policy and audits

Nutreco has a clearly defined Health, Safety, Environment and Quality Policy, which is disseminated throughout all companies in all countries. The policy provides the basis for the Good Practices (as defined by the Global Food Safety Initiative) within Nutreco, which is one of the benchmarks used in the *NuTrace* concept, see page 24.

The corresponding Nutreco HSEQ Audit System came into operation in 1990. This rigorous system sets the standards for all aspects of health, safety, environment and quality, covering all organisational and procedural matters. It is based on risk identification and evaluation, corrective actions and appropriate control and monitoring. It incorporates and often exceeds national and international standards as defined, for example, in ILO Conventions and is significantly stricter and more thorough than any legal requirement.

The HSEQ standards are applied equally throughout the company, irrespective of site location or function.

A corporate audit team audits manufacturing and processing plants on average every two to three years, augmented by site inspections. Forty sites were audited or inspected in 2002. An audit takes one to four days — starting with a review of the current situation, including actions, developments and occurrences since the previous audit. A thorough inspection takes place and the auditors complete a detailed questionnaire that addresses all organisational, procedural and technical topics. Additionally, a quantitative rating is used for measuring progress and benchmarking.

Follow-up inspections and monitoring ensure any urgent recommendations are implemented without undue delay.

The thoroughness of Nutreco audits means that sites matching these standards have no difficulties in meeting corresponding internationally recognised standards.

The locations of the 40 audits and inspections carried out in 2002 are indicated on the map on page 16. A further 45 are scheduled for 2003.

THE HSEQ POLICY

For Nutreco, Quality is a core value. This is valid for the quality of products, the health and safety of operations, and the quality of its environmental performance. Nutreco believes this to be an integral part of responsible, efficient and profitable business management.

Nutreco strives to participate in a responsible manner in the food chain, with sustainability, based on quality and safety, as a governing principle.

Therefore, Nutreco is committed to the following principles.

- Ensure that working environments are safe and appropriate for employees, suppliers and third parties.
- Contribute to food safety and quality at all points of the food chain where Nutreco is active.
- Apply the principle of sustainability as a driver towards continual improvements in environmental performance.
- Be conscious of and attentive to the impact activities may have on neighbours, the local community and the interests of society in general.

We consider quality awareness and commitment to the HSEQ principles as the pillars of the future success of our company.

This HSEQ policy is valid for all companies and activities where Nutreco has a managerial or operational role.

Wout Dekker
CEO Nutreco

HSEQ audit makes Nanta Murcia the Nutreco safety champion

In October 2002 a Nutreco Corporate HSEQ auditor and the Director HSE Nutreco España spent three days at the animal feed manufacturing plant of Nanta in Murcia, Spain. The audit covered the Safety Module, parts of Total Quality Management and operational elements with respect to Feed Quality and Safety. They were accompanied by the Nanta Murcia Managing Director and the Operations Director.

The results showed improvements from the previous audit in 1998 and gave the plant the highest safety ratings within Nutreco, making it the current Nutreco Safety Champion. The auditors noted that this was particularly impressive as the plant, built in 1974, is approaching 30 years in operation. Nanta Murcia gained the title of Safety Champion by the narrowest margin possible, one point, from previous champion and sister company, Nanta Sevilla.

The table shows the ratings assessed in 2002, 1998 and the current Nutreco average of ratings assessed in 2001–2.

Topic and Rating	Murcia 2002	Murcia 1998	Nutreco average 2001-2002
Emergency Preparedness	97%	92%	81%
Housekeeping and Hygiene	97%	98%	83%
Total Quality Average	97%	95%	84%
Quality in Feed Mills	63%	—	76%
Safety Section			
Personal Protective Equipment	100%	100%	80%
Fire and Explosion Precautions	81%	75%	64%
Gasses, Liquids, Substances	96%	92%	83%
Electricity	97%	95%	79%
Machine Guards	100%	94%	72%
Hand Tools and Equipment	100%	100%	82%
Internal Transport	97%	96%	79%
Safety Average	92%	87%	75%

The audit report noted:

- The site had 136,446 hours accident-free working, since 1999.
- In 2002, up to the audit date, sick leave was only 2.64%.
- Housekeeping was singled out for praise, as was machine guarding, though opportunities to improve further were identified.
- The low rating for 'Specific quality items for feed mills' was due to the single main mixing line. Investment in dedicated lines would improve this.



development



Nutreco has invested throughout 2002 in extensive dialogue with a wide range of stakeholders. These included consumer representatives, employees, customers, investors, legislators, scientists, the media, issue groups and the financial community. The main objectives were to assess their views of Nutreco and to identify the core areas through which the company can improve its imprint on society to achieve the greatest benefit from the management and financial resources applied. In addition, Nutreco established an Advisory Board on Sustainable Development, comprising leading academics, from the Netherlands and the UK, with expertise in food integrity, animal welfare, corporate social responsibility and sustainability in agriculture and aquaculture. The Board provides an objective external view of the progress of Nutreco on the path towards the increasing sustainability of its activities.

The Nutreco Advisory Board on Sustainable Development comprises leading academics from the Netherlands and the UK, chosen for their specialist expertise — Prof Aalt Dijkhuizen (chairman – Wageningen University and Research Centre), Prof Jo Hautvast (Wageningen Centre of Food Science), Prof Harry Hummels (Nyenrode University) and Prof Donald Broom (Cambridge University).

In 2002, to ensure significant progress is made, Nutreco opted to concentrate the main part of its efforts to improve social and environmental sustainability into key focus areas. The first step was to invest in an extensive stakeholder dialogue, with consumer representatives, customers, employees, shareholders, regulatory authorities, scientists, the media, pressure groups (for example with interests in environment and animal welfare), the financial community, top business executives and the community at large. Analysis of the feedback indicated the areas of greatest concern.

Four were chosen where Nutreco believes the greatest progress can be achieved from the investments made:

- Aquaculture and Society (developing a more sustainable aquaculture business)
- Food quality
- Animal welfare
- Investment in the community

In this section of the report, the current status of each aspect is reviewed and the objectives defined. Current and planned activities are explained.

aquaculture and society

Nutreco accepts there are aspects of this fast growing segment of food production that should be improved. These shortcomings need to be acted upon and the actions communicated. Modern aquaculture has a huge potential to provide a range of nutritious, healthy, tasty and popular fish products, supplementing catches from the wild where the populations of many species are under pressure.



"After we started using environmentally friendly nets and the 'swim through' method developed in Marine Harvest Scotland, the nets are cleaner than ever before. We don't have to use anti-fouling so we save the external environment from unnecessary impact. At the same time, we achieve optimum conditions for the fish."

Per Arne Åkre, Marine Harvest Varakjelen, Norway

Modern aquaculture has become a focus of attention from environmental and animal welfare groups, with respect to issues such as food quality, antibiotics, escapes, feed raw materials and welfare issues. There is a need to ensure accurate and up-to-date information is available. For example a frequently quoted figure for the use of wild fish in fish feed dates from work in the mid 1990s. This highlights one of the problems faced by a company working in aquaculture as it is developing so rapidly. Nutreco invests substantially in R&D, both in its own facilities and together with third parties, and therefore is in possession of and is using information that is more up-to-date than that found in the public domain. Often when reports are destined for publication in one of the peer-reviewed scientific journals the information cannot be disclosed beforehand yet review and publication can take many months.

The reaction of Nutreco Aquaculture has been to become more proactive — not just being open but also actively presenting information on modern aquaculture. Nutreco is running a programme, 'Aquaculture and Society', which will help define the shortcomings of modern aquaculture, facilitate discussions and implement the resolution of difficult issues.

Nutreco Aquaculture takes seriously the importance of openness and transparency towards other stakeholders in modern aquaculture. At the first *AquaVision* biennial conference in 1996, and at the following three, all stakeholders were welcomed, including pressure groups with interests such as animal welfare and the environment. Similar preparations are being made for *AquaVision 2004*. For some years in Norway Skretting and Marine Harvest have been working with the environmental group Bellona. Nutreco Aquaculture is holding continuing discussions with groups concerned about the environmental aspects of modern aquaculture in Chile and in Canada and is actively negotiating with other non-governmental groups with a focus on wildlife and the marine environment to find ways of working constructively together.

In 2002 Nutreco established the Aquaculture and Society initiative as a long-term programme to improve the sustainability of modern aquaculture and public understanding.

Development of the Aquaculture and Society programme followed discussions both outside and inside the modern aquaculture business. Following initial programme development, based on these discussions, Nutreco underlined the importance it places on the Aquaculture and Society programme by choosing a member of the Nutreco Executive Board, the Aquaculture Chief Operating Officer, to launch it at a high profile international aquaculture event — *AquaVision 2002*.

> EXTENDING THE SCOPE OF MODERN AQUACULTURE

Nutreco Aquaculture is helping to extend the scope of modern aquaculture through the development of feeds and farming methods for new species. Gemma and Gemma Micro feeds are simplifying the production of marine species such as cod, sea bass, sea bream and turbot, and reducing the need for live feed. On the farming side the Business Stream is active with cod, Atlantic halibut, yellowtail and barramundi (Asian sea bass).

A significant milestone in the farming of cod was reached in October 2002, as Cod Culture Norway (CCN) despatched its first batch of cod juveniles. The CCN plant is the first plant for breeding cod juveniles in Norway. Nutreco is bringing its experience in the development of salmon farming to help cod farming achieve currently expected levels of sustainability. The plant near Bergen was opened at the beginning of 2002 and the first delivery comprised 47,000 50g juveniles ready for on-growing in the sea. A second despatch totalled 125,000 40g juveniles. CCN has the capacity to produce up to ten million juveniles per year and it has the space, plans and concessions to triple this figure.



“As the number one producer of farmed salmon we need to take the lead with environmental issues, being as transparent and honest as possible. We must address the problems and recognise that we are not perfect.”

John Watters, Seawater Production Manager, Marine Harvest Chile

Aquaculture and Society is led by a core team headed by the Aquaculture Chief Operating Officer. It brings together and initiates projects that directly address the key issues surrounding modern aquaculture. At the same time a steering committee is co-ordinating constructive working relationships with regulators and NGOs at both local and international levels, for example with a view to improving the sustainability and quality of raw materials for fish feed.

A core project being managed by the team is the development of a Code of Practice for Aquaculture.

Other projects are co-ordinating efforts to use biological and management control methods against sea lice and participation in wild salmon restocking projects.

Nutreco Aquaculture is participating in several projects to improve wild salmon stocks, for instance in the rivers of Scotland and, together with two Dutch angling associations, in the Rhine and Meuse rivers in the Netherlands, Belgium and Germany. During 2002 the initial survey was completed and a status report prepared.

Assessing biodiversity

One of the ways in which the environmental impact of any activity can be assessed is through a study of changes in biodiversity. In a key project being run under the auspices of Aquaculture and Society, a team is working to design IBIS — Integral Biodiversity Impact assessment system for Salmon. IBIS is designed to complement detailed monitoring, environmental assessment and management systems. It will take into account the impact of all stages of salmonid farming and related activities. IBIS can be applicable globally and of potential use in discussions, for example, with regulatory authorities, and should be adaptable for use with other species. The project is being led by the Corporate Health, Safety, Environment and Quality Manager, with technical input from Marine Harvest Scotland and in collaboration with CREM — Consultancy & Research for Environmental Management — in the Netherlands.





> SEA LICE SUCCESS IN SCOTLAND

In 2002 Marine Harvest Scotland was able to report significant successes in control of sea lice, with zero counts on farms where licenced medicines could be used in conjunction with Area Management Agreements, which co-ordinate actions by all stakeholders in the area.

“This company is concerned about the environment. Our target is to reach ISO 14001 standard in 2003. For example, at this farm we are testing new systems to increase our control of the feed and reduce our impact on the environment.”



Erik Paredes, Freshwater Assistant, Bahia Roncones, Marine Harvest Chile

> BARRAMUNDI IN AUSTRALIA

Skretting Australia is operating a pilot stage sea farm for barramundi located off the coast at Port Hurd on Bathurst Island, 100 km north of the Northern Territory state capital Darwin.

A positive working partnership was established with the Tiwi people of Bathurst Island. The Tiwi Land Council and Traditional Owners have committed resources to the project. Currently the project employs 11 people including two Tiwi Islanders. In addition, four elders who own the land where the farm is situated, were employed as advisers on Tiwi culture, so that any cross-cultural issues could be identified and addressed in an appropriate and timely manner.

The first fish were put to sea in March 2001 and the first commercial harvests began in May 2002. In total, 2,800 kg was harvested and distributed to main cities in Australia. More than 200 tonnes were harvested during the remainder of the year. The barramundi was distributed to all main cities in Australia and to a newly developed market in the US.

> RESPONSIBLE USE OF MARINE RAW MATERIALS

Nutreco Aquaculture has been occupied for some 20 years in research to identify and evaluate alternative raw materials, for example of vegetable origin, to supplement fish meal and fish oil in fish feeds. The aim of this programme is to reduce dependence on the wild catch and to provide consumers with healthy fish products from sustainable fish farming.

The rate of supplementation of fish meal and fish oil in fish feed is increasing. The proportion of vegetable oils used in the total fish feed production of Nutreco Aquaculture doubled from 2001 to 2002, from 5.5% to 11.4%. In salmon feeds a typical supplementation level is one-third but it can be as high as two-thirds of vegetable oil to one-third fish oil.

Conversion ratios

Between 4 and 5 tonnes of fish are used to make 1 tonne of fish meal. A feed conversion ratio (FCR) of 1.2 is usual (that is 1.2 t of feed produces 1 t of salmon).

Based on a figure of 4.8 tonnes of fish for 1 tonne of fish meal, an inclusion rate of 30% fish meal in the fish feed and an FCR of 1.2, it requires 1.728 tonnes of wild fish to produce 1 tonne of salmon (1 t salmon requires 1.2 t of feed, which uses 1.2 x 30% = 0.36 t of fish meal. 0.36 t of fish meal requires 0.36 x 4.8 = 1.728 t of fish).

The edible yield of the typical fish meal species jack mackerel is around 30% (FAO figure) and it is 65% for salmon. 30% of 1.728 is 0.518 while 65% of 1 is 0.65. This represents a net increase in edible yield of more than 25%.

In the 1980s fish oil was described by FAO as by-product of the fish meal industry. Modern aquaculture converts it to nutritious, healthy food for people.

> ENVIRONMENTALLY FRIENDLY CONTROL OF FISH PARASITES

Yamaha Nutreco Aquatech and Skretting in Australia are supporting a project investigating integrated pest management methods for controlling flatworm parasites of yellowtail and kingfish. The project aims to improve the viability of farming these two important farmed species of the Pacific Rim area.

Understanding the life cycles of these warm water equivalents to sea will contribute to developing control methods using timed net changes, freshwater baths and other non-intrusive methods. The work began with two years of R&D carried out by Yamaha Nutreco Aquatech together with the University of Adelaide and Nutreco Aquaculture Research Centre.

Other sponsors are the Australian Research Council, South Australian Marine Finfish Farmers Association and the University of Adelaide, where the project team is based.

food quality

Food quality covers a range of characteristics. Food safety is central and essential among these. Other characteristics include sensory ones such as taste and texture, economic ones such as price, nutritional quality, availability and shelf life, and ethical ones such as animal welfare and sustainability of production.

A food quality initiative began on a small scale in Nutreco companies based in the Benelux in 2001. At the same time there has been a build-up of food safety awareness in Nutreco, spearheaded by a Corporate Food Safety Director who reports directly to the CEO. In 2002, with the identification of food quality as a key focus area, these have formed the basis of a company-wide food quality culture. The spreading of that culture is supported by a worldwide network of more than 20 Food Safety & Quality Officers established throughout Nutreco towards the end of 2002.

In October 2002, Nutreco decided to devise a food quality programme under the *NuTrace* name. Nutreco is using the food quality programme to drive improvements as widely as possible.



“We in the meat sector have been made very much aware in recent years of just how important food safety is. Unless we maintain a highly effective food safety process as we move more towards the food service market it will be a trap in the years to come.”

Henri Verstappen,
Manager Product Development,
Pingo Poultry, Mierlo, the Netherlands



Bringing together all food quality characteristics helps Nutreco move another step closer to the consumer. It is intended that *NuTrace* will become a symbol for trust, initially with retail and food service customers, and potentially with consumers.

NuTrace incorporates four fundamental structural components — *NuTrace* Certified Quality, *NuTrace* Monitoring, *NuTrace* Risk Management and *NuTrace* Tracking & Tracing. Collectively they enable Nutreco visibly to fulfil its Mission Statement that it is 'a global food company, inspired by consumer demands'.

Throughout 2002 Nutreco has continued the implementation of the tracking and tracing process described in the *Social & Environmental Report 2001* (page 26). At that time the name *NuTrace* was used specifically with respect to this tracking and tracing process. Following the decision in October 2002, its meaning has been broadened to cover the complete food quality programme.

> MINIMISING MINERALS

Trouw Nutrition International, working with the Nutreco Ruminant Research Centre, developed a diet mineral calculation program, *Minlink*, for its *Maxcare* mineral supplements to provide more accurate figures for dairy cow diets, ensuring the cows receive what they need but no more. The benefits are correct diet, lower cost to the farmer and reduced mineral content in the manure, thus reducing the environmental burden. Conventionally mineral supplements to the dairy diet are based on a simple analysis of mineral content. Because the availability to the animal of the minerals varies depending on the type of diet, e.g. availability of phosphorus from rapeseed meal is not the same as from grass silage, the supplement calculation included a margin of error. This meant an inevitable presence in the manure of unused minerals. *Minlink* factors in the availability of minerals from the feed to give more accurate figures and minimal waste. Launched in the UK in September 2002, *Minlink* has proved popular with farmers, looking for ways to reduce costs. Subsequently it has proved successful in other countries such as Spain and is seen to meet the objectives of national research bodies in the USA and France. The program will be developed for other livestock.



"As Nutreco progresses further as a food company it broadens the role of technical sales from just feed and farming to bring in consumer issues such as food quality, traceability, safety, environment, sustainability, social and welfare matters and our values."



Dave Garforth, Technical Sales Manager, Skretting, Ireland

NuTrace Monitoring must be carried out from raw materials to finished products, including supplier assessments. By monitoring Nutreco can manage and improve standards in close collaboration with its suppliers. This combines with *NuTrace* Certified Quality systems, *NuTrace* Risk Management and *NuTrace* Tracking & Tracing in accordance with the Global Food Safety Initiative, which was developed by CIES (an international food business forum established by leading retailers). The four *NuTrace* components support every product of Nutreco — food, feed and ingredients — and provide the basis for customer confidence. Nutreco will then build on that quality foundation to provide customised products meeting the specific needs of individual market segments.

Tracking and tracing remains a core component and it must be accurate and rapid. The *NuTrace* Tracking & Tracing information system makes it possible to track the origins of food products and find the details of every input from breeding and feeding through to processing. It also enables Nutreco to trace the path of any input through production and processing to delivery.

In addition, should an unpredicted risk be identified, this data warehouse technology will help to minimise the time taken and reduce the scale of any recall. By 1 January 2005, all companies involved in food production in the EU will be obliged to have a tracking and tracing system in place.

NuTrace as a corporate food quality concept will be promoted internally and externally during 2003 and rolled out through all parts of Nutreco Aquaculture and Agriculture.

"When the company works to be ahead of the legislation on the environment I fully support its actions and believe this is motivating for the employees."



José Daniel Orient Sapina, Production Manager, Nanta Madrid, Spain

> *CUK* CHICKENS

Cuk broiler chickens are a development of Sada in Spain to meet a consumer demand for added quality meat from a more welfare-conscious production system. The *Cuk* chickens are from a slow growing breed line and they are raised at a lower population density than conventional broilers, expressed as less than 25 kg/m², in line with EU specifications for extensive production. They are raised solely on vegetarian feed free of growth promoters, antibiotics and coccidiostats. Sada defines the specifications for *Cuk* chickens and an external auditing company, SGS, audits suppliers annually.


Cuk®

animal welfare

Animal welfare is both a focus area in its own right and an important part of the Aquaculture and Society initiative and the food quality programme. This aspect of the animal protein value chain has been part of Nutreco thinking for some years and was specified as a fundamental principle in the Credo — "Nutreco will work continuously to improve animal welfare and will encourage suppliers and customers to do likewise". In 2002 Nutreco began a process to implement a detailed company-wide set of values.

The attention to animal welfare is also reflected in the Nutreco Advisory Board on Sustainable Development. Professor Donald Broom is the Professor of Animal Welfare at the Department of Clinical Veterinary Medicine, Cambridge University (UK). Cambridge was the first university in the world to appoint a Professor of Animal Welfare.

Professor Broom spoke on the topic of 'Fish Welfare and the Public Perception of Farmed Fish' at *AquaVision 1998*, where he commented, "Many people change their eating habits because of concern about animal welfare. In many countries, after concern about human health, animal welfare is the most important factor affecting food choice." He is now working with the Nutreco Agriculture Business Stream to develop a focus on animal housing, transport and treatment at processing plants, initially for pigs.





“As people become more aware of aquaculture as a form of farming they become more interested in how well the animals in our care are treated. Nutreco has a strong background in animal welfare and husbandry and I hope and trust it has the moral will and the expertise to support the aquaculture business in enhancing welfare standards globally.”

Ian Michie, Technical Account Manager, Marine Harvest Scotland

Following the initiation of the animal welfare programme, in autumn 2002, animal welfare aspects of Nutreco Agriculture business developments and research projects were reviewed. Some examples are given here.

Com4 housing system

The Com4 housing system is a joint project of Nutreco Swine Research Centre and Nutreco companies Hendrix UTD and Hendrix Meat Group. Com4 balances attention to environment, animal welfare including health, and working conditions for staff. The air in the living and working environment is healthy for the pigs because of full control of air temperature and humidity together with disinfection of the air. Small-scale trials have shown good technical results. A new Com4 unit for 600 pigs will be built at the Nutreco Swine Research Centre.

Canadian bedding system

Hendrix UTD, a Nutreco feed company in the Benelux countries, provides knowledge and solutions on feed and farm management, chain management, product marketing, and project organisation to a project developing the Canadian bedding system for pigs. This is a sustainable housing system with benefits for welfare and the environment. Pigs are housed in groups (12–20 animals). The bedding layer of about 200 mm and the relatively large surface per pig allow for natural behaviour, improving animal welfare. There is a further benefit as the manure is mixed with the bedding material and sold off as compost.

The system is being used on two farms in the southern Netherlands and technical results are comparable to those of conventional systems. The farmers are aiming for a closed chain and the meat might be marketed as a regional product.

Welfare inspection in processing plants

Hendrix Meat Group is establishing clear procedures that define the tasks and responsibilities for people at various levels in its meat processing plants. This new structure gives welfare a high priority. Also, Welfare Co-ordinators from the processing plants will now follow the 'Animal Welfare Officer' course provided by Bristol University in the UK and recommended by Tesco, the leading UK supermarket.

Organic production

Nutreco organic production protocols incorporate strong and widely accepted benefits for animal welfare.

In 2002 Pingo Poultry began a project to set up an organic broiler chain. It is a closed Nutreco food production chain. The chickens are kept at a far lower stocking density, with at least 4 m^2/bird free range space, than in conventional units and are fed with Nutreco (Reudink) organic feed. The farmers in the scheme are supported by Nutreco advisers, and the broilers are slaughtered according to Nutreco specifications. All farms are based in the Ardennes, Belgium.



The broilers are primarily marketed in the Netherlands. The size of production is closely linked to demand; currently 32 farms are in the scheme and growth is foreseen in 2003.

A project at the Nutreco Poultry Research Centre selected the optimum breed for the Pingo Poultry organic broiler concept.

Nutreco is participating in a joint project with the University of Ghent in Belgium to investigate health and food safety aspects of organic chicken production. The project, which will run from 2003 to 2005, is supported by the Flemish Regional Government. Comparisons will be made between conventional production and these organic farms.

Several Nutreco companies are participating in a joint project to develop an organic pork chain with the Dutch Research Institute for Animal Husbandry (Organic Research Centre Raalte). For 2003 experiments are planned at Raalte to balance choices for genetics, feed and feed management, and farm management. Special attention is paid to the process of weaning for the piglets, as this is one of the most stressful events in the pig's life. All knowledge will be integrated in a Nutreco Organic Handbook, which will be used to support farmers in making choices that are the best both for the animals and farmer.

Marine Harvest Scotland was awarded the prestigious 'Alastair Mews Award' for animal welfare from the British Royal Society for the Prevention of Cruelty to Animals (RSPCA) in October 2002. The award, presented under the RSPCA Freedom Food scheme, recognises the introduction by Marine Harvest of a unique stunning system that significantly improves the welfare conditions of salmon at slaughter.

Marine Harvest Scotland was also praised for backing the system with training for employees, focussing on operational and welfare issues.

The mechanised percussive stunning slaughter system was developed by Marine Harvest and implemented in partnership with Sea Food Innovations Ltd. Marine Harvest Scotland now uses the system in most of its farms.

Freedom Food is the RSPCA's farm assurance and food labelling scheme. Introduced in 1994, it sets down welfare standards for farms, hauliers and abattoirs.


Co-operative Group

Graeme Dear (right) receiving the cheque

Preparing the review of current projects enabled Nutreco Agriculture to identify gaps. The Business will begin addressing these through R&D and by implementing improved practices, starting in 2003.

In 2002 Nutreco Aquaculture submitted information via the Dutch authorities as a means of participating in the Council of Europe Development of Recommendations on the Welfare of Farmed Fish. Marine Harvest Scotland prepared a report on withholding feed from salmon before slaughter. This was adopted by the producer group Scottish Quality Salmon, of which MHS is a member, and it recommends a reduction of the acceptable fasting period from seven days to three. The three-day period balances food hygiene requirements with fish welfare.

> GENETIC MODIFICATION

Nutreco is not involved in transgenic breeding programmes for fish, poultry or pigs and has no plans to introduce transgenic techniques or any other form of gene modification. It uses advanced genetic identification methods combined with traditional breeding technology in family-based breeding programmes to speed the progress that can be achieved through conventional breeding methods.

All Nutreco animal and fish feed businesses offer non-GMO feeds, certified where applicable as defined, for example, by national standards and the European Commission. In Europe and Chile, all Nutreco fish feed is now non-GMO.

Nutreco in all instances abides by all legal requirements concerning materials used or processed and abides by all labelling requirements of regions and individual governments.



“Animal cruelty is not acceptable. It is important to prevent any misdoings in our activities. But we should not forget that to produce a good piece or reasonably priced meat we have to kill animals being held in captivity. Effective communication could help the public to understand better what is happening from farm to fork. Having a strong production platform, Nutreco could take the lead and be distinguished as a food company that cares.”

Raf Beeren, Manager Hypor International, the Netherlands

> NATURAL PIGMENTS FOR EGGS

In response to an increasing interest in natural pigments for layer feed, to give colour to the egg yolks, the Poultry Research Centre in Spain is investigating pigments from flowers and fruits. Trials have tested the extent to which the pigmentation is transferred and the optimum combinations, for cost and efficacy, to meet the egg yolk colour preferences of different markets.

> ANIMAL TESTING

Nutreco does not employ animal testing procedures other than trials used in developing improved breeds, feeds and husbandry practices.

investment in the community

Investment by a commercial enterprise in the communities where it operates is more than the creation of employment to generate products and profit. It concerns putting something back into local communities — as a member of the community — and this can include taxes, product and financial donations, and providing skills and expertise to the benefit of the community. To date this aspect of corporate existence in Nutreco has been in the hands of local management, to meet local needs and for local reasons. In 2003 Nutreco will establish a policy and guidelines for social and cultural contributions to achieve consistent standards and to establish participation in the community as a Nutreco characteristic.



"At present, the contribution of our business to the life of the local community is minimal. Important changes are taking place in our company's labour sector, which will require actions from our end, in particular from the Human Resources Department. Our employees increasingly are immigrants and, as a result, there is a need for 'social assistance' resources from our end, which, so far, are not being developed.

"Working with local authorities on programmes that would benefit our employees should be a pending issue in our diaries."

Eulalia Capilla Azpilicueta, Controller, Grupo Sada, Toledo, Spain

Nutreco companies can invest in their communities in several ways and for many reasons. The policy and guidelines will indicate corporate objectives and preferences. Projects that match sufficient of these criteria may be eligible for additional support from corporate resources.

The relevant paragraph of the Nutreco Credo states:

Nutreco believes that the presence of any Nutreco business or operating company should benefit the community in which it is located. Benefit is provided by its contribution to the local economy, through employment and purchasing, and by using its knowledge to the advantage of that community.

Community investment by companies can be in the form of cash funding, as product donations, as a source of volunteers and as a source of expertise, for example many senior employees of Nutreco serve as advisers on the boards of smaller companies and research organisations.

Projects undertaken purely for public relations and promotional purposes do not fit within this aspect of company activities.

Nutreco investment in the community includes support for education, sports, arts, wildlife and both nearby and distant charities. In 2002 reported contributions totalled more than €1,374,000. Just over €500,000 of this was donated to support local events and community activities. Typical examples range from subsidies towards the production of children's safety training materials, donations to the


WORLD SUMMIT ON SUSTAINABLE DEVELOPMENT
JOHANNESBURG 2002

> NUTRECO PARTICIPATION IN EARTH SUMMIT ON SUSTAINABILITY

As a member of the World Council for Sustainable Development, Nutreco was invited to join in the United Nations World Summit on Sustainable Development in Johannesburg in South Africa. Key themes were poverty, economic growth and environmental stewardship.

Children in Need charity action and cancer organisations, to the gift of prizes for local events such as sheepdog trials. In the Netherlands, Nutreco Corporate reflected its South American links by providing support for a Latin American festival in its home town of Amersfoort.

Marine Harvest Chile funds local music festival

For the past 13 years Marine Harvest Chile has helped sponsor the Frutillar Music Week in Chile's Region X where the company is most active. The classical music event hosts performances by bands, choirs and orchestras. Other donations by Marine Harvest Chile to the local community include a gift of salmon to Hogar de Cristo, a major charitable institution in Chile. Marine Harvest was the main donor among salmon companies, providing 50% of the total. Also in 2002, Marine Harvest Chile reached an agreement to be the principal sponsor of the Puerto Montt sports club in 2003 as a means of giving back to the community and supporting local sports. This is the first time a salmon company has sponsored a football team. The business has continued to sponsor Club Estrella Blanca, which is a football team for children in Puerto Montt.



Mistaken criticism resolved

At the end of August 2002 Milieudefensie made a public accusation concerning Nutreco and its activities in Chile. Nutreco's subsidiary for salmon aquaculture, Marine Harvest Chile, was said not to observe adequately union rights, laws on minimum wages, environmental regulations and fisheries statutes. Milieudefensie then put in a formal complaint to both the Chilean and the Dutch (via the Nationaal Contact Punt) authorities because Milieudefensie was of the opinion that Nutreco did not conform to the OECD Guidelines for Multinational Companies.

At the time Nutreco reacted with surprise to the accusations. Marine Harvest Chile complies with employment, environmental and fisheries laws and regulations. This was emphasised, for example, when the accusations with regard to the alleged non-compliance of union rights and the law on minimum wages were refuted by signed declarations from the Chilean Ministry of Employment. Nutreco was further surprised that Milieudefensie made these public accusations against Nutreco in August 2002 when for a year the two sides had been in extensive discussions about Chile and Nutreco's efforts towards increasing the sustainability of aquaculture. It seemed this had not been a constructive dialogue.

In the following months the contact between Nutreco and Milieudefensie was renewed. Various issues on both sides were well explored and evaluated. This led to a shared view on the potential for constructive consultations to take place.

Statements on the resolution of this matter from Nutreco and Milieudefensie can be viewed on the web site **www.nutreco.com**



> WASTE MANAGEMENT IN POLAND

In 2002 Trouw Nutrition Polska implemented a waste management programme aimed at increasing recycling and minimising waste to the environment. While such programmes are commonplace in the EU they are currently unusual in the eastern European countries. This implementation is an achievement and demonstrates Trouw Nutrition Polska as a pioneer. All waste, including non-hazardous and potentially hazardous organic production waste, paper and cardboard, metals and plastics, laboratory chemicals, oils and products containing oils, is removed from site by approved companies. Particular attention was given to correct storage and record keeping.





"Health, safety and environment have been seen too much as an obligation — to meet the relevant legislation — but fortunately that is beginning to change with the recognition that healthy people in a safe environment will work better and we all can benefit."

Hans Smelt, HSEQ Manager, Hendrix UTD, the Netherlands

Marine Harvest Scotland encourages Scottish heritage

For the past 14 years Marine Harvest Scotland has been a significant sponsor of the Scottish game known as shinty. Shinty is a twelve-a-side game resembling hockey, played with curved sticks and taller goalposts. The Marine Harvest name is associated with the leagues and inter-district championship. At the end of the 2001–2002 season a series of 'Marine Harvest awards' were presented to leading clubs and players. During the event Marine Harvest Scotland personnel raised money through a variety of activities in aid of MacMillan Nurses, a charity that provides nursing care.

The company has now confirmed a further four-year extension of its contract with the Camanachd Association (the sport's ruling body) as from season 2002–3, with a 27% increase in sponsorship funds.



Education in Chile

Trouw Chile and Marine Harvest Chile offer support for continuing education. For various reasons, often economic, many operators have not completed their secondary education; in some cases even their primary education is incomplete. The Nutreco companies have provided several hundred of these people with the facilities to complete their schooling. By the end of 2002, a total of 360 employees had graduated. The target is for all employees to have graduated from secondary school. This will be an unusually high education level for any production company in Chile. Several employees are now being supported in further education.

Grants are also available to support the education of employees' children, in addition to the usual child support bonuses.

> HEBRIDEAN BOTTLENOSE DOLPHINS

Marine Harvest Scotland is helping to support a specialist team studying the Hebridean Bottlenose Dolphin. The team is based on the Hebridean island of Islay, off the west coast of Scotland. In addition to research, the team is active in educational projects, visiting primary schools throughout the Western Isles.

Dolphins and whales in this area are largely unstudied. The team is surveying the dolphins and using information collated from the records of fishermen, ferrymen and enthusiasts. As well as tracking the dolphin movements, oceanographic data is being gathered together with information on fish stocks and tidal movements. Other sponsors include WWF.



Orphanage in Peru

At Skretting in Norway, both the company and its employees are supporting the construction of an SOS Village for orphans in Peru. Contributions include the funds that would have been used by the company to buy Christmas presents for all employees. The village will open in December 2003 and two members of staff will attend the opening.

Horse riding for the handicapped

Hendrix UTD in the Netherlands supported a project for 'Help de gehandicapten in het zadel', which provides horse-riding experiences for handicapped children. As a first step, Hendrix UTD organised and funded an open weekend at the farm of one of its customers. Local people were able to visit the farm and learn something of the way in which

Towards sustainability: Marine Harvest Canada makes strides and faces challenges

For Marine Harvest Canada, 2002 was a year of challenges and many important lessons were learned. At the same time, the business reached several milestones. After two years of investment in planning and development, in February 2002 Marine Harvest Canada became the first salmon farming company in Canada to have an ISO 14001 registered Environment Programme.

At Saltspring farm, Marine Harvest Canada completed the first phase of a research project to test a closed containment technology. Using this closed containment technology to raise a class of salmon to harvest stage was a world first.

In 2002 Marine Harvest Canada was audited by Ethic Scan, Canada's premier corporate watchdog. Ethic Scan keeps ethical records of more than 1,000 of Canada's top companies and corporations. Though wary at first, Marine Harvest Canada agreed to collaborate fully and found it to be a valuable learning experience.

Later in the year, Marine Harvest Canada was profiled by Five Winds as one of ten model companies in terms of corporate social responsibility. Five Winds is an international consultancy concerned with environmental and social responsibility issues. The exercise proved beneficial, enabling Marine Harvest Canada to understand how it is seen by others, to identify the drivers of its success and the lessons that could be shared with other companies. Key advantages for Marine Harvest Canada were identified as its approach and, most importantly, the people. This is particularly important in terms of relationships with the native communities of First Nation. Marine Harvest Canada is unique in that seven of its 16 farms are operated in conjunction with First Nations communities.

Probably the most important lesson in 2002 was the importance of pro-active communication. The salmon farming businesses in British Columbia assessed the adequacy of their investment in providing the public with the facts about salmon farming. Under-performance would leave the way open for negative misinformation about salmon farming. In Canada public approval for salmon farming has dropped significantly. If salmon farmers are to keep their 'licence to operate', Marine Harvest Canada and others have much hard work ahead to give the public the facts about how they operate their farms and how the industry has evolved and improved.

Marine Harvest Canada established a Communications Team and has taken an active role in working together with authorities, scientists, the NGO community and the media. It is key that the facts about salmon farming are given accurately to the public.



it operates. The visitors made contributions that were donated to nearby stables with facilities for handicapped riders. Hendrix UTD also donated feed for horses at the stables. The stables were able to use the money saved on feed together with the money raised at the open weekend to buy special equipment and extend their handicapped riding activities.





For Marine Harvest Canada, 2002 was also a year in which to celebrate an important milestone with Klemtu, where three of its farms are located. Far north on the central coast of British Columbia, Klemtu is a small community of 480 people and is the traditional home of the Kitasoo/Xaixais people from First Nation. After many years of anticipation, the Kitasoo/Xaixais were able to build a traditional Long House. This is an important step towards reclaiming and sustaining their traditional culture and lifestyle. Marine Harvest Canada was pleased to be able to play a small part in supporting the Kitasoo/Xaixais people who made this happen.

THE ENVIRONMENT PROGRAMME

Like fishing and farming, salmon farming carries risks and has impacts on the environment. In fishing, concerns include by-catch, over-fishing and impacts of gear and technology on the ocean floor and eco-system. In fish farming, the risks are different. Some of the main issues are:

1) stock management and preventing the escape and loss of salmon in the ocean,

2) efficient feed management and minimising habitat impacts beneath the salmon pens, and

3) fish health management and disease prevention. In particular, salmon farms must be well located, well anchored and constructed, and well managed such that wild salmon populations are not harmed.

It is the responsibility of salmon farmers to minimise the risks and impacts, and to ensure there is no permanent harm to the environment. The goal of Marine Harvest Canada is to operate in a manner that is both responsible and more sustainable.

case study: hendrix meat group


HENDRIX

The Hendrix Meat Group Business Unit of Nutreco comprises six meat-processing plants based in the Netherlands. It employs around 1,100 people and supplies processed pig products in the Netherlands and to several export markets such as the UK and Italy. Hendrix Meat Group sets high standards in its products and for its social and environmental performance and pursues a course of continuous improvement in all these aspects.

THE BUSINESS UNIT

The six plants of Hendrix Meat Group (HMG) are divided into two groups. Three are occupied with slaughter and primary processing. The other three are 'case-ready' further processing plants that supply around 550 supermarkets in the Netherlands with packaged products, priced and labelled, ready-to-go on the shelves.



The farms supplying pigs to HMG are mainly in the Netherlands. They are all known and work with specified breeds to specific animal husbandry protocols, to meet the needs of the various market segments described later. The farms also provide traceability information.

The three primary processing plants, in Druten, Meppel and Emmen, between them handle thousands of pigs a week. One plant is virtually dedicated to meeting the very specific requirements of the UK bacon trade. Another important export range is specially prepared hams for further processing in Italy. Being able to prepare hams to this stage in the Netherlands means it is not necessary to export the live animals. The third plant is dedicated to supplying the Dutch retail channel.

A small proportion of beef processing is also carried out for one retail chain. This is purchased in line with product specifications from the customer and complies fully with the traceability requirements of the EU Beff labelling regulations.

Products for domestic sales are usually further processed in the case-ready plants in Beilen, Hoogeveen and Someren. They include some specialist ranges such as GreenlineTN, where the feeds used are based on premixes produced by Nutreco Business Group Trouw Nutrition International and use a unique combination of natural products to replace antibiotic growth promoters. There is also a 'Welfare' product line, where the pigs are raised according to a specific protocol that requires them to be kept in groups and prohibits castration. A small production stream supplies organic products. It was established in response to customer demand and involves long-term, fixed-price contracts with the farmers.

It is an objective of HMG to be proactive in reducing the impact of its activities on the environment and to work with local and national regulatory bodies to achieve this.

This is illustrated in a long-term co-operation with local government in Emmen.

"In the Netherlands every company must have an environmental licence from the local government. Usually these contain a series of environmental specifications. We also, now, have the possibility of providing a permit that operates at a higher level, giving only the mutually agreed principles of environmental performance. It requires trust and confidence in the company and HMG Emmen is one of the first companies to have such a permit," explains Gerrit Koller, Co-ordinator of Environmental Licences for Emmen. "We are learning about this new way of working together."

"Each year we meet to discuss their environmental year plan. This details performance in the past year and their intentions for the years ahead, which must be approved by the council. Audit visits can be made during the year to monitor performance and verify that agreed actions are progressing."

Using wastewater productively

Wastewater from washing of surfaces and equipment in the HMG Emmen plant is now being used by neighbouring industrial companies, on the Emmtec industrial park, to improve the treatment of effluent. The organic content of the wastewater from the HMG Emmen plant is ideal for maintaining a stable bacterial population in the biological treatment plant that processes the inorganic contents of wastewater from companies on the industry park.

The results are that the HMG plant no longer uses water treatment chemicals and is saving costs. Furthermore, the industry park has a more effective biological treatment system and also no longer requires chemicals for water treatment. The environment benefits from a productive use of wastewater and the reduction in chemical consumption.

The three case-ready plants receive orders from the supermarkets electronically and will have the ready-packed products delivered to each retail outlet within 24h.

As part of the total quality management approach of HMG, all three primary processing plants have ISO 14001 environmental certification. In 2002 the case-ready plants prepared for ISO 14001 certification, which they will apply for in 2003. HACCP certification was obtained in five plants in 2002; the sixth certificate was awarded at the beginning of 2003.

IMPROVING ENVIRONMENTAL PERFORMANCE

HMG has instigated a structured process of continuous improvement, running in annual phases and using the disciplines of ISO 14001 and HACCP. Each year HMG develops an Environment Action Plan (Milieu Actie Plan) with objectives to be completed within the year. The Plan uses local and national legislation: it is part of an action on environmental performance agreed with the Government (Integrale Milieu Taakstelling). At the end of the year, progress is audited and is embodied in the ISO 14001 process.

During 2002 the annual improvement programme was extended to cover health and safety and this will come into effect in 2003.

In the drive for continuous improvement, opportunities are identified and acted on, often in anticipation of future legislation and potential problems. This structured approach provides a pragmatic means of progressing towards greater sustainability, with attention being given to employees, the community and the environment, as well as to profit. The following example projects illustrate the approach.

In 2001–2 HMG implemented several projects that are yielding environmental and commercial benefits.

Cutting gas consumption

At the Meppel plant, using advice from Siemens, heat coming from the hair-singeing stage of the process is used to supplement water heating rather than venting to atmosphere. The heated water is used in the plant and has resulted in a reduction of 20% in gas consumption. The project was fully implemented in November 2002 and the concept will be applied in other HMG plants.



Reducing waste
Two projects in 2001–2 have succeeded in reducing the waste from the three primary processing plants.

Farmers supplying HMG have been provided with information showing that feeding the pigs up to the point of despatch can be counter-productive, provided their feeding and transport arrangements conform to the Dutch animal welfare regulations. To illustrate the point, at each plant the intestines of slaughtered animals were weighed and the figures given to the farmers. Not feeding the pigs just prior to despatch from the farms means they do not travel with a full stomach, which is more comfortable for the pigs. It reduces the manure produced during transport and at the processing plant. In turn this reduces costs and potential contamination hazards. Also, the farmers can save in feed costs and consumption of raw materials. In 2002 it was shown that an average weight reduction of 1 kg per intestine is practical. If this saving can be made in every pig delivered, the total reduction in waste from HMG would be tens of tonnes a week.

Changes in food regulations over the past few years mean that much of what was treated as saleable by-product from the slaughter plants is now treated as waste that has to be processed. Some of the waste is classified as specified risk material (SRM). Working together with Nutreco Business Unit Pingo Poultry, HMG has developed improved processing methods and techniques for processing the waste. The result in 2002 is a reduction in SRM of more than 25% per animal. The waste that is no longer SRM is now low risk material (LRM). At the same time, what was LRM has been reduced, which means there has been an overall reduction in waste of tens of tonnes a week.

Reducing resource consumption on farms
In 2002 HMG, together with the Nutreco animal feed company Hendrix UTD, began a pilot scheme with a small group of farmers. The objective was reducing electricity, gas and water consumption on the farm, without lowering any standards concerning food safety, hygiene or animal welfare.

The farmers have access to a dedicated web site into which they can enter consumption details. Averages and best performers' figures can be viewed, anonymously. This shows the farmers how efficiently they are using these resources and gives an indication of what can be achieved. To date, the results have shown significant differences. In 2003, HMG will work with selected farmers to improve their performances. If the scheme is successful it may be extended to further pig suppliers.

There is no direct benefit to HMG in this project but, as a major presence in the value chain, HMG believes it should contribute to improving environmental performance throughout the chain.



"The Hendrix Meat Group has an ambition to achieve continuous improvement in both its environmental and social performances. Every year we set up programmes to obtain further reductions in energy consumption or to improve environmental aspects and we try to help other chain members to do likewise; in a sustainable manner. We also have a programme aimed specifically at reducing absenteeism, with a special focus on repetitive strain injuries, which are a characteristic of the processing industries."

Hans Roelofs, Managing Director,
Business Group Agri Food NW Europe.

EMPLOYEE RELATIONSHIPS

HMG employs around 1,100 people. This is unusual in the meat processing industry in the Netherlands where many plants use a high proportion of contract labour. The intention of HMG is to take people into employment with a long-term view and train them to high quality standards, at the same time providing them with worthwhile jobs in which they can take pride.

Success is demonstrated by good staff retention times and low absenteeism.

The HMG plant in Druten, producing bacon for the UK, has the lowest staff turnover. At the end of 2002 70% of employees had been with the plant for more than 12.5 years.

Reducing absenteeism
In 2002, as a result of the positive approach of HMG to its employees and their welfare, the absenteeism rate was down to 7%, lower than many office-based sectors. Work in the meat processing industry is arduous and, for food hygiene reasons, is carried out in cold, wet and noisy conditions. Also, it should be noted that any employees with skin cut or abrasion injuries, not uncommon in meat plants, must stay out of the plant until the wound is healed, thus prolonging their absence.

For some years now HMG has followed a procedure of maintaining contact with employees on sick leave, both by management and by colleagues. On return to work, the employee is brought in initially half-time on light duties. This procedure, already well established in HMG, became a legal obligation in the Netherlands in April 2002.



Animal welfare

HMG requires all people working with live animals, including hauliers who have contracts to carry the pigs from the farms to the plants, to undertake training in animal welfare. The training courses were developed by HMG together with the Dutch meat-trade training institute Slagers Vak Opleiding. Training covers the relevant requirements of Dutch animal welfare regulations and includes loading and unloading of vehicles, driving techniques and duration, and handling of pigs at reception in the processing plant.

Job satisfaction
HMG makes positive efforts to raise the potential for job satisfaction among employees. The workforce is a combination of semi-skilled employees and employees highly skilled as butchers. Extensive training is provided, for example, in work skills, hygiene and HACCP processes. Group meetings are held in each plant to enable employees to participate in the organisation of their work. This has led, for instance, to implementation of group working, with rotation of tasks to alleviate repetitive tasks and avoid associated injuries. Each working team is kept up-to-date with its performance, for example with figures on yields per day.

All plants have active social clubs and provide support for local sports activities such as football and volleyball teams. For Emmen, the local football team is in the first division. The plant takes a season booking of a block of seats, which are then allocated to employees at a reduced cost. Attending the matches as a group from the plant helps to reinforce the team spirit.

Better working conditions
Together with an Occupational Health Service, HMG has undertaken ergonomic studies to improve working conditions in the plants, for example by introducing adjustable height tables. The expansion of HMG from three to six plants occurred in mid-2001 so that integration of activities continued well into 2002. Part of this process was the benchmarking of best working practices from all plants and implementation of these throughout the Business Unit. In the continuous improvement approach of HMG, all employees are made aware of the risks related to their work and how to manage them. Everyone is provided with appropriate equipment and tools to work safely but in 2003 this will be reinforced with improved instructions in the use of machines and installed equipment.



performance indicators

In the first Nutreco Social & Environmental Report, on the year 2000, a range of performance indicators were reported on. The range was slightly extended in 2001. Through the consultation with stakeholders and external advisers conducted during 2002, the indicators most relevant to the concerns of society and environmental impact of Nutreco were identified and, where possible, are reported in this chapter. Where no indicator was readily available, new ones are being identified and developed through the four key focus areas. The selected indicators include a majority of those reported in the earlier years and some new ones. Where possible and informative, comparisons are made with the figures of previous years and to external benchmarks.

Performance is reported according to the priorities laid down in the Nutreco Credo, with reference to GRI guidelines and commonly accepted social and environmental parameters. The social information, such as employee numbers, is based on survey forms that were completed by 116 Nutreco operating entities. The environmental data, such as water and power consumption, are based on the 95 feed and food production and processing plants of Nutreco, together with the five research centres. The Business Group Trout and Marine Species was classed as a Business Unit in 2001. In this report, it is included in some charts and tables as if it were still a Business Unit for ease of comparison and to ensure all locations are represented. Where a percentage of companies is indicated it is based on a total of 116, unless stated otherwise.

Performance in comparison with targets set in the 2001 report is noted together with the relevant data and collected together at the end of the chapter.

DHV statement

DHV assisted Nutreco with gathering, analysing and presenting the quantitative data on people and planet subjects for *Nutreco's Social & Environmental Report 2002*.

DHV analysed all quantitative data for credibility and completeness. Further enquiries were made when information seemed incorrect or incomplete. Data have also been compared with that of previous years to check on correctness. The veracity of data has not been subject to verification.

All companies that received a questionnaire returned it completed with the information requested – 116 questionnaires were received. Most issues scored a 100% completeness. Other issues scored between 90 and 100% completeness.

ANALYSIS OF QUESTIONNAIRES

DHV tried to present all data in a way that best shows how the businesses within Nutreco performed on different issues. The data are presented on Nutreco corporate level, on Business Group or Business Unit level or by country. When possible data were benchmarked against data from previous enquiries, especially the results out of Nutreco's Social & Environmental Reports of 2000 and 2001.

GRI

The questionnaire that was used for collecting data was prepared by using the Global Reporting Initiative's (GRI) 2002 *Sustainability Reporting Guidelines*. Indicators have been integrated into the questionnaire as far as relevant for Nutreco's activities.

BENCHMARKS

Where possible, DHV collected relevant benchmarks to put the results into perspective.

DHV used publicly available information for benchmarks, such as the Global Human Capital Survey Report 2002/3 by PriceWaterhouseCoopers. On every issue or subject, DHV has made a choice between the use of one of the following types of comparison for putting Nutreco results into perspective:

- Internal benchmarking (against earlier years or set targets)
- Benchmarking against comparable companies (sector)
- Benchmarking against the 'best-in class'
- Benchmarking against indicators from national and international sources

Criteria for the use of benchmarks were Meaningfulness and Availability. For social performance several benchmarks meeting these criteria were found. For environmental performance only a few such benchmarks were available. Because many businesses within Nutreco are hardly comparable with any external businesses, it is difficult to find external benchmarks. Some businesses in Nutreco use benchmarks to improve performance but it would be going too far in this report to mention these figures. Where no meaningful benchmarks were found, other figures are given, if possible, to put Nutreco's performance into perspective.

employees

NUMBERS

The number of employees at the end of 2002 was 13,442, compared with 12,934 in 2001 and 10,990 in 2000. The small increase is the net result of rationalisation, for example in processing in Norway, and acquisitions, for example in Chile (Chisal), plus slight growth in some businesses. Also, in 2002 the method of recording was standardised as the number of people in employment on 31 December, rather than the average through the year. Turnover in personnel was 14.9% inflow and 10.3% outflow. Two per cent of personnel moved within Nutreco. For comparison, the PriceWaterhouseCoopers report *Global Human Capital Survey 2002/3*, gives a figure of 15% inflow and outflow for the 'Products' industry group.

Just under a tenth (9.9%) of the employees have short-term contracts. For comparison, 13% of employees in the EU are on short-term contracts.

The distribution of employees in three broad categories is as follows: 73% production, 10% middle & senior management, 17% other staff. The proportion of male and female employees is shown in the four charts.

> DISTRIBUTION TOTAL EMPLOYEES


Female
28%
72%
Male

> DISTRIBUTION PRODUCTION EMPLOYEES


Female
26%
74%
Male

> MIDDLE & SENIOR MANAGEMENT


Female
17%
83%
Male

> OTHER WHITE COLLAR EMPLOYEES


Female
40%
60%
Male

Gender proportions in the main countries of Nutreco are:

Country	% female in production	% female in staff and management	Benchmark: women in management*
Belgium	54.1	33.5	Not available
Chile	23.4	22.4	19
Norway	27	29.1	31
The Netherlands	26.4	30	17
Spain	29.2	33.6	12
UK	11.9	26.7	33

* The World's Women 2000: Trends and Statistics, United Nations (figures from 1985–97)

AGE, EDUCATION AND DURATION OF EMPLOYMENT

The average age of Nutreco employees was 35.8 years. For men it was 36.4 and for women 34.5. The greatest deviations were in Skretting in the UK and Ireland, with 43.3 for men and 35.6 for women, and in Marine Harvest Chile, with 27.4 for men and 30.6 for women. The PriceWaterhouseCoopers *Global Human Capital Survey 2002/3* reports an average of 37 for employees in the 'Products' industry group.

The youngest employee in Nutreco is 16 years of age. The Nutreco Code of Ethical Conduct states "The minimum age for admission to employment or work shall not be less than the age of completion of compulsory schooling as set by national law and, in any case, shall not be less than 15 years."

As in 2001, 13% of employees (1,739) have a degree — Bachelors, Masters or Doctorate, or equivalent.

The average duration of employment in Nutreco, as measured at the end of 2002, was 8.1 years (7.5 in 2001). The longest was in Nanta in Spain, at 14 years, and the shortest was in Marine Harvest Americas, covering activities in Canada, Chile and the US, at just over three years. This is because a significant proportion of the employees have joined in the past few years, either through acquisition or recruitment. PriceWaterhouseCoopers quote 10 years as the average in the 'Products' industry group in *Global Human Capital Survey 2002/3*.

LANGUAGES SPOKEN IN NUTRECO

The common language used in Nutreco is English. The most frequently spoken language at national level is Spanish, spoken by 45% of employees (Spain and Chile). Proportions for languages spoken in Nutreco are shown in chart below.

> LANGUAGE DISTRIBUTION


Other
7%
Norwegian
8%
Dutch
27%
English
13%
Spanish
45%

SALARIES AND EMPLOYMENT CONDITIONS

> SALARIES/GNP RATIOS BY COUNTRY


2002
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.0
1.4
1.5
1.4
1.1
1.3
1.8
1.7
1.3
1.3
2.5
1.9
5.0
2.2
2.4
1.7
1.4
5.4
1.6
1.9
Belgium
Canada
Chile
France
Ireland
Norway
Spain
The Netherlands
UK
USA
Mexico
Australia
China
Japan
Portugal
Germany
Hungary
Poland
Denmark
Italy

In all countries the ratio of average salary to gross national income (GNI) *per capita* is above 1. Information on GNI per capita comes from the World Bank's World Development Indicators Database. In those countries where it is significantly above 1, this reflects a relatively low GNI *per capita* and/or a high proportion of senior staff. In all countries all Nutreco employees earn above the legally specified minimum wage.

The average working week in Nutreco was 40.8h. The maximum is Marine Harvest Chile, at 48h. Other businesses working more than 40 hours a week are Skretting Chile, Sipesa Trouw Nutrition in Mexico, Hybrid Turkeys (Euribrid) in Canada and Trouw Nutrition Polska. Due to an error in calculation, an incorrect figure for the average working week was reported for 2001. The correct figure was 40.4h and not 38.8h.

> LTI'S PER MILLION MAN-HOURS PER BUSINESS UNIT


70
60
50
40
30
20
10
0
4
14
31
29
30
19
29
14
5
45
28
46
40
34
3
15
46
61
10
26
12
36
Nutreco Corporate & Research Centres
Skretting UK & Ireland
Skretting Canada
Skretting Norway
Skretting Chile
Trout & Marine Species
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Ireland
Marine Harvest Chile
Marine Harvest Canada
Hendrix Meat Group
Pingo Poultry
Euribrid
Agri Feed Benelux
Nanta
Agrovic Alimentation
Sada/Poultry Spain
Trouw Nutrition Americas
Trouw Nutrition West Europe
Trouw Nutrition Central/East Europe & Asia
NUTRECO TOTAL

There were 35.6 lost-time injuries per million man-hours. This is a reduction in frequency of 23.5% compared with 2001. It more than meets Objective 1 set in the previous report for a reduction of at least 10%. However, the average duration of time lost has increased, from 85.8 to 139.6. As the number of accidents decreases the effect on the average figures of an accident leading to a prolonged absence increases. Three accidents accounted for 1,819 of the lost hours. The total number of lost hours was 124,671 in 2002 (0.5% of hours worked) compared with 98,189 hours in 2001 (0.4% of hours worked). The Business Group with the lowest average lost time was Hendrix Meat Group at 48.2h.

The number of LTIs causing an absence of more than three days is recorded throughout the EU. In this industry sector, the figure in 1998 was 4,492 per 100,000 employees. For Nutreco in 2002 this figure was 4,353.

By the end of 2002, 96 companies had programmes in place to reduce monitor and workplace accidents and 71 companies have set targets for reducing the frequency of accidents. Ninety-three companies now investigate all incidents and 74 have formal procedures for this. This was Objective 2 in the 2001 report.


MANIPULACIÓN DE CARGAS (Guía Técnica)
En general 25 kg 1 85%
Mayor protección 15kg 0,6 95%
Trabajadores entrenados (situaciones aisladas) 40kg 1,6 Datos non disponibles
HOMBRES
Máximo peso para hombres 13 Kg y NUNCA
Por encima de los hombros.
Hasta 25 cm 1
Hasta 50 cm 0,91
Hasta 100 cm 0,87
Hasta 175 cm 0,84
Más de 175 cm 0
Altura de la cabeza 13 kg 7 kg
Altura del hombro 19 kg 11 kg
Altura del codo 25 kg 13 kg
Altura de los nudillos 20 kg 12 kg
Altura de media pierna 14 kg 8 kg

Part of a Health and Safety training presentation on manual handling.

The *Social & Environmental Report 2001* Objective 3 concerned manual handling. The primary objective is to eliminate as soon as reasonably possible the manual handling of weights greater than 25 kg. Because of the initiative there is now a question in the survey on this topic. In 2002 there were 43 companies where handling of weights in excess of 25 kg took place. Thirty-six of these companies have introduced formal initiatives to eliminate the practice, either by reducing weights or through mechanical handling. Forty-four companies in Nutreco are actively encouraging their suppliers to do likewise and 30 production companies include health and safety in supplier assessment. This relates to Objective 4 in the 2001 report.

Objective 5 of the 2001 report was to implement risk identification and evaluation programmes, with respect to occupational health and safety and specifically including assessment of repetitive strain injury (RSI). The objective date is by the end of 2003. In 2002, 17 processing plants (53.1% of processing plants) have established a risk identification and evaluation programme for health and safety and 10 plants (31.3%) have such a programme in development. Of all Nutreco companies, 66 have established a risk identification and evaluation programme for health and safety and 21 companies have such a programme in development. Forty-two companies have established a programme for identifying, monitoring and the prevention of repetitive strain injury and 30 companies have such a programme in development.

The average absenteeism rate in 2002 was 4.75% of man-hours worked. This is a slight increase from the 2001 figure of 4.6% and 2000 figure of 4.5%. Seventy-five companies now have programmes in place aimed at reducing absenteeism. In the Netherlands the current absenteeism rate in the food, beverage and tobacco group is 5.8%.

> ABSENTEEISM PER COUNTRY


2000
2001
2002
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
6.30
8.32
8.30
1.60
1.74
1.50
2.70
2.53
2.50
7.20
7.05
7.20
3.80
4.27
5.50
7.80
8.24
7.00
3.20
3.21
3.40
4.50
4.58
4.70
Belgium
Canada
Chile
Norway
Spain
The Netherlands
UK
NUTRECO TOTAL

The chart below shows developments over the past three years in the number of employees, lost-time injuries and the average of hours lost per injury.

> DEVELOPMENTS SINCE 2000


1998: index=100
2000
2001
2002
300
250
200
150
100
50
0
100
197
232
241
100
110
140
107
100
79
81
132
Employees
LTI per 1,000,000 man-hours
Lost hours per LTI

EMPLOYEE INVOLVEMENT

Union representation in 2002 — 2,923 employees were represented by unions compared with 2,565 in 2001.

> UNION REPRESENTATION IN THE MAIN EMPLOYMENT COUNTRIES FOR NUTRECO



Nutreco
Benchmark
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
31
58
28
12
5
Chile
Norway
Spain
The Netherlands
UK

Collective bargaining agreements in 2002 — 8,678 employees were represented compared with 7,563 in 2001, an increase from 58 to 65%.

The proportion of employees in 2002 represented by a health, safety and environment (HSE) committee and/or a formal works council is shown in the following table. In the 2001 report the works council figure was incorrectly printed as 85. The correct figure of 63 is shown here.

Percentage of employees represented	2000	2001	2002
HSE committee	85	83	88
Works council	60	63	66

Nutreco has a European Information and Consultation Council, in line with EC Directive 94/45/EC, which requires all companies above a certain size and operating in more than one European country to have a means whereby management can inform and consult with employee representatives on matters that affect employees in more than one of those countries. The Council meets twice a year.

STRIKES

During the year there were strikes in Norway, Spain, Portugal and Italy. In total 1,526 working days are lost through these strikes.

In Norway, 40 employees at fish processing plants staged a three-hour strike as part of a union-organised act of protest against government policies. This was a general action and not related to their employment with Nutreco.

During 2002 two Marine Harvest processing plants were closed in Norway, at Hidra and Osen. All employees from Hidra found alternative employment within Marine Harvest but there were protests by the local community.

At Skretting in Italy there were three strikes that were union-led general actions in protest at changes in employment law. In total 39 employees participated, leading to 516.5 lost hours. As in Norway, this concerned a general issue and not relationships with Nutreco.

In Spain and Portugal there was a general strike of one day. The reason was a labour law published by the Spanish Government. Nutreco employees (172) from feed plants in Spain and Portugal participated in the strike. As in Norway this concerned a general issue and not relationships with Nutreco.

There was one exception, at Sada Catalunya. Here two strikes of five days in total took place (253 employees took part). This plant previously was a municipal plant and employees wanted the continuation of some benefits associated with being public employees. The strike was supported by a local union representative. The Labour inspectorate judged the position of Sada to be correct. After the local union organiser had been promoted to a post in the union office in Madrid, the strike actions came to an end.

TRAINING

In 2002, 88% of all Nutreco employees received training.

The average number of hours spent in training in 2002 was 17.5h per employee. In 2001 it was 17.4h and in 2000 it was 15.8h. The PriceWaterhouseCoopers report *Global Human Capital Survey 2002/3*, records the average per employee for the 'Products' industry group as 24h.

> HOURS IN TRAINING PER BUSINESS GROUP



30
25
20
15
10
5
0
22.97
22.06
14.75
12.90
11.18
27.19
13.04
13.75
Skretting Salmon Feed
Trout & Marine Species
Marine Harvest Europe
Marine Harvest Americas
Agri Food NW Europe
Agri Feed NW Europe & Breeding
Agri Ibérica
Trouw Nutrition International

At present the definition of what constitutes training differs between businesses within Nutreco and this probably accounts for the wide variation in hours reported. Steps are being taken to establish a more widely agreed definition.

The total expenditure on reported training in 2002 was €3,171,048 which is €273 per employee that received training.

EMPLOYEE SATISFACTION

Surveys of employee views and satisfaction were conducted in the last three years in Skretting Norway, Marine Harvest Scotland, Marine Harvest France and Marine Harvest Chile for all employees. In Skretting UK and Skretting Ireland, Marine Harvest Norway, Euribrid and Agri Feed Benelux, employee satisfaction studies were conducted for more than 50% of the employees. Surveys were also held in Aquaculture Research Centre, Hendrix Meat Group, Pingo Poultry, Euribrid, Agri Feed Benelux, Nanta, Trouw Nutrition West Europe and Trouw Nutrition Central/East Europe and Asia. In total 45% (6,266) of all Nutreco employees have been subject to a satisfaction study in the past three years.

environment

The environmental performance of all Nutreco sites is subject to inspection and audit as part of the HSEQ audit system described on page 17.

Selected key aspects are also recorded as part of this reporting process.

WATER AND ENERGY

The total water taken in by Nutreco companies as reported in 2002, and excluding Marine Harvest and other fish farming activities was 620,205 m³ (5,075,272 m³ taken in minus 4,455,067 m³ discharged). Eleven percent of the water taken in at these Business Units is recycled or reused within the plant.

> INTAKE FRESHWATER PER TONNE PRODUCTION 2000-2002



2000 2001 2002
12
10
8
6
4
2
0
10.05
8.92
7.27
2.54
1.93
2.95
0.75 0.66 0.74
0.05 0.07 0.04
Compound Feed
Fish Feed
Poultry Processing
Pork Processing

> WATER DISCHARGE PER TONNE 2002



7
6
5
4
3
2
1
0
5.87
2.98
0.57
0.01
Compound Feed
Fish Feed
Poultry Processing
Pork Processing

The production of animal feed requires very little water. Grinding and mixing of ingredients is carried out dry. Some steam is used for heating but this is recycled and the final product is dry. The reason water consumption per tonne is higher for fish feed is because of the extrusion process used.

Water use for housekeeping and industrial purposes, excluding Marine Harvest and other fish farming activities, was 4,134,564 m³. No external benchmarks were found.

The wastewater discharged from housekeeping and industrial purposes in 2002 totalled 5,452,980 m³. Of all wastewater discharged, 97.4% is treated in a wastewater plant on site or by a municipal plant. Forty-one companies have their own wastewater treatment plants, 2.6% of the wastewater discharged is sent untreated to surface water.

Objective 7 in the 2001 report called for the establishment of water consumption efficiency programmes at all Nutreco processing sites. In 2002 five processing sites established such a programme and a further ten have one in development — 47% of processing sites.

The total of energy used in 2002 was 3,490,789 GJ. The figures in the chart differ significantly from those reported in 2000 and 2001 because they are now based on the Global Reporting Initiative conversion factors, which differ from those of the Dutch government used previously. Figures from Marine Harvest for the chart showing energy consumption per tonne are less exact than those for poultry or pork processing as farming activites are included. Also, energy per tonne is influenced by further processing activities, which have increased, resulting in more processing being carried out by Nutreco, rather than by customers.

> ENERGY USE IN MJ PER TONNE PRODUCTION



2000 2001 2002
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
207 160 209
1,035 966 1,114
1,470
1,275
1,092
677 745 779
1,366
878
1,578
Compound Feed
Fish Feed
Poultry Processing
Pork Processing
Salmon Farming & Processing

The use of energy was responsible for the production of roughly 268,647 tonnes of CO_2, equivalent to 20 tonnes per employee. For comparison, in 2000 the world total of CO_2 emission was 23,444 mega tonnes or 3.89 t/per capita.

> CO_2 EMISSIONS PER TYPE OF FUEL USED



Propane
3%
Fuel Oil
10%
Gasoline/Petrol
5%
Crude Oil
1%
Natural Gas
17%
54%
Electricity
10%
Steam

CO_2 emissions per activity	
Compound feed	32.6%
Fish feed	26.0%
Poultry processing	18.0%
Pork processing	6.2%
Salmon farming & processing	10.6%
Others	6.6%
TOTAL	100%

In 2002, 29 companies established an energy efficiency programme and a further 30 have one in development — 62% of companies in total. This relates to Objective 6 of the 2001 report.

WASTE

The total waste produced in 2002 was 352,147 tonnes, of which 6,435 tonnes were reused within the facility and 194,748 tonnes were recycled by third parties. Hazardous waste production was 225 tonnes. Hazardous waste was defined in accordance with the 'Basel convention' (annex II www.unep.ch/basel/index.html) and EURAL.



Waste disposal is classified as third party recycling, composting, incineration, landfill and other.

> WASTE TREATMENT NUTRECO



Other
2%
Reused at own facility
2%
Landfill
14%
Incinerated
16%
55%
Third party recycling
11%
Composted or similar

> TOTAL HAZARDOUS AND OIL WASTE PER BUSINESS UNIT IN TONNES


45
40
35
30
25
20
15
10
5
0
37
25
1
2
13
8
8
10
4
25
5
2
8
1
7
19
0
8
0
40
3
Nutreco Corporate & Research Centres
Skretting UK & Ireland
Skretting Canada
Skretting Norway
Skretting Chile
Trout & Marine Species
Marine Harvest Scotland
Marine Harvest Norway
Marine Harvest Ireland
Marine Harvest Chile
Marine Harvest Canada
Hendrix Meat Group
Pingo Poultry
Euribrid
Agri Feed Benelux
Nanta
Agrovic Alimentation
Sada/Poultry Spain
Trouw Nutrition Americas
Trouw Nutrition West Europe
Trouw Nutrition Central/East Europe & Asia

Tonnage of waste by type and destination	Recycled	Composted or similar	Incinerated	Landfill
Hazardous waste and oil (tonnes)	108	11	44	40
Potentially hazardous waste (tonnes)	5,766	0	13,957	0
Non-hazardous waste (tonnes)	188,874	40,103	45,044	49,112

RECYCLING

A total of 68% of all waste was reused in some way (reused within the facility, third party recycling or composted). With respect to Objective 9, the intention is for continual improvement, aiming towards 100% recycling of these materials.

In 2002, 39 production companies established a waste management programme and a further 31 companies have such a programme in development — 74% of all production companies. This relates to Objective 8 in the 2001 report.

Percentage of waste recycled	2001	2002
Non-hazardous organic/returned products		81%
Production waste (potentially hazardous)	55%	28%
Other organic		55%
Manure		17%
Paper and cardboard	58%	95%
Metals	64%	79%
Plastics	50%	53%
Waste oil and oil containing products		82%
Hazardous waste		22%
Plastic bags retrieved from customers		70%

COMPLAINTS

Seventeen sites received odour complaints, as in 2001. Six of these sites were fish feed sites in the United Kingdom (1), Canada (2), Norway (2) and Australia (1). Five of the 17 sites were poultry processing sites in the Netherlands (4) and Spain (1).

The other complaints were received at two pork processing sites and two feed production sites in the Netherlands, at the salmon farming and processing site Marine Harvest Ireland and at the Aquaculture Research Laboratory in Norway.

Noise complaints were received at nine sites, compared with eight in 2001.

ENVIRONMENTAL ACCIDENTS

Two environmental accidents occurred in 2002.

Marine Harvest Norway (1): 5,000 litres of water containing organic waste leaked into the sea. The first action was to clean the local environment. The accident was reported to the authorities immediately and the consequences appeared to be minimal.

Pingo Poultry in Belgium suffered a breakdown of an aeration pump for the wastewater treatment. As a result water from the biological treatment plant was discharged directly to the surface water.

LITIGATION

In total there were 29 legal actions concerning social, environmental and other aspects.

Fourteen actions were on social aspects. These were mainly internal conflicts.

There were eight legal actions on environmental aspects. Six of these took place at Agri Feed Benelux (three on animal welfare, three on GMOs). The other two legal actions related to environmental hindrance.

There were seven legal actions on other aspects. Most of these concerned product quality. There is a dispute continuing over the ownership and the rights to use local lakes by Marine Harvest Ireland. This case is still pending.

LICENCES

No required licences are missing.

FORMAL NOTICES

No major formal notices were received. Eleven formal notices were received for minor non-compliances, such as a request to modify the environmental licence or in relation to odour complaints. In each case, prompt and appropriate action was taken to rectify the situation.

REPORTING

Nutreco is committed to reporting on its social and environmental performance on an annual basis. This publication is the third Nutreco Social & Environmental Report. Nutreco is also practising its declared approach of openness and transparency through the Nutreco web site, www.nutreco.com, and the web sites of many Nutreco businesses.



A small number of Nutreco businesses and operating companies now prepare their own individual annual environmental and/or social reports. In some cases these are required by regulatory authorities or as part of a certification such as ISO 14001. A larger proportion have written plans in which environmental and social goals are set.

The following table shows reporting as a percentage of the 116 Nutreco entities. Nine of the environmental reports and seven of the social reports are publicly available.

Reports from Nutreco companies	2001	2002
Environmental report	18%	20%
Written environmental goals	33%	31%
Social report (publicly available)	8%	12%
Written social goals	34%	26%

As a supplier of food and food products, Nutreco holds the interests of consumers to be its top priority. Its activities are aimed at ensuring these products are supplied in a sustainable manner, with appropriate verification on production, quality and safety. Within this context there are several quantifiable parameters that help indicate the level of performance of Nutreco and the progress it achieves.

QUALITY CERTIFICATES

The company has a strict internal audit system, described on pages 16 *et seq*. An overview of audit results is presented in this chapter under the Environment heading. In addition, many customers prefer or require suppliers such as Nutreco to verify the quality of procedures through external certification schemes.

In 2002, in Nutreco there were 95 production and processing plants that could apply for certification under the various schemes available. The certificates held in Nutreco at the end of 2002 are listed below. In some cases a single certificate covers more than one plant in the same Business Unit. To indicate progress towards Objective 12 of the 2001 report, 81.25% of Nutreco processing plants had an HACCP certificate by the end of 2002.

	2001	2002
ISO 9001/ 9002	60	68
ISO 14001	20	21
ISO 18001	2	3
GMP (+)	26	31
IKB	13	13
HACCP	44	46
Sterlab	2*	2
Others	10	30

* In the S&E Report 2001 four Sterlab certificates were reported. This figure was wrong and has been corrected.

This represents a total of 214, an increase of 33 from the total of 2001. A further 41 certificates are scheduled to be obtained within one year from the time of reporting.

Objective 13 of the 2001 report called for an increase in the number of sites with externally accepted environment management certification. This rose by one in 2002 and a further nine should be awarded during 2003.

DIOXINS AND HEAVY METALS

Dioxins and heavy metals continue to be topics of attention with respect to food safety, particularly in fish.

In the European Union (EU) limits on dioxin contents of fish came into force in July 2002. The limit is specified in picograms (of toxic equivalence – TEQ – as defined by WHO) per gram fish. The EU limit for fish is 4 pg/g fresh weight. There is an action level of 3 pg/g fresh weight (source: EU Press Release, 24 July 2001). The action level is a tool for early warning of higher than desirable levels of dioxin in food and feed, designed to trigger action to reduce levels before they reach the limit.

Nutreco carried out 298 analyses of raw materials, feeds and salmon for dioxins and dioxin-like PCBs in 2002. These analyses are complex procedures, each costing more than €500 and taking five days to complete. Results show that levels of dioxins in Marine Harvest salmon, on average 0.8 pg/g, are below the EU limits and below the action level. The average presence of dioxin-like PCBs was 1.1 pg/g giving an average total TEQ of 1.9 pg/g.

When the results are grouped by region there are clear differences, reflecting the differences in impact of human activities on the regional environment and therefore on the marine raw materials used in the fish feed.

Country	Dioxins (pg/g fresh weight) average and range
Chile	all <0.3
Europe	1.0 (1.62 — 0.73)
Canada	0.7 (1.14 — ND*)
Average in Marine Harvest	0.8
EU limit/action level	4.00/3.00

* ND = none detected

North Atlantic fish oil contains on average a higher level of dioxin than oil from South America. Although Nutreco includes the EU limits on dioxin content of fish oil in its purchasing criteria, this difference is the reason for a higher level of dioxin in farmed salmon from Europe.

Analyses for the heavy metals (mercury, lead and cadmium) in raw materials and fish feed are co-ordinated by the Nutreco Aquaculture Research Centre in Norway and conducted at competent independent laboratories.

Samples are submitted by all the relevant aquaculture businesses. Analysis for heavy metals in fish is carried out by the Marine Harvest businesses. All the results show the highest levels detected are below the relevant limits. The results are shown in the following table.

Heavy metal contents of Marine Harvest fish (highest detected level)					
mg/kg (ppm)	Norway	Scotland	Ireland	Chile	Canada
Mercury	0.03	0.01	0.06	<0.01	0.02
Lead	ND*	0.04	ND*	ND*	—
Cadmium	ND*	ND*	ND*	ND*	—

* ND: none detected; any metal present was below the limit of detection.

Statutory limits for mercury, lead, and cadmium have been set for fish feed and for fish as a food in several countries where Nutreco Aquaculture is active.

Limits in mg/kg (ppm)	EU/Norway	EU/Norway	Chile	Canada
	FEED at 12% moisture content	**FISH**	**FISH** Chile uses the EU limits for all exported fish	**FISH**
Mercury	0.1	0.5	0.5 (1.5 for large fish)	0.5
Lead	5	0.2	2.0	0.5
Cadmium	0.5	0.05		

Nutreco Aquaculture routinely conducts food safety analyses for dioxins, dioxin-like PCBs, heavy metals, flame retardants and pesticides in raw materials, feeds and fish. Each test procedure can involve a series of individual analyses, for example for pesticides. In total 933 test procedures took place in 2002, representing several thousand analyses.

> FISH OIL ORIGINS DISTRIBUTION 2002


Others
7%
Chile
16%
Peru
36%
Norway
25%
Denmark
8%
Iceland
8%

> FISH MEAL ORIGINS DISTRIBUTION 2002


Others
6%
Chile
24%
Peru
37%
Norway
23%
Canada
1%
Denmark
4%
Iceland
5%

ANTIBIOTICS AND MEDICINES IN AQUACULTURE

Concern is sometimes expressed with regard to the use of antibiotics in modern aquaculture. Often this concern is based on misconceptions about their use, for example, that they are used as growth promoters. The role and use of antibiotics in aquaculture is described in the FAO report *The state of world fisheries and aquaculture 2002*, in part two, 'Selected issues facing fisheries and aquaculture', section 'Aquaculture residues in aquacultural products'. The report states "Antibiotics are necessary for specific and identified uses in aquaculture...Some countries or regions, such as the EC, Canada and Norway, approve a limited number of antibiotics for use in aquaculture...not only do the regulations approve the types of antibiotic that can be used, they also usually specify the species, diagnosis, dose, duration and withdrawal period to be observed when an antibiotic is used as a therapeutic agent...In aquaculture, antibiotics are generally administered in feeds."

Antibiotics were incorporated in 1.7% of the total feed production of Nutreco Aquaculture in 2002, as supplied to both Marine Harvest and all external customers.

In Marine Harvest antibiotics are only used therapeutically, in the treatment of disease, and following prescription by a veterinarian who also specifies the antibiotic to be used. On Marine Harvest farms in 2002, the use of antibiotics averaged 208.6 g/tonne of fish produced. This is an increase on the figure of 2001 and that results from increased disease incidence in both the Canadian and Chilean production zones.

No antibiotic was used in 2002 by either Marine Harvest in Scotland or Ireland and virtually none in Norway. The antibiotic oxytetracycline was used in both Canada and Chile. In Chile, flumequine and oxylinic acid were also used. In all cases, the full withdrawal period was observed before harvesting to ensure no residues would be present in the fish.

In customary Nutreco manner, the best practices — as established in Norway and Scotland — are being brought to all other production countries to reduce antibiotic use as much as possible.

Although Marine Harvest Scotland, Ireland and Norway used no antibiotics, or almost none, this may not always be possible. In the event of a disease occurrence on a farm, the veterinary advice is to move swiftly to control it and this may require some antibiotic treatment.

The equivalent figure for oral sea lice treatments, as an average across Marine Harvest, is 0.238 g/tonne of fish produced. In 2001 this was 0.158 g/tonne. The increased use results from greater availability in terms of licencing and discharge consents and more opportunities to use it on larger fish in Norway. Marine Harvest Scotland reported significant successes in control of sea lice, with zero counts on farms where licenced medicines could be used in conjunction with the Area Management Agreements that co-ordinate actions by all stakeholders in the area. These successes help reduce any potential impact on wild salmon.

In addition, Marine Harvest is developing the use of integrated control programmes that include, for example, biological control using wrasse fish.

ESCAPES

Domesticated fish escaping from farms are widely considered to be a problem for wild salmon, through potential competition and interbreeding. Only a small percentage of escaped salmon will achieve this. After escaping they must survive in the wild at sea until they mature, then return to a river. This is something that only about 3–4% of wild salmon succeed in. When in the river they must succeed in reaching the spawning ground and then compete successfully with wild salmon. The small amount of research in this area indicates the behaviour of escaped farmed fish in rivers is markedly different from that of the wild fish and this inhibits their breeding success*. Nevertheless, fish escapes are a concern and efforts continue to reduce them.

The total number of fish to have escaped from Marine Harvest farms in 2002 was estimated as between 15,000 and 16,000. This represents an escape rate of about 0.03% of smolts (young fish) put into the sea at the farms, which is a quarter of the rate of 0.12% reported for 2001.

Preventing escapes remains a key priority in Marine Harvest both for environmental and commercial reasons.

* Fleming, I.A., et al. *Lifetime success and interactions of farm salmon invading a native population*, Proceedings of the Royal Society of London – B267 (1452): 1517-1523, 2000



REDUCING THE NUMBER OF ACCIDENTS

1. In 2002, a reduction of ≥10%.
   Further reduction in the following years. Priority in processing and farming.

Accident numbers were reduced by 23.5% but average duration increased.

2. Establish consistent accident investigation and analyses to enable Nutreco-wide identification of key issues concerning work-related accidents.

By the end of 2002, 96 companies had programmes in place to reduce monitor and workplace accidents and 71 companies now have set targets for reducing the frequency of accidents. Ninety-three companies now investigate all incidents and 74 have formal procedures for this.

IMPROVING OCCUPATIONAL HEALTH WITH A FOCUS ON MANUAL HANDLING

3. Eliminate as soon as reasonably possible the handling of weights greater than 25 kg at all Nutreco plants and sites. It is estimated that a five-year period is appropriate to deal with any business difficulties resulting from setting this standard.

4. Encourage suppliers to eliminate handling of bags and other items of more than 25 kg. Include occupational health and safety aspects in supplier assessment programmes.

In 2002 there were 43 companies where handling of weights in excess of 25 kg took place. Thirty-six of these companies have already introduced formal initiatives to eliminate the practice, either by reducing weights or through mechanical handling. Forty-four companies in Nutreco are actively encouraging their suppliers to do likewise and 30 production companies include health and safety in supplier assessment.

5. Establish risk identification and evaluation programmes for health and safety at all Nutreco processing plants, including repetitive strain injuries (RSI) in order to address the issue effectively and in line with Nutreco policies. Such programmes must be implemented before 2004.

Seventeen processing plants (53.1% of processing plants) have established a risk identification and evaluation programme for health and safety and 10 plants (31.3%) have a programme in development. Of all Nutreco companies, 66 have established a risk identification and evaluation programme for health and safety and 21 companies have a programme in development. Forty-two companies have established a programme for identifying, monitoring and the prevention of RSI and 30 companies have a programme in development.

IMPROVING ENVIRONMENTAL PERFORMANCE AND FOOD SAFETY

6. Establish energy efficiency programmes at all Nutreco operations (before the end of 2005).

In 2002, 29 companies established an energy efficiency programme and a further 30 have one in development — 62% of companies in total.

7. Establish water consumption efficiency programmes at all Nutreco processing sites (before the end of 2005).

In 2002 five processing sites established such a programme and a further ten have one in development — 47% of processing sites.

8. Establish waste management and recycling programmes at all Nutreco sites (before the end of 2005).

In 2002, 39 production companies established a waste management programme and a further 31 companies have such a programme in development — 74% of all production companies.

9. In the coming year, more specific objectives will be set, for example for recycling paper, metals and packaging.

The objective is for continual improvement, aiming towards 100% recycling of these materials.

BIODIVERSITY

10. Establish biodiversity impact assessment tool for aquaculture.

A biodiversity tool is in development (see chapter 4).

FOOD SAFETY AND ENVIRONMENTAL MONITORING

11. Establish and implement Nutreco-wide monitoring programme for issues such as the use of antibiotics and escapes of fish.

The use of antibiotics and numbers of escapes in aquaculture are now being monitored throughout Marine Harvest.

HSEQ AND FOOD SAFETY SYSTEMS

12. All Nutreco processing must have HACCP system by the end of 2003. All Nutreco processing must have certified HACCP system by the end of 2005.

Twenty-six Nutreco processing plants (81.25%) had an HACCP certificate by the end of 2002.

13. Increase the number of externally accepted environmental management systems (EMAS, ISO 14001 etc.) in Nutreco, using 2001 figure as the basis.

The number of sites with externally accepted environment management certification increased by one in 2002 and a further nine should be awarded during 2003.

NUISANCE AND COMPLAINTS

14. Reduce complaints from neighbours because of odour and/or noise. Use the 2001 figures as the starting point.

The number of sites receiving complaints remained the same as in 2001.

GENERAL

15. Improve ratings of Nutreco HSEQ audits. Each individual Nutreco operation audited must, as a minimum, establish an audit rating equal to or higher than the average Nutreco rating in the two years prior to the audit.

HSEQ ratings rose again in 2002.

GRI contents index

subject index

glossary

AQUACULTURE
Culture of aquatic animals, and plants.

BENCHMARK
A standard that can be used to measure or compare.

BROILERS
Chickens specially farmed for meat production.

COMPOUND FEED
Feed composed of various raw materials according to exact formulations and containing all nutrients essential for an animal's maintenance and growth.

CONCENTRATES
Mixture of vitamins, trace elements, minerals (premix) and proteins used in the production of compound feed.

EC
European Commission.

EU
European Union.

FAO
Food and Agriculture Organization of the United Nations.

FISH FEED
A compound feed prepared for fish, having a higher nutrient concentration than compound feed for land animals.

FOOD (PRODUCTION/VALUE) CHAIN
In the sense relevant to Nutreco: the sequence of breeding, farming, processing and distribution activities resulting in consumer products.

GMO
Genetically Modified Organism.

GMP
Good Manufacturing Practices - a certified standard.

HACCP
Hazard Analysis Critical Control Point, an international quality control system used for tracing and controlling critical points. The system has been adopted from the US Food and Drug Administration (FDA).

HR
Human Resources.

HSEQ

Health, Safety, Environment and Quality — the focus areas of the Nutreco internal social and environmental audit process.

IKB

Integrale Keten Beheersing (Integral Chain Control), a Dutch quality control system.

ILO

International Labour Organization.

IMARPE

Instituto del Mar del Perú — the Peruvian marine institute.

ISO

International Standards Organization, which develops and publishes internationally accepted standards.

NGO

Non-governmental organisation.

ORGANIC

Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited.

PREMIX

Mixture of high-quality nutrients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed.

STERLAB

A laboratory standard of the Dutch council for accreditation (RvA).

SALMONIDS

Fish that are members of the Family Salmonidae, including salmon species, sea trout and rainbow trout.

CONTACT US

If you have comments on this Nutreco Social & Environmental Report,
or would like further information, please let us know.

You can contact the team responsible for the report
by visiting the Nutreco web site
and following the links to the Nutreco Social & Environmental Report,
or by sending an e-mail to info@nutreco.com
or by writing to:

The Social & Environmental Report Team
Nutreco
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
the Netherlands

Please provide your name, occupation and postal address or e-mail address.

*If you would like copies of the Annual Report,
please send your request to the contact points given above.
These publications may also be viewed on the Nutreco web site
at www.nutreco.com*

*This uncoated paper consists mainly of cellulose fibres and chalk. Munken Print Extra is totally chlorine-free (TFC) and has the Nordic Swan environment label.
The paper factory's emission level is one of the lowest in the world.*

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
the Netherlands

tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

Free translation

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, May 8, 2003 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening
2. Report of the Supervisory Board and of the Executive Board over the year 2002
3. Annual Accounts 2002
    - 3.1 Determination of the Annual Accounts
    - 3.2 Determination of the dividend
    - 3.3 Discharge of the Executive Board over the conduct of the business and of the Supervisory Board over its supervisory duties
4. Appointment of KPMG Accountants N.V. as external auditor
5. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association and with the restriction or the exclusion of the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months
6. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months
7. Announcement of the Supervisory Board regarding:
    - 7.1 the end-of-term resignation of a Supervisory Director and his reappointment
    - 7.2 the resignation of a Supervisory Director
8. Communications and questions
9. Closing

The agenda with explanatory notes and the annual report and the accounts over 2002 are available as from today at the offices of Rabo Securities, Amstelplein 1, Amsterdam and at the company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested. These documents are also available via the internet on www.nutreco.com.

Registration Date
In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **May 2, 2003** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend to the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities, Amstelplein1 at Amsterdam (The Netherlands)** on **May 2, 2003 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **May 2, 2003** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **May 2, 2003** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Boxmeer, April 22, 2003

The Executive Board

nutreco

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 8 mei 2003 om 14.30 uur in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda

1. Opening
2. Bericht van de Raad van Commissarissen en verslag van de Raad van Bestuur over het boekjaar 2002
3. Jaarrekening 2002
   - 3.1 Vaststelling van de jaarrekening
   - 3.2 Dividendvaststelling
   - 3.3 Decharge van de Raad van Bestuur voor het gevoerde beleid en van de Raad van Commissarissen voor het uitgeoefende toezicht
4. Benoeming van KPMG Accountants N.V. als externe accountant
5. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, alsmede tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden
6. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden
7. Mededeling van de Raad van Commissarissen betreffende:
   - 7.1 het periodiek aftreden van een Commissaris en zijn voordracht tot herbenoeming
   - 7.2 het aftreden van een Commissaris
8. Mededelingen en rondvraag
9. Sluiting

De agenda met toelichting en het jaarverslag met de jaarrekening over 2002 liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht. Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum

Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Algemene Vergadering van Aandeelhouders van 8 mei 2003 als stem- en vergadergerechtigden hebben te gelden zij die op **2 mei 2003** ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: *het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.*

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 2 mei 2003 vóór 16.00 uur** schriftelijk aan te melden bij **Rabo Securities, Amstelplein 1 te Amsterdam.** De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 2 mei 2003** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 2 mei 2003** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Boxmeer, 22 april 2003

De Raad van Bestuur

formaat: B 118
H 308

Free Translation

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on May 8, 2003 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Report of the Supervisory Board and of the Executive Board over the year 2002

3. Annual Accounts 2002
   - 3.1 Determination of the Annual Accounts
   - 3.2 Determination of the dividend (see commentary)
   - 3.3 Discharge of the Executive Board over the conduct of the business and of the Supervisory Board over its supervisory duties

4. Appointment of KPMG Accountants N.V. as external auditor (see commentary)

5. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association and with the restriction or the exclusion of the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months (see commentary)

6. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months (see commentary)

7. Announcement of the Supervisory Board regarding:
   - 7.1 the end-of-term resignation of a Supervisory Director and his reappointment (see commentary)
   - 7.2 the resignation of a Supervisory Director (see commentary)

8. Communications and questions

9. Closing

Free translation

COMMENTARY TO AGENDA ITEM 3.2

Determination of the dividend

After transfer to reserves and after payment of the dividend on cumulative preference shares A in accordance with article 27 of the Articles of Association, a dividend on ordinary shares of EUR 0.67 per share is available.
This corresponds to a pay-out ratio of 35% (2001: 31%) in line with the Company's dividend policy which was announced at the listing of the Company in 1997 to be in the range of 30-35%. After deduction of the interim dividend of EUR 0.28 paid out in September 2002, the final dividend amounts to EUR 0.39 per ordinary share.

In accordance with article 28.2 of the Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the dividend, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company. Shares required for the stock dividend will be purchased on the stock exchange.

The ratio between the value of the stock dividend and the cash dividend will be determined by the Executive Board after close of trading on May 8, 2003 based on the closing price on that day. The value of the stock dividend will be equal to the cash dividend. The newly issued ordinary shares will be entitled to dividend over the year 2003 and following.

COMMENTARY TO AGENDA ITEM 4

Appointment of KPMG Accountants N.V. as external auditor

It is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company for a period ending on the Annual General Meeting of Shareholders of 2004.

KPMG Accountants N.V. is the external auditor of the Company since its constitution in 1994. In accordance with regulations in the European Union and The Netherlands with regard to the independence of the external auditor, KPMG Accountants N.V. introduced the policy of rotating from time to time the partner in charge of effectuating the audit work at the Company. At the beginning of 2003, the partner in charge was replaced with another partner with a similar seniority and experience. The Executive Board and the Supervisory Board have ascertained that a new partner with appropriate seniority and experience would be designated.

COMMENTARY TO AGENDA ITEM 5

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association and with the restriction or the exclusion of the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to grant the Executive Board authorisation to issue shares and to grant rights to take shares and to limit or exclude the pre-emption rights of shareholders. The authority extends to all non-issued shares.
The period of the requested mandate is 18 months, starting after approval of the suggested resolution.

COMMENTARY TO AGENDA ITEM 6

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to grant the Executive Board authorisation, for a maximum period of 18 months, subject to the approval of the Supervisory Board and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the Company's issued share capital at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the Euronext Amsterdam during the five trading days prior to the acquisition.
The period of the requested mandate is 18 months, starting after approval of the suggested resolution.

COMMENTARY TO AGENDA ITEM 7

Announcement of the Supervisory Board regarding:

7.1 **The end-of-term resignation of a Supervisory Director and his reappointment**

Mr R. Zwartendijk, Chairman of the Supervisory Board, was appointed at the Extraordinary General Meeting of Shareholders of January 29, 1999 and his mandate ends at this Annual General Meeting of Shareholders.

Mr R. Zwartendijk informed the Supervisory Board that he was prepared to stand for re-election and the Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with article 14.5 of the Articles of Association of the Company, to re-appoint Mr R. Zwartendijk to the Supervisory Board for a new period of 4 years, ending at the General Meeting of Shareholders of 2007. If the General Meeting of Shareholders approves the proposal, the Supervisory Board will re-elect Mr R. Zwartendijk as its Chairman. The Supervisory Board attaches great importance to continue being able to call on Mr R. Zwartendijk's extensive experience as Chairman and member of the Supervisory Board of leading stock-listed companies. The Executive Board fully supports the proposal to re-appoint Mr R. Zwartendijk as member of the Supervisory Board of the Company.

Mr R. Zwartendijk (1939) has the Dutch nationality. Until his pensioning in 1999, he was a member of the Executive Board of Ahold N.V. He is Chairman of the Supervisory Board of the Company, of Blokker Holding N.V. and of Koninklijke Numico N.V. He is a member of the Supervisory Board of Bührmann N.V., Randstad Holding N.V., Innoconcepts N.V. and is a member of the management of Telepanel Systems Inc. and of Lincoln Snacks Company. He is a member of the Advisory Board of Esade University.

Mr R. Zwartendijk does not own shares in the Company.

7.2 The resignation of a Supervisory Board member

In accordance with the recommendations of the Commission Corporate Governance a schedule for the periodic resignation of Supervisory Directors has been introduced in 1997. In accordance with this schedule, Mr I. Galán resigns at this General Meeting. Because of his responsibilities of CEO and Vice-President of Iberdrola S.A., one of Spain's main utility providers, Mr I. Galán informed the Supervisory Board that he did not intend to stand for re-appointment. Both the Supervisory Board and the Executive Board are grateful to Mr I. Galán for his extremely valuable contribution as a Supervisory Director to the Company. The Supervisory Board and the Executive Board are currently in the process of selecting a suitable replacement for Mr I. Galán and will make a proposal to that effect to the General Meeting of Shareholders in due time.



AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 8 mei 2003 om 14.30 uur in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen en verslag van de Raad van Bestuur over het boekjaar 2002

3. Jaarrekening 2002
   3.1 Vaststelling van de jaarrekening
   3.2 Dividendvaststelling (zie toelichting)
   3.3 Decharge van de Raad van Bestuur voor het gevoerde beleid en van de Raad van Commissarissen voor het uitgeoefende toezicht

4. Benoeming van KPMG Accountants N.V. als externe accountant (zie toelichting)

5. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, alsmede tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden (zie toelichting)

6. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden (zie toelichting)

7. Mededeling van de Raad van Commissarissen betreffende:
   7.1 het periodiek aftreden van een Commissaris en zijn voordracht tot herbenoeming (zie toelichting)
   7.2 het aftreden van een Commissaris (zie toelichting)

8. Mededelingen en rondvraag

9. Sluiting

TOELICHTING OP AGENDAPUNT 3.2

Dividendvaststelling

Na reservering en na uitkering van het dividend op de cumulatief preferente aandelen A overeenkomstig artikel 27 van de statuten, is als dividend op de gewone aandelen beschikbaar EUR 0,67 per aandeel. Het dividendbeleid van de Vennootschap werd bij de beursgang in 1997 geformuleerd en gaf een uitkeringspercentage aan in de range van 30 tot 35%. Het dividend van EUR 0,67 per gewoon aandeel komt overeen met een uitkeringspercentage van 35% (2001: 31%). Na aftrek van het in september 2002 uitgekeerde interimdividend van EUR 0,28 bedraagt het slotdividend EUR 0,39 per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur met goedkeuring van de Raad van Commissarissen voor het dividend, naar keuze van de aandeelhouders, hetzij in geld, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren. De voor stockdividend te leveren aandelen zullen door de Vennootschap op de beurs worden ingekocht.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 8 mei 2003 na beurs worden vastgesteld op basis van de slotkoers van die dag. De waarde van het slotdividend in gewone aandelen zal gelijk zijn aan die van het contante dividend. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2003 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 4

Benoeming van KPMG Accountants N.V. als externe accountant

Voorgesteld wordt KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend op de Algemene Vergadering van Aandeelhouders van 2004.

KPMG Accountants N.V. is de externe accountant van de Vennootschap sedert haar oprichting in 1994. Conform Europese en Nederlandse regelgeving ten aanzien van de onafhankelijkheid van de accountant heeft KPMG Accountants N.V. het beleid om de partner die haar voor de controlewerkzaamheden bij de Vennootschap vertegenwoordigd, periodiek te rouleren. Begin 2003 is de in de afgelopen jaren verantwoordelijke partner van KPMG Accountants N.V. vervangen door een nieuwe partner met een vergelijkbare senioriteit en ervaring. De Raad van Bestuur en de Raad van Commissarissen hebben zich vergewist van de inzet van een nieuwe partner met voldoende senioriteit en ervaring.

TOELICHTING OP AGENDAPUNT 5

Machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, alsmede tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om te besluiten tot uitgifte van aandelen, tot het verlenen van rechten tot het nemen van aandelen en tot het beperken of uitsluiten van voorkeursrechten van aandeelhouders. De bevoegdheid geldt voor alle niet uitgegeven aandelen.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

TOELICHTING OP AGENDAPUNT 6

Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om voor een periode van maximaal 18 maanden, na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatste aandelenkapitaal van de Vennootschap te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

TOELICHTING OP AGENDAPUNT 7

Mededeling van de Raad van Commissarissen betreffende:

7.1 Het periodiek aftreden van een Commissaris en zijn voordracht tot herbenoeming

De heer R. Zwartendijk, Voorzitter van de Raad van Commissarissen, werd tot Commissaris benoemd op de Buitengewone Algemene Vergadering van Aandeelhouders van 29 januari 1999 en zijn mandaat verstrijkt per deze Algemene Vergadering van Aandeelhouders.

De heer R. Zwartendijk heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen en de Raad van Commissarissen heeft besloten aan de Algemene Vergadering, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer R. Zwartendijk te herbenoemen voor een nieuwe duur van vier jaar, verstrijkend op de Algemene Vergadering van Aandeelhouders van 2007. Indien de Algemene Vergadering de heer R. Zwartendijk benoemt tot Commissaris conform dit voorstel, zal de Raad van Commissarissen de heer R. Zwartendijk opnieuw tot Voorzitter van de Raad van Commissarissen verkiezen. De Raad van Commissarissen hecht er groot belang aan verder een beroep te kunnen doen op de ruime ervaring van de heer R. Zwartendijk als Voorzitter en lid van de Raad van Commissarissen van toonaangevende beursgenoteerde vennootschappen. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer R. Zwartendijk als Commissaris van de Vennootschap.

De heer R. Zwartendijk (1939) heeft de Nederlandse nationaliteit. Tot zijn op pensioenstelling in 1999 was hij lid van de Raad van Bestuur van Koninklijke Ahold N.V. Hij is Voorzitter van de Raad van Commissarissen van de Vennootschap, van Blokker Holding N.V. en van Koninklijke Numico N.V. Hij is Commissaris van Bührmann N.V., Randstad Holding N.V., Innoconcepts N.V. en is Bestuurslid van Telepanel Systems Inc. en Lincoln Snacks Company. Hij is tevens Lid van de Adviesraad van Esade University.

De heer R. Zwartendijk bezit geen aandelen in de Vennootschap.

7.2 Het aftreden van een Commissaris

Conform de aanbevelingen van de Commissie Corporate Governance werd in 1997 een rooster van aftreden ingevoerd. Volgens dit rooster treedt de heer J.I.S. Galán als Commissaris af op deze Algemene Vergadering. In verband met zijn werkzaamheden als CEO en Vice-President van Iberdrola S.A., één van de grootste Spaanse nutsbedrijven, heeft de heer I. Galán de Raad van Commissarissen medegedeeld zich niet herbenoembaar te stellen. De Raad van Commissarissen en de Raad van Bestuur danken de heer I. Galán voor de uiterst waardevolle bijdrage die hij als Commissaris van de Vennootschap heeft geleverd. De Raad van Commissarissen en de Raad van Bestuur zijn momenteel bezig met het zoeken naar een geschikte vervanger voor de heer I. Galán en zullen te zijner tijd een voordracht maken aan de Algemene Vergadering van Aandeelhouders.

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

(free translation)

NUTRECO HOLDING N.V.

2002 Dividend

At the Annual General Meeting of Shareholders, held on 8 May 2003, the dividend due to holders of ordinary shares for the 2002 financial year was fixed at EUR 0.67 per share. After deduction of the interim dividend of EUR 0.28, which was paid out in September 2002, the final dividend amounts to EUR 0.39 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 25% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

On 8 May 2003, based on the closing of Euronext Amsterdam, the Executive Board has determined that 40 dividend rights grant the right to 1 new ordinary share (1/40 share represents a value of EUR 0.385, which is 1.3% lower than the gross final dividend in cash of EUR 0.39 per ordinary share).

The new ordinary shares are entitled to dividend for 2003 and subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

12 May 2003:	ex dividend quotation;
13 May - 27 May 2003:	decision period;
3 June 2003:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the final dividend in ordinary shares should make their choice known via their bank or broker to Rabo Securities, Amstelplein 1, Amsterdam (325ISS2). If no choice is made known the final dividend will be paid out to shareholders in cash, after deduction of 25% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 27 May 2003 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities, so that this conversion can take place free of commission-charges to the holders.

Boxmeer, 9 May 2003

The Executive Board



NUTRECO HOLDING N.V.

DIVIDEND 2002

In de op 8 mei 2003 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders is het dividend over het boekjaar 2002, toekomend aan houders van gewone aandelen, vastgesteld op EUR 0,67 per aandeel. Na aftrek van het in september 2002 uitgekeerde interimdividend van EUR 0,28 bedraagt het slotdividend EUR 0,39 per gewoon aandeel.

Het slotdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 25% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

Op 8 mei 2003 na sluiting van Euronext Amsterdam is, op basis van de slotkoers van die dag, door de Raad van Bestuur vastgesteld dat 40 dividendrechten recht geven op 1 nieuw gewoon aandeel (1/40 gewoon aandeel vertegenwoordigt een waarde van EUR 0,385 hetgeen 1,3% lager is dan het bruto slotdividend in contanten van EUR 0,39 per gewoon aandeel).

De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2003 en volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

12 mei 2003:	ex-dividendnotering
13 mei t/m 27 mei 2003:	keuzeperiode
3 juni 2003:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het slotdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabo Securities, Amstelplein 1 te Amsterdam (3251SS2). Bij het uitblijven van een keuze wordt het slotdividend in contanten, onder aftrek van 25% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 27 mei 2003 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabo Securities worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Boxmeer, 9 mei 2003

De Raad van Bestuur

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

(free translation)

NUTRECO HOLDING N.V.

Interim dividend 2003

The Executive Board has fixed the interim dividend payable to holders of ordinary shares for the period from January 1, 2003 up to and including June 30, 2003 at EUR 0.10 per share.

The interim dividend can be paid out either entirely in cash, after deduction of 25% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

On August 5, 2003, based on the closing of Euronext Amsterdam, the Executive Board has determined that 149 dividend rights grant the right to 1 new ordinary share (1/149 share represents a value of EUR 0.10). The value of the interim dividend in ordinary shares is equal to the cash dividend.

The new ordinary shares are entitled to the final dividend for 2003 and dividend for the subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

August 7, 2003:	ex dividend quotation;
August 8 – August 22, 2003:	decision period;
August 27, 2003:	dividend payment in cash and delivery of ordinary shares.

Shareholders who wish to receive payment of the interim dividend in ordinary shares should notify Rabo Securities, Amstelplein 1, Amsterdam (325ISS2) via their bank or broker. If no choice is made known the interim dividend will be paid out to shareholders in cash, after deduction of 25% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including August 22, 2003 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities, so that this conversion can take place free of commission-charges to the holders.

Amersfoort, August 6, 2003

The Executive Board



NUTRECO HOLDING N.V.

INTERIMDIVIDEND 2003

De Raad van Bestuur heeft het interimdividend over de periode 1 januari 2003 tot en met 30 juni 2003 toekomend aan houders van gewone aandelen vastgesteld op EUR 0,10 per gewoon aandeel.

Het interimdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 25% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

Op 5 augustus 2003 na sluiting van Euronext Amsterdam is, op basis van de slotkoers van die dag, door de Raad van Bestuur vastgesteld dat 149 dividendrechten recht geven op één nieuw gewoon aandeel (1/149 gewoon aandeel vertegenwoordigt een waarde van EUR 0,10). De waarde van het interimdividend in gewone aandelen is gelijk aan het contante dividend.

De nieuwe gewone aandelen zijn gerechtigd tot slotdividend over 2003 en dividend over de volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

7 augustus 2003:	ex-dividendnotering
8 augustus t/m 22 augustus 2003:	keuzeperiode
27 augustus 2003:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het interimdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabo Securities, Amstelplein 1 te Amsterdam (3251SS2). Bij het uitblijven van een keuze wordt het interimdividend in contanten, onder aftrek van 25% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 22 augustus 2003 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabo Securities worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Amersfoort, 6 augustus 2003

De Raad van Bestuur

Plaatsing donderdag 7 augustus 2003 **3 kolom x 225 mm.**
Het Financieële Dagblad + De Officiële Prijscourant **(incl. 3 mm. wit).**

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

03 AUG 25 AM 7:21

Free translation

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, August 28, 2003 at 10.00 p.m. at the company's office, Veerstraat 38, 5831 JN Boxmeer

Agenda
1. Opening
2. Appointment of a Supervisory Director
3. Closing

The agenda with the name and information with regard to the proposed appointment of a Supervisory Director as provided for in article 2:142, item 3 of the Dutch Civil Code is available as from today at the offices of Rabo Securities, Amstelplein 1, Amsterdam and at the company's offices, Veerstraat 38, Boxmeer. This document is available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested. This document is also available via internet on www.nutreco.com.

Registration Date
In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **August 22, 2003** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and to attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities, Amstelplein 1 at Amsterdam (The Netherlands)** on **August 22, 2003 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **August 22, 2003** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **August 22, 2003** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Amersfoort, August 12, 2003

The Executive Board



NUTRECO HOLDING N.V.

BUITENGEWONE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 28 augustus 2003 om 10.00 uur ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

Agenda
1. Opening
2. Benoeming van een Commissaris
3. Sluiting

De agenda met de naam en de gegevens met betrekking tot de te benoemen commissaris als bedoeld in artikel 2:142, lid 3, B.W., ligt vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht. Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum
Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Buitengewone Algemene Vergadering van Aandeelhouders van 28 augustus 2003 als stem- en vergadergerechtigden hebben te gelden zij die op 22 augustus 2003 ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang
Stem- en vergadergerechtigden die hun rechten ontlenen aan aandelen aan toonder kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen uiterlijk 22 augustus 2003 vóór 16.00 uur schriftelijk aan te melden bij Rabo Securities, Amstelplein 1 te Amsterdam. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan aandelen op naam kunnen de vergadering bijwonen indien zij zich daartoe uiterlijk 22 augustus 2003 schriftelijk hebben aangemeld bij Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht uiterlijk 22 augustus 2003 in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Amersfoort, 12 augustus 2003

De Raad van Bestuur

Plaatsing dinsdag 12 augustus 2003
Het Financieële Dagblad + De Officiële Prijscourant



03 AUG 25 AM 7:21

Free Translation

AGENDA

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. to be held on August 28, 2003 at 10.00 a.m. at the offices of the Company, Veerstraat 38, 5831 JN Boxmeer

1. Opening

2. Appointment of a Supervisory Board Director (see commentary)

2. Closing

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free translation

COMMENTARY TO AGENDA ITEM 2

Appointment of a Supervisory Board Director

The Supervisory Board submits a non-binding proposal to the General Meeting of Shareholders to appoint Mr J.M. de Jong as a Supervisory Director of the Company.

The Executive Board supports the intended appointment.

Mr Jan Maarten de Jong has the Dutch nationality and was born on June 21, 1945. He studied Economics at the Gemeentelijke Universiteit Amsterdam and obtained a MBA degree at INSEAD. In 1987 he attended the International Senior Management Program at the Harvard Business School. He started his career at the Algemene Bank Nederland N.V., where he held various management positions and from 1989 till the end of 2001 he was a member of the Executive Board of ABN Bank N.V., subsequently ABN Amro Bank N.V. As from January 2002 he is an adviser to the Chairman of the Executive Board of ABN Amro Bank N.V.
Mr De Jong is Chairman of the Supervisory Board of Heineken N.V. and of Cementbouw Handel & Industrie Holdings B.V., he is a member of the Supervisory Board of Dura Vermeer Groep N.V., Volkswagen Financial Services N.V., Volkswagen International Finance N.V., DaimlerChrysler International Finance B.V., BASF Nederland B.V., N.V. Verzekering-Maatschappij "Neerlandia van 1880", Onderlinge Levensverzekerings Mij. "'s-Gravenhage" U.A., and is a director of Kredietbank S.A. Luxembourgeoise and Banca Antonveneta SpA.
Mr De Jong does not own shares in the Company.

The Supervisory Board is confident that Mr J.M. de Jong's broad experience in respect of banking business and finance will strengthen the expertise represented in the Supervisory Board of the Company.



AGENDA

Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. te houden op 28 augustus 2003 om 10.00 uur ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

1. Opening

2. Benoeming van een Commissaris (zie toelichting)

3. Sluiting

TOELICHTING OP AGENDAPUNT 2

Benoeming van een Commissaris

De Raad van Commissarissen doet een niet-bindende voordracht aan de Algemene Vergadering van Aandeelhouders om de heer J.M. de Jong te benoemen tot Commissaris van de Vennootschap.

De Raad van Bestuur ondersteunt de voorgestelde benoeming.

De heer Jan Maarten de Jong heeft de Nederlandse nationaliteit en werd geboren op 21 juni 1945. Hij studeerde economie aan de Gemeentelijke Universiteit Amsterdam en behaalde een MBA aan INSEAD. In 1987 volgde hij het International Senior Management Program aan de Harvard Business School. Hij begon zijn loopbaan bij de Algemene Bank Nederland N.V., bekleedde er verschillende managementposities en was vanaf 1989 tot eind 2001 lid van de Raad van Bestuur van ABN Bank N.V. en vervolgens van ABN Amro Bank N.V. Sedert januari 2002 adviseert hij de Voorzitter van de Raad van Bestuur van ABN Amro Bank N.V.
De heer De Jong is Voorzitter van de Raad van Commissarissen van Heineken N.V. en van Cementbouw Handel & Industrie Holdings B.V., is lid van de Raad van Commissarissen van Dura Vermeer Groep N.V., Volkswagen Financial Services N.V., Volkswagen International Finance N.V., DaimlerChrysler International Finance B.V., BASF Nederland B.V., N.V. Verzekering-Maatschappij "Neerlandia van 1880", Onderlinge Levensverzekerings Mij. "'s- Gravenhage" U.A., en is Bestuurder van Kredietbank S.A. Luxembourgeoise en Banca Antonveneta SpA.
De heer De Jong bezit geen aandelen in de Vennootschap.

De Raad van Commissarissen meent dat de uitgebreide ervaring van de heer J.M. de Jong inzake bankzaken en financiën een goede aanvulling zal zijn aan de expertise vertegenwoordigd in de Raad van Commissarissen van de Vennootschap.

PRESS RELEASE
Booth 2620 on the second floor - Marine Harvest at the Boston Seafood Show 2003, 12 March.

Philip Fitzpatrick brings new leadership to Marine Harvest in the Americas

Understanding the extraordinary opportunities and challenges of global salmon markets, Marine Harvest is aligning the Chilean, American and Canadian operations under new leadership.

Nutreco, the parent company of Marine Harvest, has recently appointed Mr. Philip Fitzpatrick to become the Business Group Managing Director for Marine Harvest for the Americas. From operations in Puerto Montt, Chile and Campbell River, British Columbia, Marine Harvest serves customers in Canada, the US, Europe and Japan.

"Mr. Fitzpatrick brings a strategic combination of more than 20 years of leadership and experience in the global seafood and value-added food industry. We expect that Mr. Fitzpatrick will optimize our operations and will unleash the full potential of Marine Harvest in the Americas," says NUTRECO COO for Aquaculture, Hans den Bieman.

Mr. Fitzpatrick has extensive experience in the food industry and has held senior management positions with Unilever, Dole Food Company and Bumble Bee Seafood, a Conagra company.

Marine Harvest has a sound foundation for solid growth. Through new product development, efficient product delivery and even better customer service, Marine Harvest will work with retail and food service customers in order to increase salmon consumption in terms of volume and value. "As we strengthen our business to better serve our customers, we will continue our strong commitment to operating in an environmentally responsible manner," says Fitzpatrick.

The Marine Harvest advantage is the people and the approach of the company. "I am honored to lead this dynamic and forward-thinking team. My goal is to bring out the best in our people, to fine-tune our approach and to lead our team to top performance. Together, we are going to deliver unprecedented returns on investment as we deliver value to our shareholders, customers and consumers," says Philip Fitzpatrick.

NUTRECO is a global agriculture and aquaculture company with headquarters in The Netherlands. With leading positions as a producer of fish feed, and as a farm fish producer, NUTRECO is the world's largest aquaculture company. Marine Harvest Americas is a Business Group of Nutreco Aquaculture and has operations in the US, Canada and Chile and a growing business which serves retail, wholesale clubs and foodservice channels.

You can download Philip Fitzpatrick's pictures – high resolution or low resolution – from
http://nutrecophoto.com/webnative/listdir
Username: **NutrecoPress**
Password: **NutrecoPict**

Further information
www.marineharvest.com or www.nutreco.com
Philip Fitzpatrick, tel 954 684 3536, philip.fitzpatrick@marineharvest.com



PRESS RELEASE

Amersfoort, 17 April 2003

Spreading bird flu affecting Nutreco results

The recent spreading of the bird flu (Avian Influenza) in the Netherlands, and since 16 April in Belgium, is expected to have a negative impact on the operating result of Nutreco over the first half of 2003. Until today, the impact was limited, but with the continuation of the current negative developments, Nutreco expects a negative effect of 5 to 10 million euro on the operating result over the first half of the year. At this moment there are too many uncertainties to make any statement about the impact for the full year. Bird flu mainly impacts the breeding activities in the Netherlands and the poultry processing activities in the Netherlands and Belgium.

Sales in poultry and poultry products in the Netherlands and Belgium amount to approximately 350 million euro annually, making up about 40% of total sales in poultry and poultry products. The largest part of Nutreco's sales in poultry and poultry products comes from Spain.

Nutreco has refrained from giving an outlook for 2003.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12

Alberto Allodi is first chairman of European fish feed producers' committee

Alberto Allodi, Managing Director of Skretting in Italy, was elected as chairman at the first full meeting on 10 April 2003 of a newly formed Specialist Committee on Fish Feed of FEFAC, the European compound feed organisation. Viggo Halseth, Managing Director of Nutreco ARC is one of two Norwegian representatives and Arjen Roem, Nutrition Manager from Skretting (Europe) is a representative for the Netherlands.

The committee was established because fish feed producers in Europe did not have a specific trade association for discussions with decision making bodies in the European Union. At a FEFAC meeting earlier this year Nutreco and some other companies suggested a special committee should be formed.

The European Commission has welcomed the initiative as in the past it had experienced difficulty in getting clear opinions from the fish feed sector.

Caption

Alberto Allodi, Managing Director of Skretting (Italy), was elected as the first chairman of a newly formed Specialist Committee on Fish Feed of FEFAC, the European compound feed organisation.



PRESS RELEASE

Amersfoort, 12 May 2003

VALUE STOCK DIVIDEND NUTRECO HOLDING 1 SHARE FOR 40

Nutreco Holding N.V. announces that the amount of the stock dividend has been determined. This will amount to 1 new ordinary share for every 40 existing ordinary shares. Based on the closing price of 8 May 2003 of EUR 15.40, 1/40th share represents a value of EUR 0.385, which is 1.3% lower than the gross final dividend in cash of EUR 0.39 per ordinary share.

The payment of the final dividend in cash and the delivery of ordinary shares will take place on 3 June 2003.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 28 May 2003

NUTRECO SWINE GENETICS COMPANY HYPOR MERGES WITH GENEX

International food company Nutreco and Genex Swine Group Inc. today completed the merger between the businesses of the Canadian swine genetics company Genex and Nutreco's swine genetics company Hypor. Both parties had signed a Memorandum of Understanding on 28 January 2003.

The new entity has a leading position in the pig breeding markets of Canada, Japan, Spain and Belgium and has a stronghold for further expansion into the US, Latin America and Europe. Nutreco owns a 50% share of the merged business, which will have a turnover of EUR 30 million and around 200 full-time employees.

"With the Hypor customer base in Europe and Asia and the Genex Swine Group customer base in Canada, we have a leading position in the world," explains David Libertini, the newly appointed President and former general manager of the Nutreco Canadian company Hybrid Turkeys.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture.
Eight Business Groups with eighteen Business Units operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12



03 AUG 25 AM 7:21

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 3 June 2003

STOCK DIVIDEND NUTRECO

Nutreco Holding N.V. announces that it has issued 391,351 ordinary shares for stock dividend purposes. For fiscal reasons Nutreco has decided not to purchase ordinary shares for stock dividend requirements.
To prevent dilution, the company decided to purchase 400,000 ordinary shares, to partially cover outstanding personnel options. Due to these transactions, the total number of outstanding shares will remain nearly the same.

The transactions stay within the limits of the authorisations granted to the company by the General Meeting of Shareholders.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12

Press Release

FOR IMMEDIATE RELEASE 10 June 2003

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

Sale of Milton, Pennsylvania Hatchery

American Selected Products, Inc., a subsidiary of Hubbard LLC of Duluth, Georgia, announces the sale of its Milton, Pennsylvania hatchery to Centurion Poultry, Inc. of Lexington, Georgia. Centurion Poultry will purchase the Milton hatchery to meet its growing demand for high quality layers in the U.S. Given this demand, Centurion Poultry plans to continue the current operations of the hatchery.

This sale further supports Hubbard's recent decision to exit the layer business. By doing so, Hubbard can focus exclusively on the meat poultry breeding business. Following this divestment, the broiler and turkey meat breeding businesses will be run as autonomous business units. The businesses will be structured regionally, for broilers Hubbard LLC (Americas), Hubbard Europe and Hubbard Asia, for turkeys, BUTA for the Americas and BUT for the rest of the world.

Hubbard and BUT are the poultry genetics enterprises of Merial, the world's leading innovation-driven animal health company. Merial is owned by the human health care companies Merck & Co., Inc. and Aventis SA.

Closing for the sale of the Milton hatchery is set for mid July.

About Merial, Hubbard and BUT

Merial is the world's leading innovation driven animal health company, providing a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animals. Merial operates in more than 150 countries worldwide. Its 2002 sales were in excess of $1.7bn. Merial is owned by Merck & Co., Inc. and Aventis, S.A.

Hubbard and **BUT** form the poultry genetics global enterprise of Merial and are among the world's leading poultry breeders and innovators in developing broiler and turkey breeding stock.

For more information contact:


Hubbard

Contact: Angela Martin-Ivey
J&R Kern, Inc.
770.536.1992
770.536.4328 (fax)

About **Centurion Poultry**

Centurion Poultry, Inc. (CPI) is a privately held corporation headquartered in Lexington, Georgia. It strives to provide the egg industry with the finest quality egg genetics, leading to the best "bottom line " performing egg layers.

CPI, in its capacity as the North American franchise for Hendrix Poultry Breeders (HPB), is producing and marketing the BOVANS®, DEKALB®, and HISEX® brands of egg layers. From its main location in Lexington, Georgia, CPI supplies its breeding stock to independent Distributors and subsidiary hatcheries alike throughout the USA, Canada and Mexico.

CPI and its distributors, currently supply commercial layer chicks to the USA market from 8 strategically positioned hatcheries. The Milton, PA hatchery will be a fitting addition to the distribution network of the layer brands marketed by Centurion Poultry, Inc.

For more information please contact:



Centurion
Poultry, Inc.

Gijs Schimmel

Centurion Poultry Inc, P.O. Box 591
Lexington GA 30648-0591
USA
Phone 1 706 743 0865
Fax 1 706 743 0869
E-mail gschimmel@centurionpoultry.com
Home page www.centurionpoultry.com



PRESS RELEASE

Amersfoort, 12 June 2003

UPDATE NUTRECO DEVELOPMENTS FIRST FIVE MONTHS 2003

Nutreco Holding N.V. provides an update on the developments in the first five months of this year, ahead of the publication of its first-half results. The continuing low salmon prices, particularly in Europe, and the persistency of the bird flu (Avian Influenza) consequences, negatively impact first-half results. Nutreco has embarked on a major restructuring of its Marine Harvest business in Europe affecting about 300 jobs.

Nutreco aquaculture

The persistently low salmon prices in Europe are affecting Nutreco's results. In view of these developments, Nutreco's Marine Harvest business has embarked on a major restructuring programme in Norway and Scotland. In Norway, two processing plants will be closed, this is in addition to the two plants closed last year. Within 12 months, Marine Harvest Norway has reduced its processing facilities from seven to three. It will continue to operate with two primary processing plants and one plant for value added products. With the closure of the two processing plants 210 jobs will be made redundant, 26% of the workforce.
In Scotland all processing will be concentrated at one location, instead of two, affecting 82 jobs (15% of the work force).

Furthermore, the absence of recovery in salmon prices in Europe necessitates an additional depreciation of the capitalised goodwill from the Hydro Seafood acquisition in 2000.
In February Nutreco announced that an impairment would be unavoidable if salmon prices would not recover in the short term. As per 31 December 2002, the capitalised goodwill of Hydro Seafood amounted to EUR 150 million. This depreciation is a non-cash item and Nutreco's balance sheet will remain strong.

The measures taken will allow Nutreco to restore the profitability of its Norwegian activities in 2004.

Nutreco agriculture

The bird flu outbreak in the Netherlands and Belgium is resulting in a bigger impact than initially expected. Due to this, the negative effect on first-half results is expected to be around EUR 15 million instead of the estimated EUR 5 – 10 million announced in April of this year.

>>> *additional text on page 2*

>>>

Although no outbreaks have occurred since approximately 4 weeks, the actual supply side will be affected for several months. This will impact efficiencies in the Nutreco processing plants in the Benelux.
The breeding activities of Euribrid can be negatively influenced for an even longer period of time. Since this is a global business, its revival depends upon the re-opening of borders of importing countries.
At this moment, it is too early to predict the long term impact of bird flu on the Benelux poultry business of Nutreco.

Nutreco will publish its first-half results on 5 August 2003.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture.
Eight Business Groups with eighteen Business Units operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12



United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 1 July 2003

Nutreco acquires remaining 37,7% in Hendrix Meat Group

Nutreco has acquired the remaining 37,7% shares of Hendrix Meat Group from Smits Holding B.V. and Jabova Beheer B.V. With the creation of Hendrix Meat group in 1998, all parties agreed that Nutreco would gain full ownership within a defined period.

Juergen Steinemann, Chief Operating Officer of Nutreco Agriculture, noted that "through gaining 100% ownership Nutreco has created the opportunity to make further strategic steps concerning the future development of Hendrix Meat Group".

Hendrix Meat Group operates out of the Netherlands, holding a strong number two position by processing 250,000 tons of meat in 2002. The organisation focuses on fresh pre packed meat and bacon for the North West European retail and added value products for industry.

Parties have agreed not to disclose the terms and conditions of this transaction.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Sigrid van Amerongen, Manager Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 45, mobile: +31 6 51 32 76 39

www.nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 5 August 2003

First half year results 2003

<u>Key figures</u>

(EUR X million)	First Half 2003	First Half 2002
Net sales	1,730.8	1,835.4
EBITA before impairment concessions	35.1	34.9
Net result before impairment	5.7	4.7
Net result	-186.3	4.7
Earnings per ordinary share before goodwill amortisation and impairment	0.32	0.28
Dividend per ordinary share	0.10	0.28

- **Income from operations before impairment maintained at the same level as in 2002 despite low prices for salmon and the consequences of Avian Influenza.**
- **Net profit before impairment EUR 5.7 million.**
- **Adjustment business model and balance sheet to new Norwegian situation:**
  - **Impairment of goodwill and concessions before tax of EUR 182.9 million in Norway and an impairment of non-consolidated companies in Norway of EUR 14.6 million.**
  - **Rationalisation processing plants and new sales and marketing organisation.**

"Most activities of Nutreco developed positively during the first half of 2003. Nutreco was faced with low salmon prices in Europe. Nutreco responded by drastically adjusting its business model and its balance sheet to the new Norwegian reality." said Wout Dekker, Nutreco's Chief Executive Officer (CEO).

Results First Half 2003

During the first six months of 2003 Nutreco realised a net income of EUR 5.7 million before impairment of goodwill, concessions and non-consolidated holdings. In the same period of the previous year the company realised a net income of EUR 4.7 million. Income from operations before amortisation of goodwill and impairment of concessions (EBITA) increased slightly, from EUR 34.9 million in 2002 to EUR 35.1 million in 2003. Included in this result is the balance of incidental income and charges of EUR 10.9 million. This consists of restructuring costs in Norway and Scotland and income resulting from agreements on delivery terms and cooperation with suppliers and partners and is included in the Nutreco Aquaculture results. Without this balance of incidental income and charges, EBITA before impairment of concessions would have decreased to EUR 24.2 million.

Result from operations after goodwill amortisation (EBIT) fell from EUR 28.0 million to EUR 154.9 million negative. Impairment of goodwill and concessions amounting to a total of EUR 182.9 million are incorporated in the result from operations. This additional amortisation relates to the Aquaculture activities in Norway, due to the continuing low salmon prices. Furthermore, non-consolidated Norwegian holdings were depreciated by EUR 14.6 million. The need for this impairment was already announced on 12 June of this year. Annual future amortisation of goodwill and concessions will decrease by EUR 9.5 million due to these impairments.

Interest expenses fell by EUR 4.3 million to EUR 16.4 million compared with the first six months of 2002. The drop in interest expenses is due to the drop in the average interest rate as well as the decline of the average debt.

The net earnings per ordinary share before goodwill amortisation and impairment increased from EUR 0.28 to EUR 0.32. After impairment and goodwill amortisation, the net result per ordinary share fell from EUR 0.07 for the first six months of 2002 to minus EUR 5.66 for the first six months of 2003.

Turnover decreased by 5.7% from EUR 1,835.4 million during the first half of 2002 to EUR 1,730.8 million during the same period of this year. The decrease in turnover was due to changes in exchange rates (3% negative), a negative volume effect (2%) and, to a lesser extent, to price changes (1% negative).

Nutreco's balance sheet remains strong after the impairment. Net debt to equity is 85%, while equity as a ratio of the balance sheet total stands at 30%. The impairment has no cash flow impact and hence no effect on Nutreco's solvency and related covenants.

Nutreco Aquaculture

During the first six months of this year income from operations of Nutreco Aquaculture was strongly influenced by the persistently low prices for salmon in Europe. The fact that the prices of salmon failed to pick up necessitated impairment of the capitalised goodwill and concessions, primarily concerning Hydro Seafood that was acquired from Norsk Hydro AS in 2000. The current market conditions differ from the projections made at the time of the acquisition. However, the long-term perspective remains positive and Nutreco has an excellent position in this young industry.

Result from operations before goodwill amortisation and impairment of concessions (EBITA) for Aquaculture rose from EUR 3.2 million in the first half of 2002 to EUR 20.5 million over the first six months of 2003. When corrected for the above mentioned balance of incidental income and charges due to restructuring costs, delivery and cooperation agreements, EBITA before impairment of concessions was EUR 9.6 million during the first half of 2003. This increase was mainly due to the sharp rise of salmon prices in the United States during the first half year.

However, prices in Europe recently fell to a record low. Not only was Nutreco forced to an impairment of goodwill, concessions and non consolidated companies, but the market conditions also gave rise to a drastic industry reorganisation, in cooperation with local governments. The lifting of the minimum import price in Europe and the restructuring of the European salmon industry are expected to help restore the profitability of the industry.

Nutreco is not only engaged in the industry restructuring, but it is also conducting its own substantial restructuring in several phases. After the closure of two processing plants by the end of last year, there will be three more closures this year; two in Norway and one in Scotland. Nutreco announced on 12 June that 210 employees would be made redundant with the closure of the two plants in Norway, 26% of the workforce. The closure in Scotland affects 82 jobs (15% of the workforce). Furthermore, one single sales and marketing organisation will be created for Europe, leading to a better service to customers and to lower costs.

The fish feed activities performed well, albeit below first half 2002 results, and are aiming at reaching further efficiency, innovations in the composition of feed and minimising credit risks.

Despite the difficult markets in salmon farming, Nutreco continues to believe in the future of fish farming. The development of new markets will help to restore the profitability of the industry. Nutreco will therefore continue investing in different species of fish such as halibut, cod, barramundi and yellowtail.

Nutreco Agriculture

Income from operations of Nutreco Agriculture was lower than during the first six months of 2002. EBITA was EUR 22.1 million for the first half of 2003, compared with EUR 38.6 million in the first half of 2002. The decrease in the EBITA was mainly due to the Avian Influenza in the Netherlands and Belgium, which affected poultry and hatchery activities. In Spain, the poultry activities realised a sound result thanks to a positive trend in prices and the introduction of new products.

While in the Benelux the poultry and hatchery activities were affected by Avian Influenza, the results of the Dutch pork activities developed positively after a restructuring of the industry in 2002.

The premix activities remained stable, compared to the first half of last year. The compound feed activities in the Benelux were affected by the consequences of the fall in the livestock population, causing the results to stay behind those of the first half 2002. The compound feed activities in Spain were more profitable than in 2002 as a result of an increase in volumes, causing the total results from compound feed activities to rise compared to the same period last year.

Interim dividend

The interim dividend per ordinary share for the first half of 2003 has been set at EUR 0.10, a pay out ratio of 32% of the net result before impairment and goodwill amortisation. The dividend is payable in shares or in cash, at the discretion of the shareholders. Shareholders who wish to receive the dividend in the form of ordinary shares can make their choice known from 8 August until the close of trading on Euronext Amsterdam on 22 August 2003. The dividend will be payable from 27 August 2003. The ratio between the value of the stock dividend and cash will be determined on the basis of the closing price on 5 August 2003. Shares will be issued for stock dividend purposes.

Outlook

Besides cost measures and further efficiency improvements, Nutreco will keep focussed on innovation and product development of meat and fish products as well as feed. Nutreco Agriculture is expected to experience limited negative consequences from the Avian Influenza during the second half of 2003. A restructuring of the current poultry activities in the Benelux is expected. The intended measures announced earlier in Norway and Scotland should contribute to the recovery of the profitability for Nutreco Aquaculture. Nutreco refrains from issuing an outlook for 2003.

*****

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture.
Eight Business Groups with eighteen Business Units operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12

Consolidated balance sheet

(EUR x million)	30 June 2003	31 Dec. 2002
Fixed assets		
Intangible fixed assets	194.2	392.3
Tangible fixed assets	507.5	552.3
Financial fixed assets	26.6	46.0
Total fixed assets	**728.3**	**990.6**
Current assets		
Inventories	405.9	407.4
Receivables	535.3	579.6
Cash and cash equivalents	41.8	31.8
Total current assets	**983.0**	**1,018.8**
Total assets	**1,711.3**	**2,009.4**

	30 June 2003	31 Dec. 2002
Shareholders' equity	**506.6**	**734.3**
Minority interest	**19.6**	**22.7**
Provisions	**68.2**	**78.2**
Long-term debt	**458.6**	**422.4**
Short-term liabilities		
Interest-bearing	15.9	42.9
Non-interest-bearing	642.4	708.9
Total shareholders' equity and liabilities	**1,711.3**	**2,009.4**
Solvency ratio (shareholders' equity divided by total assets)	30%	37%
Net debt divided by shareholders' equity	85%	59%

Consolidated profit and loss account

(EUR x million)	First half 2003	First half 2002
Net sales	1,730.8	1,835.4
Cost of sales	1,227.7	1,347.8
Gross margin	503.1	487.6
Operational expenses	468.0	452.7
EBITA before impairment of concessions	35.1	34.9
Impairment of concessions	-19.6	-
EBITA	15.5	34.9
Goodwill amortisation	-7.1	-6.9
Impairment of goodwill	-163.3	-
Result from operations after amortisation (EBIT)	-154.9	28.0
Financial income and charges	-16.4	-20.7
Result before tax	-171.3	7.3
Taxation	3.3*	-1.8
Share in results of non-consolidated companies	-1.2	0.1
Impairment of non-consolidated companies	-14.6	-
Result after tax	-183.8	5.6
Minority interest	-2.5	-0.9
Net result	-186.3	4.7
Dividend on cumulative preference shares	-2.3	-2.3
Net result available to holders of ordinary shares	-188.6	2.4
EBITDA	84.9	86.4

** Includes positive tax effect on impairment of concessions of EUR 5.5 million.*

Condensed cash flow statement

(EUR x million)	**First half 2003**	**First half 2002**
Result from operations	**-154.9**	**28.0**
Amortisation of intangible fixed assets	193.1	9.8
Depreciation of tangible fixed assets	46.7	48.6
Changes in working capital	-23.8	-30.3
Changes in provisions	-2.0	-7.3
Cash flow from business operations	**59.1**	**48.8**
Net interest paid	-20.3	-25.1
Income taxes paid	-10.8	-13.8
Other changes	-0.4	-3.4
Cash flow from operating activities	**27.6**	**6.5**
Used for investments in fixed assets	-24.2	-36.1
Used for acquisitions/divestments	-12.2	-
Operating cash flow	**-8.8**	**-29.6**
From financing	25.9	35.2
Dividends paid	-7.6	-7.3
Translation differences on cash and cash equivalents	0.5	-4.7
Net cash flow	**10.0**	**-6.4**

Before impairment of goodwill, concessions and non-consolidated companies

EBIT	28.0	28.0
Earnings before tax	11.6	7.3
Net earnings	5.7	4.7
Net earnings available to holders of ordinary shares	3.4	2.4
Net earnings available to holders of ordinary shares before amortisation of goodwill	10.5	9.3

Key figures per ordinary share

Net result per ordinary share (x EUR)	-5.66	0.07
Net result per ordinary share taking into account potential dilution (x EUR)	-5.59	0.07
Net earnings per ordinary share before goodwill amortisation and impairment (x EUR)	0.32	0.28
Number of outstanding ordinary shares as at end June (x 1,000)	33,340	33,006
Average number of outstanding ordinary shares (x 1,000)	33,328	32,980

Information by Business Stream

(EUR x million)	First half 2003	First half 2002
Net sales		
Aquaculture	516.2	527.2
Agriculture	1,214.6	1,308.2
Total Nutreco	**1,730.8**	**1,835.4**
EBITA before impairment of concessions		
Aquaculture	20.5	3.2
Agriculture	22.1	38.6
Overhead costs	-7.5	-6.9
Total Nutreco	**35.1**	**34.9**

EBITA before impairment of concessions, adjusted for non-recurring items

(EUR x million)	including non-recurring items	terms of delivery/ partnerships.	provision for reorganisation	excluding non-recurring items
Aquaculture	20.5	-17.5	6.6	9.6
Agriculture	22.1	-	-	22.1
Overhead costs	-7.5	-	-	-7.5
Total Nutreco	**35.1**	**-17.5**	**6.6**	**24.2**